The GYMBOREE® Corporation



2008 Annual Report

Dear Shareholders:

Fiscal 2008 marked the culmination of our efforts over the past four years to change the way the Company approaches business. This multi-strategy approach emphasizes improvement in all areas of our organization, encompassing both revenue driving initiatives and strategic expense management. As a result, we are not singularly reliant on any one initiative to achieve our earnings growth objectives.

I am extremely proud of our execution over this period. Among the many accomplishments over these past four years, we have increased the total store base almost 40%, launched the Gymboree Outlet business in 2005 and taken the chain to almost 120 stores in just three years, launched a new lower-priced concept, Crazy 8, in 2007, and continued to grow our customer base in both the core Gymboree brand and the upper-tier Janie and Jack, while aggressively expanding our franchised Play & Music business around the world.

As a result, revenues have jumped during this four-year period by over 80%. Fiscal 2008 also marked a milestone event in the Company's 30-plus year history, with revenues reaching the $1 billion plateau. Through our expense control initiatives relating both to product costs and operational efficiencies, we have been able to parlay this top line success with substantial earnings growth, growing from $0.69 in 2004 to $3.21 in this past year. This represents a compound annual growth rate of 47%, including a 20% improvement in 2008.

The Company is well positioned to not only survive the current economic downturn, but is also capable of investing to support growth for the next four years and beyond as a result of our success during the last four years. By the end of this past fiscal year, the Company had grown its cash balance to $140 million, with no long-term debt. Our solid balance sheet opens up a variety of opportunities going forward.

In the immediate future, we acknowledge that 2009 will prove challenging. However, our approach in addressing these challenges will not differ significantly from our approach in more prosperous times. We will prepare for contingencies, focus on the things we can control and be opportunistic to gain market share and position ourselves for long-term growth.

Starting in the latter part of 2008, we started preparing ourselves for the tough times ahead. Both corporate and distribution center personnel have taken meaningful pay cuts. For 2009, we have also suspended the 401(k) matching program and employee stock purchase program as well as eliminated the cash bonus program for myself and the rest of the senior management group. We chose these types of expense reductions over significant layoffs to enable us to protect our talented employees who have helped us achieve substantial growth in these last four years and are necessary for the execution of our long-term future plans.

Looking to the future, our teams will continue to execute on the multi-strategy approach that has been key to our past success and leverage our core strengths. Our product teams will continue to design and produce the cutest clothes in the mall, with the unique Gymboree fashion elements and impeccable quality that our customers have come to know and love. We will continue to focus on cost containment, whether it is in the cost of our products or the efficiency of our store payroll. All areas of the income statement will be reviewed to ensure we operate as efficiently as possible.

With adversity comes opportunity. We plan to take advantage of the softness in the real estate market by expanding our store base by an additional 75 stores and securing great deals while assuming cautious sales expectations. We will focus on our long-term growth vehicle Crazy 8 and plan to grow the store count by 25 stores or 66% during the year. We will also invest in a new loyalty program to strengthen our relationship with our customers. Our marketing efforts will take advantage of softness in the current advertising environment, by continuing to invest in targeted direct mail and select magazine advertising to grow our overall customer base. In summary, we enter 2009 with a clear comprehensive strategy that builds on the successes we have achieved over the past four years.

In closing, I want to emphasize how honored I am to be surrounded by such a talented and passionate group of individuals that work in the Gymboree family. These past four years have been extremely rewarding and I am humbled by their accomplishments. It is this track record of success and our strategic plan for the future that fuel my optimism for the next four years. I look forward to sharing our progress with you in the future.

Sincerely,

Matthew K. McCauley
Chairman of the Board and CEO

SEC Mail Processing
Section

MAY 06 2009

Washington, DC
110

The
GYMBOREE
Corporation

FORM 10-K

2008 ANNUAL REPORT

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED JANUARY 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 000-21250

THE GYMBOREE CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**94-2615258**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
500 Howard Street, San Francisco, California	**94105**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 278-7000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of each exchange on which registered
COMMON STOCK, $0.001 PAR VALUE	The NASDAQ Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of August 2, 2008, was approximately $1,031,000,000 based upon the last sales price reported for such date on The NASDAQ Stock Market LLC.

As of February 28, 2009, 29,132,240 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 9, 2009 (hereinafter referred to as the "Proxy Statement") are incorporated by reference into Part III.

THE GYMBOREE CORPORATION

TABLE OF CONTENTS

ITEM 1. BUSINESS 3

ITEM 1A. RISK FACTORS 7

ITEM 1B. UNRESOLVED STAFF COMMENTS 14

ITEM 2. PROPERTIES 15

ITEM 3. LEGAL PROCEEDINGS 15

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS 15

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES 15

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA 18

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 19

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 25

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 26

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE 51

ITEM 9A. CONTROLS AND PROCEDURES 51

ITEM 9B. OTHER INFORMATION 52

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE 52

ITEM 11. EXECUTIVE COMPENSATION 52

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 52

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE 52

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES 52

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES 53

SIGNATURES 56

EXHIBIT INDEX 57

FORWARD LOOKING STATEMENTS

The discussion in this Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements, and our actual results could differ materially from results that may be anticipated by such forward-looking statements. Certain risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in Item 1A, "Risk Factors." That section, along with other sections of this Annual Report, describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations. When used in this document, the words "believes," "expects," "estimates," or "anticipate" and similar expressions are intended to identify certain of these forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The cautionary statements made in this document should be read as being applicable to all forward-looking statements wherever they appear in this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information available as of the date of this report. We do not intend to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise.

PART 1

ITEM 1. BUSINESS

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel and accessories for children under the GYMBOREE®, GYMBOREE OUTLET, JANIE AND JACK® and Crazy 8® brands, as well as play programs for children under the GYMBOREE PLAY & MUSIC® brand. The Company operates retail stores in the United States, Canada and Puerto Rico, primarily in regional shopping malls and in selected suburban and urban locations. All references to "we," "our," "us," and the "Company" in this Annual Report mean The Gymboree Corporation and its subsidiaries.

GENERAL

As of January 31, 2009, the Company conducted its business through five primary divisions: Gymboree, Gymboree Outlet, Janie and Jack, Crazy 8, and Gymboree Play & Music.

Gymboree: Gymboree stores offer high-quality, fashionable, child-appropriate apparel and accessories characterized by mix and match colors, patterns and whimsical graphics, complex embellishments, comfort, functionality, and durability for children sizes newborn through 12. As of January 31, 2009, the Company operated 615 Gymboree stores, including 584 stores in the United States, 29 stores in Canada, and two stores in Puerto Rico, as well as an online store at *www.gymboree.com.*

Gymboree Outlet: Gymboree Outlet stores provide high-quality mix and match children's apparel and accessories in the same size ranges as traditional Gymboree stores but at outlet prices. The majority of our Gymboree Outlet product is developed and manufactured exclusively for the Gymboree Outlet stores. As of January 31, 2009, we operated 117 Gymboree Outlet stores in the United States and one store in Puerto Rico.

Janie and Jack: Janie and Jack shops offer distinctive, finely crafted clothing and accessories for boys and girls sizes newborn through 8. Lush fabrics, a hand-made quality and details such as hand-embroidery, smocking and vintage prints are utilized to create classic looks. Shops have a European style reminiscent of a small boutique in Paris. As of January 31, 2009, we operated 115 Janie and Jack shops in the United States, as well as an online shop at *www.janieandjack.com.*

Crazy 8: Crazy 8 stores provide wholesome age-appropriate fashion, at price points approximately 30% lower than Gymboree. Through merchandise design, product presentation, store environment, customer service and packaging, Crazy 8 stores reflect an upscale store experience at mass-market prices. Crazy 8 apparel is offered in sizes newborn through 14 and addresses a broader demographic customer base than Gymboree. The product assortment is a balanced offering of boy and girl product. As of January 31, 2009, we operated 38 Crazy 8 stores in the United States, as well as an online store at *www.crazy8.com.*

Gymboree Play & Music. Gymboree Play & Music offers children ages newborn to 5 years the opportunity to explore, learn and play in an innovative parent-child program. Gymboree Play & Music offers an array of classes developed by early childhood experts, as well as birthday parties and developmental toys, books and music. As of January 31, 2009, Gymboree Play & Music programs were offered at seven Company-operated play centers (three in California and four in Florida) and 602 franchisee-operated play centers, of which approximately 41% are located in the United States, and the remaining 59% are located in 30 other countries: Argentina, Australia, Canada, Chile, China, Colombia, Costa Rica, Ecuador, El Salvador, France, Greece, Hong Kong, Indonesia, Ireland, Japan, Malaysia, Mexico, Panama, Peru, Philippines, Portugal, Singapore, South Africa, South Korea, Spain, Switzerland, Taiwan, Thailand, Turkey and the United Kingdom.

Gymboree was organized in October 1979 as a California corporation and re-incorporated as a Delaware corporation in June 1992.

RETAIL STORES

As of January 31, 2009, the Company operated a total of 886 retail stores, including 854 stores in the United States (584 Gymboree stores, 117 Gymboree Outlet stores, 115 Janie and Jack shops, and 38 Crazy 8 stores), 29 Gymboree stores in Canada, two Gymboree stores in Puerto Rico, and one Gymboree Outlet store in Puerto Rico. The Company also operates three online stores at *www.gymboree.com*, *www.janieandjack.com*, and *www.crazy8.com.*

In fiscal 2008, the Company opened 105 stores, including 23 Gymboree stores, 36 Gymboree Outlet stores, 22 Janie and Jack shops, and 24 Crazy 8 stores. The Company also relocated or remodeled 23 Gymboree stores and closed 5 Gymboree stores. During fiscal 2009, the Company plans to open approximately 75 new stores, including 25 Gymboree stores, 20 Gymboree Outlet stores, five Janie and Jack shops, and 25 Crazy 8 stores. The Company also plans to remodel, relocate or expand approximately 65 Gymboree stores.

The Gymboree online store at *www.gymboree.com* offers the entire Gymboree product offering for children. The site also offers online registration for Gymboree Play & Music classes at selected U.S. locations. The Janie and Jack online store at *www.janieandjack.com* offers the entire Janie and Jack product offering for children. The Crazy 8 online store at *www.crazy8.com* offers the entire Crazy 8 product offering for children. The Company fully integrates its online stores and retail stores in determining pricing, product assortment and promotional strategies. The Company also has a "Save the Sale" policy, whereby retail stores order merchandise for customers from the online stores. In addition, customers are allowed to return merchandise purchased online at traditional retail stores and vice versa.

SUPPLIERS

The majority of our apparel is manufactured to our specifications by approximately 335 independent manufacturers in Asia (primarily China, Indonesia and Thailand), Central America, Africa, and South America. The Company purchases all products in U.S. dollars. One buying agent manages approximately 90% of our inventory purchases. We have no long-term contracts with suppliers and typically transact business on an order-by-order basis. Our factories undergo annual audits for social accountability by an independent third party. In addition, all products undergo a quality audit performed by independent third parties.

SEASONALITY AND COMPETITION

The Company's operations are seasonal in nature, with sales from our retail operations peaking during the fourth quarter, primarily during the holiday season in November and December. During fiscal 2008, 2007 and 2006, the fourth quarter accounted for approximately 30% of our net sales from retail operations.

The Company's Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 brands compete on a national level with BabyGap and GapKids (divisions of Gap, Inc.), and certain leading department stores operating in malls, outlet centers or street locations, as well as certain discount retail chains such as Old Navy (a division of Gap, Inc.), The Children's Place, Wal-Mart and Target. The Company's Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 brands also compete with a wide variety of local and regional specialty stores, with certain other retail chains, and with children's retailers that sell their products by mail order, over the Internet or through outlet malls. The principal factors affecting competition for retail sales are product design, product quality, brand image, customer service and pricing. Our goal is to provide our customers with high-quality apparel at a price that reflects excellent value. We design and produce our apparel exclusively for sale at our retail and online stores.

TRADEMARKS AND SERVICE MARKS

In the United States, the Company is the owner of the trademarks and service marks "GYMBOREE," "JANIE AND JACK," "CRAZY 8," and "GYMBOREE PLAY & MUSIC," and the trademarks "GYMBO," and "GYMBUCKS." These marks and certain other of our marks are registered in the United States Patent and Trademark Office. The mark "GYMBOREE" is also registered, or is the subject of pending applications, in approximately 90 foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. Our rights in the "GYMBOREE," "JANIE AND JACK," and "CRAZY 8" marks and other marks are a significant part of our business. Accordingly, we intend to maintain the marks and the related registrations. We are not aware of any material claims of infringement or other material challenges to our right to use the "GYMBOREE," "JANIE AND JACK," and "CRAZY 8" marks in the United States.

The Company uses a number of other trademarks, certain of which have been registered with the United States Patent and Trademark Office and in certain foreign countries. We believe that our registered and common-law trademarks have significant value and that some of our trademarks are instrumental to our ability to both market our products and create and sustain demand for our products.

TEAM MEMBERS

As of January 31, 2009, the Company had approximately 11,500 full-time and part-time employees or 5,100 full-time equivalents. In addition, a significant number of seasonal employees are hired during each holiday selling season. None of the Company's employees are represented by a labor union.

SEGMENT AND INTERNATIONAL FINANCIAL INFORMATION

Financial information for the Company's two reportable segments, retail stores and Gymboree Play & Music, and for its Canadian subsidiary for each of the three fiscal years ended January 31, 2009, February 2, 2008, and February 3, 2007 is contained in Note 9 to the consolidated financial statements.

Less than 5% of the Company's revenues were derived from outside the United States, and less than 2% of the Company's long-lived assets were located outside the United States in fiscal 2008, 2007, and 2006.

AVAILABLE INFORMATION

The Company makes available on its website at *www.gymboree.com*, under "Our Company—Financial Resources & SEC filings," free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such documents as soon as reasonably practicable after the Company electronically files or furnishes such materials to the U.S. Securities and Exchange Commission ("SEC"). The Company also makes available under "Our Company—Corporate Governance," its code of ethics as well as other documents and materials relating to corporate governance.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers as of March 30, 2009:

Matthew K. McCauley	36	Chief Executive Officer and Chairman of the Board
Blair W. Lambert	51	Chief Operating Officer and Chief Financial Officer
Kip M. Garcia	58	President
Marina Armstrong	46	Senior Vice President, Human Resources and Play & Music, and Secretary
Lynda G. Gustafson	44	Vice President, Corporate Controller
Jeffrey P. Harris	46	Vice President, Finance

Matthew K. McCauley has served as our Chief Executive Officer since January 2006 and Chairman of the Board since July 2006. Mr. McCauley joined The Gymboree Corporation in July 2001 as Director of Allocation and was named Vice President of Planning and Allocation in 2003, Senior Vice President and General Manager in February 2005, President in June 2005, Chief Executive Officer in January 2006, and Chairman of the Board in July 2006. Mr. McCauley has been on our Board of Directors since October 2005. Prior to joining The Gymboree Corporation, Mr. McCauley served in a variety of positions at Gap, Inc., a clothing retailer, including Planning Manager from 2000 to 2001 and Manager of Business Solutions in 2001.

Blair W. Lambert has served as our Chief Operating Officer and Chief Financial Officer since January 2005 and has been on our Board of Directors since 2003. In August 2003, Mr. Lambert joined Illuminations.com, Inc., a candle and home decorating retailer, as the Chief Financial Officer. He was named to the Illuminations.com, Inc. Board of Directors in October 2003. Mr. Lambert has been a vineyard owner since October 2001 and, prior to becoming an officer of Illuminations.com, was a private consultant for specialty retail companies. Mr. Lambert served as the Chief Financial Officer of Bebe Stores, Inc., a clothing retailer, from June 1996 through October 2001. From 1988 to 1996, Mr. Lambert was employed by Esprit de Corp., a wholesaler and retailer of junior and children's apparel, footwear and accessories, most recently serving as Corporate Vice President of Finance. Mr. Lambert is a Certified Public Accountant.

Kip M. Garcia joined The Gymboree Corporation in May 2004 as Senior Vice President of Merchandising – Kids and was named President in January 2006. Prior to joining The Gymboree Corporation, Mr. Garcia served as Senior Vice President for GapKids, a division of Gap Inc., a children's clothing retailer, from April 2002 to February 2003 and Senior Vice President for DFS Merchandising Ltd., a travel retail company, from February 1992 to February 2002.

Marina Armstrong has served as our Senior Vice President, Human Resources, and Play & Music since August 2008 and Secretary since December 2004. Ms. Armstrong joined The Gymboree Corporation in May 1997 as a District Manager and became a Human Resources Staffing Manager at the corporate office in 1998. Later that year she was promoted to Director, Recruiting and Staffing. Ms. Armstrong was named Vice President, Human Resources in 1999, Senior Vice President, Stores, Human Resources and Loss Prevention in February 2005, and Senior Vice President, Stores, Human Resources, and Play & Music in January 2006. Ms. Armstrong was named Assistant Secretary in March 2002 and Secretary in December 2004. Prior to joining The Gymboree Corporation, Ms. Armstrong held several human resources and store operations positions with other retailers including Saks Fifth Avenue, Robinsons-May and The Bon Marche.

Lynda G. Gustafson has served as our Vice President, Corporate Controller since February 2005. Ms. Gustafson joined The Gymboree Corporation in August 2001 as the Corporate Controller and was promoted to Vice President, Corporate Controller in February 2005. Ms. Gustafson was a business consultant for various companies from September 2000 to July 2001. From November 1993 to August 2000, Ms. Gustafson was at US Home & Garden, Inc., and was the Vice President, Finance and Principal Accounting Officer when she departed. Ms. Gustafson is a Certified Public Accountant.

Jeffrey P. Harris joined the Gymboree Corporation in July 2005 as Vice President, Finance. In 2004, Mr. Harris served as Vice President of Finance for CBS MarketWatch, a leading multimedia source of financial news and information, until its sale to Dow Jones in 2005. From 2001 to 2004, he was employed at Lucasfilm in the capacity of Corporate Controller. Prior to that time, Mr. Harris worked in the Consumer Products division of The Walt Disney Company, an entertainment company, as Controller and Director of Finance for its Art and Collectibles division. He also spent over seven years working in various finance and audit roles for the Tribune Company based in Chicago, Illinois. Mr. Harris is a Certified Public Accountant.

ITEM 1A. RISK FACTORS

The current global economic downturn may continue to harm our business.

The current global economic downturn has caused disruptions and extreme volatility in global financial markets, economic uncertainty, fluctuations in fuel prices, interest rates and tax rates, high unemployment levels, high consumer debt levels, limited availability of credit to customers, and declining consumer and business confidence, which has led to decreased levels of consumer spending. These macroeconomic developments have and could continue to negatively impact our business, which depends on the general economic environment and levels of consumer spending in the United States and other parts of the world. Consumer spending may not return to normal levels for an extended period of time. As a result, we may not be able to maintain or increase our sales generally, maintain sales levels at our existing stores, open and operate new stores, or maintain or improve our earnings. If the global economic downturn continues for a significant period or continues to worsen, our results of operations, financial condition, and cash flows will be materially adversely affected.

We are also dependent upon the continued popularity of malls as a shopping destination, and the ability of shopping mall anchor tenants and other attractions to generate customer traffic. A continued slowdown in the U.S. economy or an uncertain economic outlook could continue to lower consumer spending levels and cause a decrease in shopping mall traffic, each of which would adversely affect our growth, sales, and profitability. In addition, we lease a large number of our stores in malls owned and operated by highly leveraged real estate development companies. The inability of any one of these companies to refinance its debt when it comes due could result in mall closures or in foreclosures and distress sales of the mall properties. The closure of a mall or a change of ownership that resulted in changes or disruptions in mall operations, changes in tenant mix or otherwise impacted the character of the mall could affect our stores in those malls and could in turn materially adversely affect our results of operations, financial condition and cash flows.

Further, we work with a large number of small vendors some of whom have been or may be significantly impacted by the current economic downturn. If a number of these vendors fail, the delays and costs that we would likely incur in replacing them and in finding replacement goods and services could materially adversely affect our results of operations, financial condition and cash flows.

We may not be able to continue our current level of sales and earnings, which could cause the market price for our common stock to decline.

During the past four years, we realized substantial growth in both sales and earnings. We do not expect such growth, if any, to continue at these historical rates, particularly in light of the current economic downturn. Many factors have affected, and will continue to affect, our performance. We expect that future increases in net sales and net income, if any, will be dependent on our ability, among other factors, to expand our two newer growth concepts, Janie and Jack and Crazy 8; to continue to reduce product costs while maintaining high-quality standards; to generate more sales to existing customers in the core Gymboree division through growth of the Boy department business and increased newborn product assortment; and to attract new customers through strategies such as direct mail campaigns and cross-brand marketing. Other factors that could impact our sales and earnings growth are discussed in this section. Any decline in our sales or earnings could have a material adverse effect on the market price of our common stock.

Our comparable store sales fluctuate over time, which may cause the market price of our common stock to decline.

Our comparable store sales have fluctuated significantly in the past and are expected to fluctuate in the future. Our comparable store sales are affected by a number of factors, including economic conditions, our merchandise assortment, inventory levels, weather conditions, timing of our promotional offerings, competition, regulatory changes, and the overall retail environment. The investment community often tracks comparable store sales, so a decline or significant fluctuation in comparable store sales, or a failure to meet investor expectations of comparable store sales, could materially affect the market price of our common stock.

Our business may be negatively impacted by consumer product safety laws, regulations or related legal actions.

The Consumer Product Safety Commission issued new standards, effective February 10, 2009, under the Consumer Product Safety Improvement Act of 2008 ("CPSIA") regarding lead and other substances present in consumer products directed at children 12 years of age and under, including apparel and accessories. The new standard applies retroactively to all products, including those products manufactured prior to February 10, 2009, and is not limited to new manufacturing. We have been working to ensure that covered products are appropriately tested; however, there is still uncertainty regarding the meaning of the CPSIA and its implementation. As a result of our efforts to comply with the CPSIA, we incurred a $6.1 million charge in the fourth quarter of fiscal 2008 primarily comprised of a write-off of merchandise inventories, and we may experience additional compliance-related losses. In addition, new consumer product safety laws or changes to existing consumer product safety laws may be introduced in the future. We may incur significant costs complying with these new laws or changes to existing laws, which could have a material adverse effect on our earnings and stock price.

Furthermore, although we currently test products sold in our stores and at our Play & Music sites, we have in the past and may in the future need to recall products that we later determine may present safety issues. If these products have safety problems of which we are not aware, or if the Consumer Product Safety Commission recalls a product sold in our stores, we could experience negative publicity and product liability lawsuits, which could have a material adverse effect on our reputation, business and financial position.

Our results may be adversely affected by our failure to anticipate and respond to changes in fashion trends and consumer preferences in a timely manner.

Our sales and profitability depend upon the continued demand by customers for our apparel and accessories. We believe that our success depends in large part upon our ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of our products. There can be no assurance that the demand for our apparel or accessories will not decline or that we will be able to anticipate, gauge, and respond effectively to changes in fashion trends. Further, current economic conditions and levels of discretionary spending also affect fashion trends and preferences. In addition, since much of our inventory is sourced from vendors located outside the United States, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to nine months in advance of the applicable selling season and frequently before trends are known. A decline in demand for our apparel and accessories or a misjudgment of fashion trends could, among other things, lead to lower sales, excess inventories and higher markdowns, each of which could have a material adverse effect on our business, financial condition and operating results.

Our new concepts and businesses require a substantial commitment of resources and are not certain of ultimate success.

Our ongoing efforts to develop, launch and grow new divisions, businesses and brands require significant capital expenditures and management attention. Our commitment of management resources and capital to a new concept means that those resources and capital are unavailable for our other activities and operations.

Our decision to launch a new business is based on our assessment that a significant opportunity exists in the marketplace. Our ability to successfully launch a new business depends in part on our ability to appropriately identify, develop and effectively execute our strategies and initiatives. Failure to effectively identify, develop and execute our strategies and initiatives may lead to increased costs and lower sales, each of which could have a material adverse effect on our operating results. We anticipate losses in the Crazy 8 division in fiscal 2009. These losses may depress the share price of our stock.

We have opened new businesses in the past that were ultimately unsuccessful such as the Janeville division, which we opened in fiscal 2004 and closed in fiscal 2006. There can be no assurance that new business concepts will be successful, and our incurrence of expenses in the launch of new business concepts that do not ultimately succeed could have a material adverse effect on our financial position.

Changes in seasonal consumer spending patterns that are beyond our control could harm our business.

Historically, a significant portion of our retail sales have been realized during the holiday season in November and December. We have also experienced periods of increased sales activity in the early spring, during the period leading up to the Easter holiday, and in the early fall, in connection with back-to-school sales. Changes in seasonal consumer spending patterns for reasons beyond our control could result in lower-than-expected sales during these periods. For example, the current global economic downturn and the timing of any recovery may have unanticipated effects on consumer spending patterns. Such circumstances could cause us to have excess inventory, necessitating markdowns to dispose of these excess inventories, which would reduce our profitability. Any failure by us to meet our business plan for, in particular, the third or fourth quarter of any fiscal year would have a material adverse effect on our earnings, which in all likelihood would not be offset by satisfactory results achieved in other quarters of the same fiscal year in which sales are less concentrated. Also, because we typically spend more in labor costs during the holiday season to hire temporary store employees in anticipation of holiday spending, a shortfall in expected sales during that period could result in a disproportionate decrease in our net income.

Competition and the strength of our competitors may impair our ability to maintain or grow our sales and adversely affect our operating results.

The apparel segment of the specialty retail industry is highly competitive, and we may not be able to successfully compete in the future. The principal factors of competition for retail sales are product design, product quality, brand image, customer service and pricing. Our Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 brands compete on a national level with BabyGap and GapKids (divisions of Gap, Inc.), and certain leading department stores operating in malls, outlet centers or street locations, as well as certain discount retail chains such as Old Navy (a division of Gap, Inc.), The Children's Place, Wal-Mart, and Target. Our Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 brands also compete with a wide variety of local and regional specialty stores, with certain other retail chains, and with children's retailers that sell their products by mail order, online or through outlet malls. Many of these competitors are larger than us and have substantially greater financial, marketing and other resources. Increased competition may reduce sales and gross margins, and increase operating expenses, each of which could have a material adverse effect on our operating results.

We may not be able to successfully operate if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

Our continued success is largely dependent on the individual efforts and abilities of our senior management team and certain other key personnel and on our ability to retain current management and to attract and retain qualified key personnel in the future. The loss of certain key employees or our inability to continue to attract and retain other qualified key employees could have a material adverse effect on our growth, operations and financial position.

Our business may be harmed by additional United States regulation of foreign trade or delays caused by additional United States customs requirements.

Our business is subject to the risk that the United States may adopt additional regulations relating to imported apparel products, including quotas, duties, taxes and other charges or restrictions on imported apparel. We cannot predict whether additional United States quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of our products in the future, or what effect any such actions would have on our business, financial position and results of operations. If the United States government imposes any such charges or restrictions, our supply of products could be disrupted and their cost could substantially increase, either of which could have a material adverse effect on our operating results. Unforeseen delays in customs clearance of any goods could have a material adverse effect on our ability to deliver complete shipments to our stores in a timely manner, which in turn could have a material adverse effect on our business and operating results.

Because we purchase our products internationally, our business is sensitive to risks associated with international business.

Our products are currently manufactured to our specifications by independent factories located primarily in Asia, Central America, Africa, and South America. As a result, our business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, currency fluctuations, adverse conditions such as epidemics, natural disasters, wars, acts of terrorism, social or political unrest, disruptions or delays in transportation or customs clearance, local business practices and changes in economic conditions in countries in which our suppliers are located. For example, we have incurred late deliveries in United States ports due to labor strikes. If related contract negotiations are not resolved, we could experience additional late deliveries, which could negatively impact our sales. We cannot predict the effect of such factors on our business relationships with foreign suppliers or on our ability to deliver products into our stores in a timely manner. If even a small portion of our current foreign manufacturing sources or textile mills were to cease doing business with us for any reason, such actions could have a material adverse effect on our operating results and financial position.

In addition, we are currently pursuing strategies to reduce product costs. These strategies may result in sourcing product from factories from which we have not previously purchased products and which may be in countries in which we have not done business before. Further, labor costs are currently increasing in some of the countries where our products are manufactured. Increased labor costs, together with the volatility in fuel prices and foreign exchange rates, may impact our ability to reduce product costs.

All of the foregoing risks are increased by the current global economic conditions and their impact on less developed economies in some of the countries in which we do business. These efforts could result in greater risk to timely deliveries and quality control.

We are dependent on two facilities for distribution of product to all of our stores.

We handle merchandise distribution for all of our United States stores from a single facility in Dixon, California, and distribution for all of our Canadian stores from a facility owned and operated by a third party in Toronto, Canada. Starting in June 2009, we will no longer utilize the distribution center in Canada and will distribute products to Canadian stores from our existing distribution center in Dixon, California. Our failure to effectively manage the transition to a single distribution facility, or any significant interruption in the operation of these distribution facilities due to natural disasters, accidents, system failures, or other unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which could cause sales to decline and have a material adverse effect on our earnings and financial position.

We may be subject to negative publicity or be sued if our manufacturers violate labor laws or engage in practices that our customers believe are unethical.

We require our independent manufacturers to operate their businesses in compliance with the laws and regulations that apply to them. Our sourcing personnel periodically visit and monitor the operations of our independent manufacturers, but we cannot control their business and labor practices. We also rely on an independent third party to audit our factories on an annual basis. If an independent manufacturer violates or is suspected of violating labor laws or other applicable regulations, or if a manufacturer engages in labor or other practices that diverge from those typically acceptable in the United States, Canada or Europe, we could in turn experience negative publicity or be sued. Negative publicity or legal actions regarding our manufacturers or the production of our products could have a material adverse effect on our reputation, sales, business, financial position, and operating results.

The loss of a key buying agent could disrupt our ability to deliver our inventory supply in a timely fashion, impacting its value.

In fiscal 2008, 2007 and 2006, one buying agent managed approximately 90% of our inventory purchases. Although we believe that other buying agents could be identified and retained to place our required foreign production, the loss of this buying agent could result in delays in procuring inventory, which could result in a material adverse effect on our business and operating results.

We are dependent on third parties for critical business functions, and their failure to provide services to us could have a material adverse effect on our business and operating results.

We rely on third parties for critical functions involving credit card processing and store communications. These third parties may experience financial difficulties, particularly in light of the current global economic downturn, and unforeseen business disruptions that could adversely affect their ability to perform their contractual obligations to us, including their obligations to comply with Payment Card Industry ("PCI") data security standards. Any such failure to provide services to us or to comply with PCI security requirements could impact our internal communications systems, including our ability to accept payment cards, which could have an adverse impact on business operations and lead to lower sales. Although we believe that other vendors could be identified and retained to provide these services, a change in vendors would take time and could result in a material adverse effect on our business and operating results.

Damage to our computer systems could severely impair our ability to manage our business.

Our operations depend on our ability to maintain and protect the computer systems we use to manage our purchase orders, store inventory levels, web applications, accounting functions and other critical aspects of our business. Our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. We have computer systems in each of our stores, with the main database servers for our systems located in San Francisco, California, which is located on or near known earthquake fault zones. An earthquake or other disaster could have a material adverse impact on our business and operating results not only by damaging our stores or corporate headquarters, but also by damaging our main servers, which could disrupt our business for an indeterminate length of time.

Our business may be harmed if our computer network security is compromised.

Despite our considerable efforts and technology to secure our computer network, security could be compromised, confidential information, such as customer credit card numbers, could be misappropriated, or system disruptions could occur. These events could lead to adverse publicity, loss of sales and could cause us to incur significant costs to reimburse third parties for damages which could adversely impact profits. We are currently compliant with PCI data security standards, which require annual audits by independent qualified security assessors to assess compliance. Failure to comply with the security requirements or rectify a security issue may result in fines and the imposition of restrictions on our ability to accept payment cards. There can be no assurance that we will be able to continue to satisfy PCI security standards. In addition, PCI is controlled by a limited number of vendors who have the ability to impose changes in PCI's fee structure and operational requirements without negotiation. Such changes in fees and operational requirements may result in our failure to comply with PCI security standards, as well as significant unanticipated expenses.

Our ability to successfully implement significant information technology systems is critical to our business.

We plan to continue to upgrade our information technology infrastructure. In fiscal 2009, these initiatives include upgrades to our customer relationship management functionality and our core production system, as well as enhancements to the functionality of our websites and distribution center systems. Such technology systems changes are complex and could cause disruptions that would adversely affect our business. While management strives to ensure the orderly implementation of various information technology systems, we may not be able to successfully execute these changes without potentially incurring a significant disruption to our business. Even if we are successful with implementation, we may not achieve the expected benefits from these initiatives, despite having expended significant capital. We may also determine that additional investment is required to bring our systems to their desired state; this could result in a significant additional investment of time and money and increased implementation risk. Furthermore, we intend to rely on third parties to fulfill contractual obligations related to some of these system upgrades. Failure of these third parties to fulfill their contractual obligations could lead to significant expenses or losses due to a disruption in business operations.

Our operating and financial performance in any given period might not meet the guidance that we have provided to the public.

We provide public guidance on our expected operating and financial results for future periods. Although we believe that this guidance gives investors and analysts a better understanding of management's expectations for the future, and is useful to our shareholders and potential shareholders, such guidance is comprised of forward-looking statements that are subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our guidance may not always be accurate, particularly in periods of severe economic disruption such as the current global economic downturn. In light of current economic conditions, we plan to provide guidance only one quarter at a time during fiscal 2009. If in the future our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock could significantly decline. Further, frequent changes in guidance could increase the volatility of our stock price.

We must timely and effectively deliver merchandise to our stores and customers.

We cannot control all of the various factors that might affect our fulfillment rates for online sales and timely and effective merchandise delivery to our stores. We rely upon third-party carriers for our merchandise shipments to and from stores and reliable data regarding the timing of those shipments. In addition, we are heavily dependent upon two carriers for the delivery of our merchandise to online customers. Labor disputes, union organizing activity, inclement weather, natural disasters, and acts of terrorism could affect those carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver merchandise in a timely and effective manner could damage our reputation and sales.

Our failure to successfully manage our online businesses could have a negative impact on our business.

The successful operation of our online businesses depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Disruptions or slowdowns in these areas could result from disruptions in telephone service or power outages, inadequate system capacity, system issues, computer viruses, human error, changes in programming, natural disasters or adverse weather conditions. Our online businesses are generally vulnerable to additional risks and uncertainties associated with the Internet, including changes in required technology and other technical failures as well as changes in applicable federal and state regulation, security breaches, and consumer privacy concerns. Problems in any of these areas could result in a reduction in sales, increased selling, general and administrative expenses and damage to our reputation and brands.

Our growth would be hampered if we are unable to locate new stores and relocate existing stores in appropriate retail venues and shopping areas.

Our stores must be located in appropriate retail spaces in areas with demographic characteristics consistent with our customer base. These locations tend to be limited to malls and similar venues where the market for available space has historically been very competitive. The location of acceptable store sites and the negotiation of acceptable lease arrangements require considerable time, effort and expense. Our ability to lease desirable retail space for expansion and relocation of stores, and to renew our existing store leases, on favorable economic terms is essential to our revenue and earnings growth. Approximately 80, 50, and 50 store leases will come up for renewal during fiscal 2009, 2010 and 2011, respectively. We are also in the process of negotiating lease terms for approximately 50 stores, which are currently operating under month-to-month terms. There can be no assurance that we will be able to achieve our store expansion goals, effectively manage our growth, successfully integrate the planned new stores into our operations, or profitably operate our new and remodeled stores. Failure to obtain and renew leases for a sufficient number of stores on acceptable terms would have a material adverse effect on our revenues and results of operations.

Our growth would be hampered if we are unable to successfully open new stores.

We plan to open approximately 75 new stores in fiscal 2009. Our growth depends in large part on our ability to successfully open new stores in both the United States and abroad, which in turn is dependent on a number of factors, including our ability to hire and train skilled store operating and management teams and our ability to complete construction within planned timelines and budgets. There can be no assurance that we will successfully open the number of stores planned for fiscal 2009, and the resulting impact on our growth rate could materially affect the market price for our common stock.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to income taxes in many United States, Canadian and Puerto Rican jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for estimates of uncertain tax positions. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may impact the ultimate settlement of these tax positions. As a result, we expect that there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

We are also subject to sales and use taxes in many United States, Canadian and Puerto Rican jurisdictions. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may adversely impact the ultimate settlement of these tax positions and our financial results.

We may require external funding sources for operating funds in the future.

We regularly review and evaluate our liquidity and capital needs. We currently believe that our available cash, cash flow from operations and cash available under our existing and future credit facilities will be sufficient to finance our operations and expected capital requirements for at least the next 12 months. However, as we continue to grow, we might experience peak periods for our cash needs during the course of our fiscal year, and we might need additional external funding to support our operations. In addition, our current credit facility expires in August 2009. Although we believe we will have access to debt and/or capital market funding as needed, such funds may not be available to us on advantageous terms. If the cost of such funds is greater than expected, it could adversely affect our expenses and our operating results.

We may be unable to protect our trademarks and other intellectual property rights.

We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks on a worldwide basis. In order to more effectively protect them from infringement and to defend against claims of infringement, the marks are owned by a separate subsidiary whose purpose is to maintain and manage existing and future marks, thereby increasing their value to us. We are not aware of any material claims of infringement or material challenges to our right to use any of our trademarks and service marks in the United States. Nevertheless, the actions we have taken to establish and protect our trademarks and service marks may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, trademarks and other proprietary rights of ours and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We may be a party to legal proceedings that could result in unexpected adverse outcomes.

From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, and other proceedings arising in the ordinary course of business. In addition, there are an increasing number of cases being filed, particularly against retailers, that contain class action allegations under federal and state wage and hour laws. We evaluate our exposure to these legal proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involve substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings, or changes in management's evaluations or predictions, could have a material adverse impact on our financial results.

Any terrorist act that impacts consumer shopping could have a material adverse effect on our business.

We are dependent upon the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic in the malls where our stores are located. Any terrorist act that decreases the level of mall traffic or other shopping traffic could have a material adverse effect on our business.

Our performance is dependent on attracting and retaining a large and growing number of qualified team members.

Many of those team members are in entry-level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, minimum wage legislation, health care legislation and changing demographics. In addition, our labor costs are influenced by health care and workers' compensation costs, both of which have been rising in recent years. If we cannot hire enough qualified employees, or if there is a disruption in the supply of personnel we hire from third-party providers, especially during our peak season or certain high-volume events, our customer service levels and our operations could be negatively impacted.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company leases approximately 162,400 square feet of office space in a building in San Francisco, California, for its corporate offices. The lease expires on April 14, 2018.

The Company owns a 444,000 square-foot distribution center on approximately 31 acres in Dixon, California. All products are distributed to our United States stores from this facility. The Company utilizes a distribution center owned and operated by a third party in Toronto, Canada, for Canadian operations. Starting in June 2009, the Company will no longer utilize the distribution center in Canada and will distribute products to Canadian stores from its existing distribution center in Dixon, California.

As of January 31, 2009, the Company's 886 stores included an aggregate of approximately 1,735,000 square feet of space. Store leases typically have 10-year terms and include a cancellation clause if minimum revenue levels are not achieved during a specified 12-month period during the lease term. Some leases are structured with a minimum rent component plus a percentage rent based on the store's net sales in excess of a certain threshold. Substantially all of the leases require the Company to pay insurance, utilities, real estate taxes, and common area repair and maintenance expenses. Approximately 80, 50, and 50 store leases will come up for renewal during fiscal 2009, 2010 and 2011, respectively. The Company is also in the process of negotiating lease terms for approximately 50 stores currently operating under month-to-month terms. As of January 31, 2009, we also operated seven Gymboree Play & Music corporate-owned sites in California and Florida under leases that expire between fiscal 2010 and fiscal 2013. See Note 3 to consolidated financial statements.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Our management does not expect that the results of any of these legal proceedings, either individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Gymboree Corporation's common stock is traded on The Nasdaq Stock Market LLC under the symbol "GYMB." The following table sets forth the quarterly high and low sale prices per share of our common stock over the last two fiscal years, as reported on The Nasdaq Stock Market LLC.

	Fiscal 2008		Fiscal 2007	
	High	Low	High	Low
First Quarter	$45.20	$35.29	$45.29	$34.66
Second Quarter	47.69	33.32	45.55	35.91
Third Quarter	41.79	21.33	44.09	29.10
Fourth Quarter	28.41	16.48	39.20	25.99

As of February 28, 2009, the number of holders of record of the Company's common stock totaled approximately 670. The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business or stock repurchases. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, our financial position and general business conditions. In addition, the Company is restricted from paying dividends under the terms of its existing credit facility. This credit facility also limits stock repurchases.

The following graph compares the cumulative five-year total return to shareholders on The Gymboree Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite index and a peer group of 58 companies contained in SIC Codes 5600-5699. The graph assumes that the value of the investment in the Company's common stock, in the peer group, and the index (including reinvestment of dividends) was $100 on February 31, 2004 and tracks it through January 31, 2009.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

Among The Gymboree Corporation, The NASDAQ Composite Index
And a Peer Group



$350
$300
$250
$200
$150
$100
$50
$0
01/31/2004
01/29/2005
01/28/2006
02/03/2007
02/02/2008
01/31/2009
The Gymboree Corporation
NASDAQ Composite
SIC Code 5600-5699 - Retail Apparel Etc.

*$100 invested on 1/31/04 in stock & index-including reinvestment of dividends.
Index calculated on month-end basis.

	01/31/2004	01/29/2005	01/28/2006	02/03/2007	02/02/2008	01/31/2009
The Gymboree Corporation	$100.00	$ 85.84	$169.97	$309.03	$265.46	$167.58
NASDAQ Composite	100.00	101.08	114.61	124.99	120.39	73.10
SIC Code 5600-5699 - Retail Apparel Etc.	100.00	122.71	142.62	164.81	124.93	59.47

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

The 58 companies included in the customized peer group are: Abercrombie & Fitch Company, Aeropostale, Inc., American Eagle Outfitters, Inc., Ann Taylor Stores Corp., Bakers Footwear Group, Inc., Bluefly, Inc., Brown Shoe Company, Inc., Cache, Inc., Carter's, Inc., Casual Male Retail Group, Inc., Cato Corp., Charlotte Russe Holding, Inc., Charming Shoppes, Inc., Chico's FAS, Inc., Christopher & Banks Corp., Citi Trends, Inc., Collective Brands, Inc., Delia*'s, Inc., Destination Maternity Corp., Dover Saddlery, Inc., DSW, Inc., Eddie Bauer Holdings, Inc., Foot Locker, Inc., Footstar, Inc., Gap, Inc., Genesco, Inc., Harolds Stores, Inc., Hartmarx Corp., Hot Topic, Inc., J. Crew Group, Inc., Jo-Ann Stores, Inc., Kuhlman Company, Inc., Limited Brands, Inc., MediaG3, Inc., New York & Company, Inc., Nordstrom, Inc., One Price Clothing Stores, Ovale Group, Inc., Pacific Sunwear of California, Inc., Prevu, Inc., Ross Stores, Inc., Seaway Valley Capital, Corp., Shoe Carnival, Inc., Shoe Pavilion, Inc., Stage Stores, Inc., Stein Mart, Inc., Syms Corp., The Buckle, Inc., The Children's Place Retail Stores, Inc., The Dress Barn, Inc., The Finish Line, Inc., The Gymboree Corp., The Men's Wearhouse, Inc., Talbots, Inc., The Walking Company Holdings, Inc., Tween Brands, Inc., The Wet Seal, Inc., and Zumiez, Inc.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data has been derived from the Consolidated Financial Statements of the Company. The Company's United Kingdom and Ireland (collectively "Europe") operations and its Janeville division have been presented as discontinued operations in the accompanying financial statements for fiscal years 2004 through 2006. Results of the Europe and Janeville operations in fiscal 2007 and fiscal 2008 are insignificant and are included in continuing operations. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	Fiscal Year (number of weeks)				
	2008 (52)	2007 (52)	2006 (53)	2005 (52)	2004 (52)
(In thousands, except operating data and per share amounts)					
Statement of Operations Data:					
Net sales:					
Retail (1)	$ 987,859	$ 909,410	$ 781,172	$ 656,546	$ 578,266
Play & Music	12,819	11,404	10,466	10,946	10,753
Total net sales	1,000,678	920,814	791,638	667,492	589,019
Cost of goods sold, including buying and occupancy expenses	(524,477)	(478,020)	(407,180)	(372,158)	(353,510)
Gross profit	476,201	442,794	384,458	295,334	235,509
Selling, general and administrative expenses	(327,893)	(312,549)	(278,294)	(233,481)	(211,986)
Operating income	148,308	130,245	106,164	61,853	23,523
Interest income	1,690	2,609	5,314	2,221	1,022
Interest expense	(208)	(179)	(232)	(340)	(355)
Other income (expense), net	(151)	769	1,560	(75)	(82)
Income from continuing operations, before income tax	149,639	133,444	112,806	63,659	24,108
Income tax expense	(56,159)	(53,113)	(41,655)	(25,460)	(2,550)
Income from continuing operations, net of income tax	93,480	80,331	71,151	38,199	21,558
Loss from discontinued operations, net of income tax	—	—	(10,901)	(4,515)	(14,120)
Income before cumulative effect of change in accounting principle	93,480	80,331	60,250	33,684	7,438
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	1,206
Net income	$ 93,480	$ 80,331	$ 60,250	$ 33,684	$ 8,644
Basic income per share:					
Income from continuing operations, net of income tax	$ 3.35	$ 2.79	$ 2.25	$ 1.21	$ 0.70
Loss from discontinued operations, net of income tax	—	—	(0.34)	(0.14)	(0.46)
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	0.04
Net income	$ 3.35	$ 2.79	$ 1.90	$ 1.07	$ 0.28
Diluted income per share:					
Income from continuing operations, net of income tax	$ 3.21	$ 2.67	$ 2.15	$ 1.19	$ 0.69
Loss from discontinued operations, net of income tax	—	—	(0.33)	(0.14)	(0.45)
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	0.04
Net income	$ 3.21	$ 2.67	$ 1.82	$ 1.05	$ 0.28
Basic weighted average shares outstanding	27,919	28,797	31,647	31,485	30,747
Diluted weighted average shares outstanding	29,154	30,033	33,099	32,178	31,391
Operating Data:					
Number of stores at end of period	886	786	698	642	634
Net sales per gross square foot at period-end (2)	$ 564	$ 595	$ 592	$ 549	$ 498
Net sales per average store (3)	$1,105,000	$1,146,000	$1,111,000	$1,018,000	$ 911,000
Comparable store net sales increase (4)	0%	7%	12%	9%	2%
Balance Sheet Data:					
Working capital	$ 180,040	$ 58,038	$ 161,710	$ 179,045	$ 106,538
Total assets	520,581	397,184	454,208	424,778	351,699
Stockholders' equity	334,275	208,295	275,727	275,077	217,406

Notes:

(1) Net retail sales include revenues from the Company's retail stores, online stores and the Gymboree Visa program.

(2) Equals revenues from the Company's retail stores and online stores, divided by total square feet of store space as of each fiscal year-end.

(3) Equals revenues from the Company's retail stores and online stores, divided by stores open as of each fiscal year-end.

(4) A comparable store is one that has been open for a full 14 months. Stores that are relocated or expanded by more than 15% of their original square footage become comparable 14 months after final relocation or the completion of the expansion project. Comparable stores net sales include net sales from the Company's online stores. Comparable stores net sales were calculated on a 52-week basis for all periods presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this report. Except for historical information, the following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements, and our actual results could differ materially from results that may be anticipated by such forward-looking statements. The principal factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A, "Risk Factors," and those discussed elsewhere in this report. We do not intend to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise.

General

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel and accessories for children under the GYMBOREE®, GYMBOREE OUTLET, JANIE AND JACK®, and CRAZY 8® brands, as well as play programs for children under the GYMBOREE PLAY & MUSIC® brand. As of January 31, 2009, the Company had 886 stores, including 854 stores in the United States (including 584 Gymboree stores, 117 Gymboree Outlet stores, 115 Janie and Jack shops, and 38 Crazy 8 stores), 29 Gymboree stores in Canada, two Gymboree stores in Puerto Rico, and one Gymboree Outlet store in Puerto Rico. The Company also operates three online stores at *www.gymboree.com*, *www.janieandjack.com*, and *www.crazy8.com*.

The Company's net sales for fiscal 2008 increased to $1.0 billion from $920.8 million in fiscal 2007 and $791.6 million in fiscal 2006. Net income totaled $93.5 million in fiscal 2008 compared to $80.3 million in fiscal 2007 and $60.3 million in fiscal 2006. Comparable store net sales (which include online stores), based on a 52-week period, remained flat during fiscal 2008 versus 2007, increased 7% during fiscal 2007 versus 2006, and increased 12% during fiscal 2006 versus 2005.

The Company expects the current challenging retail environment to continue throughout fiscal 2009. The Company expects a significant reduction in earnings for the first quarter of fiscal 2009 as a result of the global economic downturn, as well as the impact of recent changes to consumer product safety laws. The effect of the consumer product safety laws is expected to diminish by the third quarter of fiscal 2009 due to the Company's product cycle lifespan. The duration and severity of the negative impact of the current global economic downturn is uncertain.

The Company continues to expect that future increases in net sales and net income will be dependent on, among other factors such as economic conditions, its ability to:

- Expand its two newer growth concepts, Janie and Jack and Crazy 8;
- Continue to reduce product costs while maintaining high-quality standards;
- Generate more sales to existing customers in the core Gymboree division through growth of the Boy department business and increased newborn product assortment; and
- Attract new customers through strategies such as direct mail campaigns and cross-brand marketing.

The Company's long-term growth will also depend on refinement and expansion of newer retail concepts such as Janie and Jack and Crazy 8, as well as continued investment in its core retail brands, Gymboree and Gymboree Outlet. To foster long-term growth, the Company will continue to strategically evaluate the best uses of the Company's assets in order to take advantage of opportunities in the marketplace.

The Company continues to be in a strong financial position with approximately $140.5 million in cash and cash equivalents and no debt as of January 31, 2009. In fiscal 2008, the Company generated $155.0 million of cash flow from operations. The Company anticipates that cash generated from operations, together with existing cash resources and funds available from current and future credit facilities, will be sufficient to satisfy cash needs for the foreseeable future.

During 2009, the Company plans to open approximately 75 new stores, including 25 Gymboree stores (20 in the United States and five in Canada), 20 Gymboree Outlet stores, five Janie and Jack shops, and 25 Crazy 8 stores. The Company also plans to remodel, relocate or expand approximately 65 Gymboree stores.

The Company's year-end is on the Saturday closest to January 31. Fiscal 2008 and fiscal 2007, which included 52 weeks, ended on January 31, 2009 and February 2, 2008, respectively. Fiscal 2006, which included 53 weeks, ended on February 3, 2007. Management estimates that the 53rd week of fiscal 2006 contributed approximately $0.05 per diluted share to income from continuing operations.

Critical Accounting Policies

Critical accounting policies are those accounting policies and estimates that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Inventory Valuation. Merchandise inventories are recorded at the lower of cost or market ("LCM"), determined on a weighted-average basis. The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and records a reserve when the future estimated selling price is less than cost. This reserve is based on management's estimate of overall business conditions including stocking positions, inventory aging, historical performance and the promotional environment. The Company takes a physical count of inventories in all stores once a year and in some stores twice a year, and performs cycle counts throughout the year in its distribution centers. The Company records an inventory shrink adjustment based upon physical counts and also provides for estimated shrink adjustments for the period between the last physical inventory count and each balance sheet date. The Company's inventory shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends. The Company's LCM estimate can be affected by changes in consumer demand and the promotional environment. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our LCM or inventory shortage reserves. However, if estimates regarding consumer demand are inaccurate or our actual physical inventory shortage differs significantly from our estimate, our operating results could be affected.

Asset Impairment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value of the assets. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed that are under long-term leases, the Company records a charge for lease buyout expense or the difference between its rent and the rate at which it expects to be able to sublease the properties and related cost, as appropriate. Most closures occur upon the lease expiration. The Company's estimate of future cash flows is based on historical experience, and in 2008, considered the current economic downturn in future sales assumptions. These estimates can be affected by factors that are difficult to predict, such as future store profitability, real estate demand and economic conditions. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate impairment losses of long-lived assets. However, if actual results are not consistent with our estimates and assumptions used in the calculations, we may be exposed to losses that could be material. The Company's recorded asset impairment charges have not been and are not expected to be material.

Income Taxes. The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The Company is subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of the Company's tax positions, such as the timing and amount of deductions and allocation of taxable income to the various tax jurisdictions. Income tax contingencies are accounted for in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Determining the income tax expense for these potential assessments requires management to make assumptions that are subject to factors such as proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations, and resolution of tax audits. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

Revenue Recognition. Revenue is recognized at the point of sale in retail stores. Online revenue is recorded when the Company estimates merchandise is delivered to the customer. Customers generally receive merchandise within three to five days of shipment. Shipping fees received from customers are included in net sales and the associated shipping costs are included in cost of goods sold. The Company also sells gift cards in its retail store locations, through its online stores, and through third parties. Revenue is recognized in the period that the gift card is redeemed. The Company recognizes unredeemed gift card and merchandise credit balances over three years old as other income within selling, general and administrative expenses. Sales are presented net of a sales return reserve, which is estimated based on historical return trends. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our sales return reserve. However, if the actual rate of sales returns increases significantly, our operating results could be adversely affected.

Fiscal 2008 Compared to Fiscal 2007

Net Sales

Net retail sales for fiscal 2008 increased to $987.9 million from $909.4 million in fiscal 2007, an increase of $78.5 million, or 8.6%. This increase was primarily due to net store and square footage growth of 100 stores and approximately 222,000 square feet, respectively. Comparable store sales remained flat, primarily due to a general softening of the overall retail environment driven by macro-economic conditions. The pullback in consumer spending resulted in an overall decrease in average unit retail prices and units per transaction, and was partially offset by an increase in the total number of transactions.

Gymboree Play & Music net sales for fiscal 2008 increased to $12.8 million from $11.4 million in fiscal 2007. The increase was primarily due to increases in royalties, international franchise sales, and product sales. There were 609 Gymboree Play & Music sites at the end of fiscal 2008 (including seven Company-operated sites), compared to 559 sites (including three Company-operated sites) at the end of fiscal 2007.

Gross Profit

Gross profit for fiscal 2008 increased to $476.2 million from $442.8 million in fiscal 2007. As a percentage of net sales, gross profit decreased 0.5 percentage points to 47.6% from 48.1% last year. This decrease was primarily due to lower full-priced selling associated with the economic downturn and deleveraging of occupancy costs. The decrease was partially offset by product cost reductions and buying cost leverage. Gross profit for fiscal 2008 includes a $6.1 million write-off, recorded in the fourth quarter, related to merchandise inventories and compliance with new consumer product safety laws relating to levels of lead and phthalates in children's apparel and accessories.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses, which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, increased to $327.9 million in fiscal 2008 from $312.5 million in fiscal 2007, an increase of $15.4 million, or 4.9%. SG&A as a percentage of net sales decreased 1.1 percentage points to 32.8% from 33.9% in fiscal 2007. The SG&A decrease as a percentage of net sales for fiscal 2008 was primarily due to decreased marketing expenses and professional fees.

Interest Income

Interest income decreased to $1.7 million in fiscal 2008 from $2.6 million in fiscal 2007 mainly due to lower interest rates in fiscal 2008.

Income Taxes

Income tax expense for fiscal 2008 and 2007 resulted in effective tax rates of approximately 37.5% and 39.8%, respectively. The effective tax rate in fiscal 2008 benefited from foreign tax credits arising from foreign taxes accrued in fiscal 2008 and prior years, excluding deferred taxes and FIN 48 reserves.

Fiscal 2007 Compared to Fiscal 2006

Net Sales

Net retail sales for fiscal 2007 increased to $909.4 million from $781.2 million in fiscal 2006, an increase of $128.2 million, or 16%. Comparable store sales increased 7%, primarily driven by a variety of factors including a positive response to the Company's direct marketing efforts and continued strength in sales from the Gymboree Boy departments, Janie and Jack, and Gymboree Outlet. Non-comparable store sales increased due to net store and square footage growth of 88 stores and approximately 200,000 square feet, respectively.

Gymboree Play & Music net sales for fiscal 2007 increased to $11.4 million from $10.5 million in fiscal 2006. There were 559 Gymboree Play & Music sites at the end of fiscal 2007 (including three Company-operated sites), compared to 548 sites (including three Company-operated sites) at the end of fiscal 2006.

Gross Profit

Gross profit for fiscal 2007 increased to $442.8 million from $384.5 million in fiscal 2006. As a percentage of net sales, gross profit decreased 0.5 percentage points to 48.1% from 48.6% in fiscal 2006. This decrease was primarily due to lower full-priced selling, as a result of a more promotional retail environment in fiscal 2007, as well as the absence of the 53rd week in fiscal 2007 and relatively lower gross margins generated in the Crazy 8 division.

Selling, General and Administrative Expenses

SG&A expenses increased to $312.5 million in fiscal 2007 from $278.3 million in fiscal 2006, an increase of $34.2 million, or 12%. SG&A as a percentage of net sales decreased 1.3 percentage points to 33.9% from 35.2% in fiscal 2006. SG&A expenses in fiscal 2006 included a charge of $3.7 million related to the retirement of the Company's former Chairman and Chief Creative Officer (see Note 11). Excluding this item, SG&A as a percentage of net sales decreased 0.8 percentage points to 33.9% from 34.7% in fiscal 2006. SG&A decreases as a percentage of net sales for fiscal 2007 were primarily due to improved leveraging of store and corporate compensation expense (excluding share-based compensation), lower professional services fees and travel, partially offset by increases in marketing expenses and share-based compensation.

Interest Income

Interest income decreased to $2.6 million in fiscal 2007 from $5.3 million in fiscal 2006 resulting from lower average cash balances due to the Company's stock repurchase programs in fiscal 2006.

Income Taxes

Income tax expense for fiscal 2007 and 2006 resulted in effective tax rates of approximately 39.8% and 36.9%, respectively. The effective tax rate in fiscal 2006 benefited from reversing a valuation allowance of approximately $3.6 million related to state net operating loss ("NOL") carryforwards and foreign tax attributes.

Liquidity and Capital Resources

Cash and cash equivalents totaled $140.5 million and $33.3 million as of January 31, 2009 and February 2, 2008, respectively. Working capital as of January 31, 2009 totaled $180.0 million as compared to $58.0 million as of February 2, 2008. Working capital was lower in fiscal 2007 as a result of the Company's share repurchase programs in that fiscal year.

Net cash provided by operating activities for fiscal 2008 was $155.0 million compared to $107.9 million in fiscal 2007. The increase in fiscal 2008 was primarily due to:

- an increase in operating income;
- lower inventory levels, in part, due to compliance with new consumer product safety laws;
- an increase in deferred revenues related to the Gymboree Visa program due to receipt of a minimum guaranteed annual payment;
- an increase in construction allowances due to new store growth; and
- a decrease in prepaid rent due to timing of payments.

Net cash provided by operating activities for fiscal 2007 was $107.9 million compared to $121.7 million in fiscal 2006. The decrease in fiscal 2007 was primarily due to an increase in inventory purchases to support planned store and sales growth.

Net cash used in investing activities was $56.1 million in fiscal 2008 compared to net cash provided by investing activities of $60.5 million in fiscal 2007. Net cash used in investing activities in fiscal 2008 consisted of $56.2 million in capital expenditures related to the opening of 105 new stores, relocation, remodeling and/or expansion of 23 existing stores, store openings and relocations currently in progress, information technology improvements, and improvements to the Company's distribution center.

Net cash provided by investing activities for fiscal 2007 was $60.5 million compared to net cash used in investing activities of $52.9 million in fiscal 2006. Net cash provided by investing activities for fiscal 2007 consisted of $129.3 million in net proceeds from the sale of marketable securities offset by $68.8 million in capital expenditures. Marketable securities were sold in fiscal 2007 to fund the Company's authorized share repurchase program.

Net cash provided by financing activities in fiscal 2008 was $9.7 million compared to net cash used in financing activities of $164.3 million in fiscal 2007. The difference in fiscal 2008 was primarily due to decreased activity under the Company's authorized share repurchase programs. Financing activities in fiscal 2008 included $5.6 million in stock repurchases, primarily reflecting employee minimum statutory tax withholding requirements for restricted stock awards and units that vested during the period. Employees satisfy their minimum statutory tax requirements through a net settlement feature whereby restricted stock awards and units are sold on their vest date to cover tax obligations.

Net cash used in financing activities for fiscal 2007 was $164.3 million compared to $73.2 million in fiscal 2006. The increase in fiscal 2007 was primarily due to $174.3 million in stock repurchases in fiscal 2007.

The Company has an unsecured revolving credit facility for borrowings of up to $80 million (subject to an option to increase the borrowing limit up to $100 million). The credit facility, which expires in August 2009, may be used for the issuance of documentary and standby letters of credit, working capital, and capital expenditure needs. The interest rate for each borrowing under the facility will be, at the option of the Company, a base rate plus an additional marginal rate (a total of 3.25% as of January 31, 2009) or the Eurodollar rate plus an additional marginal rate (a total of 2.4% as of January 31, 2009). This credit facility requires the Company to meet financial covenants on a quarterly basis, limits annual capital expenditures, restricts the payment of dividends, and limits stock repurchases. As of January 31, 2009, the Company was in compliance with these covenants. As of January 31, 2009, there were no outstanding borrowings and $56.3 million of documentary and standby letters of credit were outstanding. The maximum amount of documentary and standby letters of credit outstanding during the fiscal year and as of January 31, 2009 was $77.5 million.

The Company estimates capital expenditures for fiscal 2009 will approximate $50.0 million and will be used to open approximately 75 new stores, including 25 Gymboree stores, 20 Gymboree Outlet stores, five Janie and Jack shops, 25 Crazy 8 stores, and to remodel, relocate or expand approximately 65 Gymboree stores, as well as to continue investment in the Company's systems infrastructure, websites, and distribution center. The Company's current plans for Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 will require increasing capital expenditures for new stores for the next several years.

We anticipate that cash generated from operations, together with our existing cash resources and funds available from current and future credit facilities, will be sufficient to satisfy our cash needs for the next twelve months.

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual obligations as of January 31, 2009:

Contractual Obligations

($ in thousands)	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Stand-by letters of credit	$ 5,765	$ —	$ —	$ —	$ 5,765
Operating leases (1)	71,306	132,133	119,303	191,911	514,653
Inventory purchase obligations (2)	136,757	—	—	—	136,757
Other purchase obligations (3)	8,578	2,941	1,008	504	13,031
Total contractual cash obligations	$222,406	$135,074	$120,311	$192,415	$670,206

(1) Other lease-required expenses such as utilities, real estate taxes and common area repairs and maintenance are excluded. See Note 3 to the Consolidated Financial Statements for discussion of the Company's operating leases.
(2) Inventory purchase obligations include outstanding purchase orders for merchandise inventories that are enforceable and legally binding on the Company and that specify all significant terms (including fixed or minimum quantities to be purchased), fixed, minimum or variable price provisions, and the approximate timing of the transaction.
(3) Other purchase obligations include commitments for information technology and professional services.

As of January 31, 2009, the Company had unrecognized tax benefits of $6.7 million, accrued interest of $1.2 million, and accrued penalties of $0.6 million. These amounts have been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 157, "Fair Value Measurements," ("SFAS 157") which established a single authoritative definition of fair value and a framework for measuring fair value and expanded disclosure of fair value measurements for both financial and non-financial assets and liabilities. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS 157 for non-financial assets and liabilities, except for certain items that are recognized or disclosed at fair value at least annually. The Company elected to partially adopt SFAS 157 as of the beginning of fiscal 2008, as permitted by FSP 157-2. The Company does not expect the adoption of the remaining provisions of SFAS 157 (delayed by FSP 157-2) to have a material impact on the Company's consolidated financial position, results of operations, or cash flows. The Company will adopt the remaining provisions of SFAS 157 as of the beginning of fiscal 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133," ("SFAS 161") which requires enhanced disclosures for derivative and hedging activities. The Company will adopt SFAS 161 as of the beginning of fiscal 2009. The Company does not expect the adoption of SFAS 161 to have a material impact on its consolidated financial statements.

Impact of Inflation

The impact of inflation on results of operations has not been significant in any of the last three fiscal years.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company enters into forward foreign exchange contracts with respect to certain purchases in United States dollars of inventory to be sold in the Company's retail stores in Canada. The purpose of these contracts is to protect the Company's United States dollar margins on the eventual sale of the inventory from fluctuations in the exchange rate for Canadian and United States dollars. The term of the forward exchange contracts is generally less than one year.

The table below summarizes the notional amounts and fair values of the Company's forward foreign exchange contracts in United States dollars (in thousands except weighted-average rate data):

	Notional Amount	Fair Value Gain (Loss)	Weighted Average Rate
January 31, 2009	$3,367	$(163)	$0.81
February 2, 2008	$4,662	$ 6	$1.01

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	PAGE
Report of Independent Registered Public Accounting Firm	27
Consolidated Balance Sheets as of January 31, 2009 and February 2, 2008	29
Consolidated Statements of Income for the years ended January 31, 2009, February 2, 2008, and February 3, 2007	30
Consolidated Statements of Cash Flows for the years ended January 31, 2009, February 2, 2008, and February 3, 2007	31
Consolidated Statements of Stockholders' Equity for the years ended January 31, 2009, February 2, 2008, and February 3, 2007	32
Notes to Consolidated Financial Statements	33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Gymboree Corporation:

We have audited the accompanying consolidated balance sheets of The Gymboree Corporation and subsidiaries (the "Company") as of January 31, 2009 and February 2, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2009. We also have audited the Company's internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and affected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gymboree Corporation and subsidiaries as of January 31, 2009 and February 2, 2008, and the results of their operations and their cash flows for each of the three fiscal years in the period ended

January 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 6 to the consolidated financial statements, on February 4, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 30, 2009

THE GYMBOREE CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	January 31, 2009	February 2, 2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 140,472	$ 33,313
Accounts receivable, net of allowance of $388 and $498	18,735	12,640
Merchandise inventories	114,972	119,523
Prepaid expenses	4,596	12,096
Deferred income taxes	15,108	11,652
Total current assets	293,883	189,224
Property and Equipment:		
Land and buildings	15,776	12,476
Leasehold improvements	213,164	186,777
Furniture, fixtures, and equipment	183,775	176,900
	412,715	376,153
Less accumulated depreciation and amortization	(208,488)	(190,796)
	204,227	185,357
Deferred Income Taxes	20,850	21,028
Other Assets	1,621	1,575
Total Assets	$ 520,581	$ 397,184
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 44,400	$ 52,915
Accrued liabilities	69,341	70,282
Income tax payable	102	7,989
Total current liabilities	113,843	131,186
Long-Term Liabilities:		
Deferred rent and other liabilities	67,072	51,722
Unrecognized tax benefits	5,391	5,981
Total Liabilities	186,306	188,889
Commitments and Contingencies (see Note 3)	—	—
Stockholders' Equity:		
Common stock, including additional paid-in capital ($.001 par value: 100,000,000 shares authorized; 29,077,446 and 28,344,205 shares issued and outstanding at January 31, 2009 and February 2, 2008, respectively)	175,519	140,012
Retained earnings	160,178	67,340
Accumulated other comprehensive income (loss)	(1,422)	943
Total Stockholders' Equity	334,275	208,295
Total Liabilities and Stockholders' Equity	$ 520,581	$ 397,184

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Net sales:			
Retail	$ 987,859	$ 909,410	$ 781,172
Play & Music	12,819	11,404	10,466
Total net sales	1,000,678	920,814	791,638
Cost of goods sold, including buying and occupancy expenses	(524,477)	(478,020)	(407,180)
Gross profit	476,201	442,794	384,458
Selling, general and administrative expenses	(327,893)	(312,549)	(278,294)
Operating income	148,308	130,245	106,164
Interest income	1,690	2,609	5,314
Interest expense	(208)	(179)	(232)
Other income (expense), net	(151)	769	1,560
Income from continuing operations, before income tax	149,639	133,444	112,806
Income tax expense	(56,159)	(53,113)	(41,655)
Income from continuing operations, net of income tax	93,480	80,331	71,151
Loss from discontinued operations, net of income tax	—	—	(10,901)
Net income	$ 93,480	$ 80,331	$ 60,250
Basic per share amounts:			
Income from continuing operations, net of income tax	$ 3.35	$ 2.79	$ 2.25
Loss from discontinued operations, net of income tax	—	—	(0.34)
Net income	$ 3.35	$ 2.79	$ 1.90
Diluted per share amounts:			
Income from continuing operations, net of income tax	$ 3.21	$ 2.67	$ 2.15
Loss from discontinued operations, net of income tax	—	—	(0.33)
Net income	$ 3.21	$ 2.67	$ 1.82
Weighted average shares outstanding:			
Basic	27,919	28,797	31,647
Diluted	29,154	30,033	33,099

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 93,480	$ 80,331	$ 60,250
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	34,854	31,151	28,769
Benefit for deferred income taxes	(3,841)	(9,771)	(9,548)
Share-based compensation expense	19,850	16,381	10,619
Loss on disposal of property and equipment and other	448	687	6,818
Excess tax benefits from exercise of share-based awards	(6,023)	(3,330)	(8,475)
Tax benefit from exercise of stock options	6,440	3,841	11,577
Change in assets and liabilities:			
Accounts receivable	(6,122)	424	(797)
Merchandise inventories	3,895	(14,874)	(3,622)
Prepaid expenses and other assets	7,408	(1,777)	(6,641)
Accounts payable	(8,113)	(3,343)	10,757
Income tax payable	(7,877)	2,577	13,286
Accrued liabilities	5,652	3,964	8,403
Deferred rent and other liabilities	14,973	1,606	296
Net cash provided by operating activities	155,024	107,867	121,692
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales and maturities of marketable securities	34,700	508,978	1,245,226
Purchases of marketable securities	(34,700)	(379,653)	(1,259,551)
Capital expenditures	(56,184)	(68,794)	(38,722)
Other	70	—	189
Net cash provided by (used in) investing activities	(56,114)	60,531	(52,858)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	9,296	6,577	28,301
Excess tax benefits from exercise of share-based awards	6,023	3,330	8,475
Repurchases of common stock	(5,591)	(174,253)	(109,999)
Net cash provided by (used in) financing activities	9,728	(164,346)	(73,223)
Net Increase (Decrease) in Cash and Cash Equivalents	108,638	4,052	(4,389)
Effect of exchange rate fluctuations on cash	(1,479)	1,768	(155)
CASH AND CASH EQUIVALENTS:			
Beginning of Year	33,313	27,493	32,037
End of Year	$140,472	$ 33,313	$ 27,493
NON-CASH INVESTING ACTIVITIES:			
Capital expenditures incurred, but not yet paid	$ 2,992	$ 4,340	$ 6,587
OTHER CASH FLOW INFORMATION:			
Cash paid during the year for income taxes	$ 62,615	$ 58,573	$ 19,636
Cash paid during the year for interest	$ 90	$ 26	$ 67

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2009, FEBRUARY 2, 2008, AND FEBRUARY 3, 2007

(Dollars in thousands)

	Common Stock		Additional Paid In	Retained	Accumulated Other Comprehensive		Total Comprehensive
	Shares	Amount	Capital	Earnings	Income / (Loss)	Total	Income
BALANCE AT JANUARY 28, 2006	32,774,860	$ 33	$ 91,320	$ 184,599	$ (875)	$ 275,077	
Issuance of common stock under equity incentive and purchase plans	2,272,402	2	28,299			28,301	
Share-based compensation			10,619			10,619	
Stock repurchases	(3,277,654)	(3)	(9,244)	(100,752)		(109,999)	
Tax benefit from exercise of stock options and windfall tax benefits			11,577			11,577	
Translation adjustments and unrealized net loss on cash flow hedges, net of tax					(98)	(98)	$ (98)
Net income				60,250		60,250	60,250
							$60,152
BALANCE AT FEBRUARY 3, 2007	31,769,608	$ 32	$132,571	$ 144,097	$ (973)	$ 275,727	
Adoption of FIN 48				(2,325)		(2,325)	
Issuance of common stock under equity incentive and purchase plans	1,247,334	1	6,576			6,577	
Share-based compensation			16,381			16,381	
Stock repurchases	(4,672,737)	(5)	(19,485)	(154,763)		(174,253)	
Tax benefit from exercise of stock options and windfall tax benefits			3,941			3,941	
Translation adjustments and unrealized net loss on cash flow hedges, net of tax					1,916	1,916	$ 1,916
Net income				80,331		80,331	80,331
							$82,247
BALANCE AT FEBRUARY 2, 2008	28,344,205	$ 28	$139,984	$ 67,340	$ 943	$ 208,295	
Issuance of common stock under equity incentive and purchase plans	751,241	1	9,295			9,296	
Share-based compensation			19,850			19,850	
Stock repurchases	(18,000)	—	(81)	(642)		(723)	
Tax benefit from exercise of stock options and windfall tax benefits			6,442			6,442	
Translation adjustments and unrealized net loss on cash flow hedges, net of tax					(2,365)	(2,365)	$ (2,365)
Net income				93,480		93,480	93,480
							$91,115
BALANCE AT JANUARY 31, 2009	29,077,446	$ 29	$175,490	$ 160,178	$(1,422)	$ 334,275	

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of the Business

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel, accessories and play programs for children. As of January 31, 2009, the Company conducted its business through five primary divisions: Gymboree, Gymboree Outlet, Janie and Jack, Crazy 8, and Gymboree Play & Music. The Company operates two reportable segments, retail stores and Gymboree Play & Music (see Note 9). As of January 31, 2009, the retail segment operated a total of 886 retail stores, including 854 stores in the United States (584 Gymboree stores, 117 Gymboree Outlet stores, 115 Janie and Jack shops, and 38 Crazy 8 stores), 29 stores in Canada, 2 Gymboree stores in Puerto Rico, and 1 Gymboree Outlet store in Puerto Rico, as well as three online stores at *www.gymboree.com, www.janieandjack.com, www.crazy8.com.*

Gymboree Play & Music offers an array of classes developed by early childhood experts, as well as birthday parties and developmental toys, books and music. As of January 31, 2009, Gymboree Play & Music programs were offered at seven Company-operated play centers (three in California and four in Florida) and 602 franchisee-operated play centers, of which approximately 41% are located in the United States.

Form 10-K

Fiscal Year

The Company's year end is on the Saturday closest to January 31. Fiscal 2008 and fiscal 2007, which included 52 weeks, ended on January 31, 2009 and February 2, 2008, respectively. Fiscal 2006, which included 53 weeks, ended on February 3, 2007.

Basis of Presentation

The consolidated financial statements include The Gymboree Corporation and its subsidiaries, all of which are wholly owned (the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cost of Goods Sold

Cost of goods sold includes cost of goods, buying expenses, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight and other inventory-related costs such as shrink and lower of cost or market adjustments. Buying expenses include costs incurred to design and produce merchandise. Occupancy expenses consist of rent and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third-party delivery services to customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of non-occupancy-related costs associated with the Company's retail stores, distribution centers and shared corporate services. These costs include payroll and benefits, depreciation, credit card fees, advertising and other general expenses.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investment instruments with a maturity of three months or less at date of purchase.

Accounts Receivable

The majority of the Company's accounts receivable are due from major credit card companies and are collected within five days. Also included in accounts receivable are amounts due from Gymboree Play & Music franchisees for royalties and consumer product sales, as well as amounts due from landlord construction allowances. Royalties are due within 30 days of each calendar quarter end and receivables from consumer product sales are generally due upon shipment. Construction allowance receivable due dates vary. The Company estimates its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due and the Company's previous loss history. The provision for doubtful accounts receivable is included in selling, general and administrative expenses. A summary of activity in the allowance for doubtful accounts is as follows:

Dollars in thousands	**Fiscal 2008**	**Fiscal 2007**	**Fiscal 2006**
Balance at beginning of year	$ 498	$ 274	$ 322
Provision for doubtful accounts receivable	274	326	67
Accounts written off	(384)	(102)	(115)
Balance at end of year	$ 388	$ 498	$ 274

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. At times, cash balances held at financial institutions are in excess of federally insured limits.

In fiscal 2008, 2007, and 2006, one buying agent managed approximately 90% of the Company's inventory purchases and may potentially subject the Company to risks of concentration related to sourcing of its inventory.

Estimated Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, receivables, and payables approximates their estimated fair values due to the short maturities of these instruments.

Fair Value Measurements

SFAS 157 established a single authoritative definition of fair value and a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 requires financial assets and liabilities to be categorized based on the inputs used to calculate their fair values as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability, which reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

As of January 31, 2009, the Company's forward foreign exchange contracts liability had an estimated fair value of $162,000. The Company had no other financial assets or liabilities measured at fair value as of January 31, 2009. Fair value was determined using the market approach and Level 2 inputs. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.

Merchandise Inventories

Merchandise inventories are recorded at the lower of cost or market, determined on a weighted-average cost basis. The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and records a reserve when the future estimated selling price is less than cost. This reserve is based on management's estimate of overall business conditions including stocking positions, inventory aging, historical performance and the promotional environment. The Company takes a physical count of inventories in all stores once a year (in some stores twice a year) and performs cycle counts throughout the year in its distribution centers. The Company records an inventory shrink adjustment based upon physical counts and also provides for estimated shrink adjustments for the period between the last physical inventory count and each balance sheet date. The Company's inventory shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends. The Company's lower of cost or market estimate can be affected by changes in consumer demand and the promotional environment.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from approximately three to 25 years, except for the Company's distribution center in Dixon, California, which has a useful life of 39 years. Leasehold improvements, which include internal payroll costs for employees dedicated to real estate construction projects, are amortized over the lesser of the applicable lease term, which ranges from five to 13 years, or the estimated useful life of the improvements. Software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and are amortized using the straight-line method based on an estimated useful life of three to 7 years. Construction in progress was $4.5 million and $9.4 million as of January 31, 2009 and February 2, 2008, respectively. Repair and maintenance costs are expensed as incurred.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, a loss is recognized equal to the difference between the carrying value and the fair value of the assets. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed, which are under long-term leases, the Company records a charge for lease buyout expense or the difference between its rent and the rate at which it expects to be able to sublease the properties and related costs, as appropriate. Most closures occur upon the lease expiration. The estimate of future cash flows is based on historical experience and typically third-party advice or market data. In fiscal 2008, the estimate of future cash flows considered the current economic downturn in future sales assumptions. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

Asset Retirement Obligations

An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Company recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized in other assets and depreciated over their useful life. The Company's asset retirement obligations relate to restoration provisions in leases for retail store locations and the Company's corporate offices and are not significant.

Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax planning strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The Company is subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of the Company's tax positions such as the timing and amount of deductions and allocation of taxable income to the various tax jurisdictions. Income tax contingencies are accounted for in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), and may require significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

Intangible Assets

Intangible assets primarily include costs incurred to register trademarks and service marks. These assets have been assigned an indefinite life and are reviewed for impairment on an annual basis. Intangible assets approximated $1.2 million and $0.8 million as of January 31, 2009 and February 2, 2008, respectively.

Rent Expense

Many of the Company's operating leases contain free rent periods and predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease, starting at the time the Company takes physical possession of the property. Certain leases provide for contingent rents that are not measurable at inception. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that an expense has been incurred and the amount is reasonably estimable.

Construction Allowance

As part of many lease agreements, the Company receives construction allowances from landlords. The construction allowances are included in deferred rent and other liabilities and are amortized as a reduction of rent expense on a straight-line basis over the term of the lease, starting at the time the Company takes physical possession of the property. Construction allowances of $9.2 million, $8.3 million and $6.0 million were granted in fiscal 2008, 2007 and 2006, respectively.

Workers' Compensation Liabilities

The Company is partially self-insured for workers' compensation insurance. The Company records a liability based on claims filed and an actuarially determined amount of claims incurred, but not yet reported. This liability approximated $2.3 million and $1.8 million as of January 31, 2009 and February 2, 2008, respectively.

Any actuarial projection of losses is subject to a high degree of variability due to external factors, including future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. If the actual amount of claims filed exceeds our estimates, reserves recorded may not be sufficient and additional accruals may be required in future periods.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into United States dollars at the exchange rates effective on the balance sheet date. Revenues, costs of sales, expenses and other income are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded as other comprehensive income within stockholders' equity. Foreign currency translation adjustments related to the discontinued United Kingdom and Ireland entities have been recognized as foreign exchange losses upon substantial liquidation of those entities in fiscal 2005, and are included in losses from discontinued operations in the accompanying fiscal 2006 consolidated statement of income (see Note 2).

Store Pre-opening Costs

Store pre-opening costs are expensed as incurred.

Advertising

The Company capitalizes direct costs for certain programs that meet the deferral requirements of Statement of Position 93-7, *Reporting on Advertising Costs*, associated with the development, production, and circulation of direct response advertising and amortizes such costs over the expected sales realization cycle, typically four to six weeks. Deferred direct response costs, included in prepaid expenses, were $0.2 million as of January 31, 2009 and zero as of February 2, 2008.

All other advertising costs are expensed as incurred. Advertising expense, including costs related to direct mail campaigns, totaled approximately $14.3 million, $18.2 million and $12.6 million in fiscal 2008, 2007 and 2006, respectively.

Revenue Recognition

Revenue is recognized at the point of sale in retail stores. Online revenue is recorded when the Company estimates merchandise is delivered to the customer. Customers generally receive merchandise within three to five days of shipment. Sales are presented net of a sales return reserve. Shipping fees received from customers are included in net sales and the associated shipping costs are included in cost of goods sold. The Company also sells gift cards in its retail store locations, through its websites, and through third parties. Revenue is recognized in the period that the gift card is redeemed. The Company recognizes unredeemed gift card and merchandise credit balances over three years old as other income within selling, general and administrative expenses. From time to time, customers may earn Gymbucks or Rise and Shine coupons and redeem them for merchandise at a discount during the redemption period. One-half of the coupon value is earned by customers when the minimum purchase requirement is met during the earning period, and the other half is earned when the additional purchase requirement is met during the redemption period. A liability is recorded for all coupons earned, but not redeemed, within an accounting period. Net retail sales include revenue from the Company's co-branded credit card (see Note 10). The Company presents taxes collected from customers and remitted to governmental authorities on a net basis (excluded from revenues).

For the Gymboree Play & Music operations, initial franchise and transfer fees for all sites sold in a territory are recognized as revenue when the franchisee has paid the initial franchise or transfer fee, in the form of cash and/or a note payable, the franchisee has fully executed a franchise agreement and the Company has substantially completed its obligations under such agreement. The Company receives royalties based on each franchisee's gross receipts from operations. Such royalty fees are recorded when earned. The Company also recognizes revenues from consumer products and equipment sold to franchisees at the time title transfers to the franchisees.

A summary of activity in the sales return reserves is as follows:

Dollars in thousands	Fiscal 2008	Fiscal 2007	Fiscal 2006
Balance at beginning of year	$ 1,746	$ 1,754	$ 1,534
Provision for sales returns	29,455	22,444	19,274
Actual sales returns	(27,999)	(22,452)	(19,054)
Balance at end of year	$ 3,202	$ 1,746	$ 1,754

Comprehensive Income

Comprehensive income consists of net income, foreign currency translation adjustments and fluctuations in the fair market value of certain derivative financial instruments and is shown in the consolidated statements of stockholders' equity.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), as amended, requires that each derivative instrument be recorded on the balance sheet as either an asset or liability and measured at its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized in earnings or accumulated other comprehensive income, depending on whether the derivative qualifies for hedge accounting treatment. The Company enters into forward foreign exchange contracts with respect to certain purchases in United States dollars of inventory to be sold in the Company's retail stores in Canada. The purpose of these contracts is to protect the Company's United States dollar margins on the eventual sale of the inventory from fluctuations in the exchange rate for Canadian and United States dollars. The term of the forward exchange contracts is generally less than one year. Accumulated other comprehensive income (loss) includes approximately $145,000 in unrealized gains and $141,000 in unrealized losses related to hedging activity as of January 31, 2009 and February 2, 2008, respectively. Amounts recognized in other comprehensive income are amortized to cost of sales over a three-month period.

Income Per Share

Basic income per share is calculated by dividing net income for the year by the number of weighted-average common shares outstanding for the year. Diluted income per share includes the effects of dilutive instruments, such as stock options and restricted stock, and uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding.

The following table summarizes the incremental shares from potentially dilutive securities, calculated using the treasury stock method:

	Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(In thousands)	
Shares used to compute basic EPS	27,919	28,797	31,647
Add: effect of dilutive securities	1,235	1,236	1,452
Shares used to compute diluted EPS	29,154	30,033	33,099

Share-based awards excluded from the computation of weighted-average shares due to their anti-dilutive effect totaled 73,412, 13,579, and 29,954 in fiscal 2008, 2007 and 2006, respectively.

Share-Based Compensation

Effective January 29, 2006, the Company adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, compensation cost for (1) all share-based payments granted prior to, but not vested as of January 28, 2006, is based on the grant date fair value estimated in accordance with the original pro forma footnote disclosure provisions of SFAS 123, and (2) all share-based payments granted subsequent to January 28, 2006, is based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The Company recognizes compensation expense on a straight-line basis for options and awards with time-based service conditions, and on an accelerated basis for awards with performance conditions (see Note 7).

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS 157") which established a single authoritative definition of fair value and a framework for measuring fair value and expanded disclosure of fair value measurements for both financial and non-financial assets and liabilities. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS 157 for non-financial assets and liabilities, except for certain items that are recognized or disclosed at fair value at least annually. The Company elected to partially adopt SFAS 157 as of the beginning of fiscal 2008, as permitted by FSP 157-2. The Company does not expect the adoption of the remaining provisions of SFAS 157 (delayed by FSP 157-2) to have a material impact on the Company's consolidated financial position, results of operations, or cash flows. The Company will adopt the remaining provisions of SFAS 157 as of the beginning of fiscal 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133," ("SFAS 161") which requires enhanced disclosures for derivative and hedging activities. The Company will adopt SFAS 161 as of the beginning of fiscal 2009. The Company does not expect the adoption of SFAS 161 to have a material impact on its consolidated financial statements.

2. Discontinued Operations

On October 4, 2006, the Board of Directors authorized the Company to proceed with the closure of its Janeville division (17 stores) as a result of the division's inability to achieve the level of financial performance expected by management and the desire to focus existing resources on other opportunities. All Janeville stores closed in the fourth quarter of fiscal 2006. The Company closed its Gymboree operations in the United Kingdom and Ireland (collectively, "Europe operations") in fiscal 2004. The results of the Europe and Janeville operations have been presented as discontinued operations in the accompanying financial statements for fiscal year 2006. Results of the Europe and Janeville operations in fiscal 2007 and fiscal 2008 are insignificant and are included in continuing operations.

Results from discontinued operations, net of income tax, were as follows:

	Year Ended February 3, 2007		
	Janeville	Europe	Total
	(In thousands)		
Net retail sales	$ 13,069	$ —	$ 13,069
Income (loss) from discontinued operations	$(17,538)	$ 132	$(17,406)
Income tax benefit (expense)	6,792	(287)	6,505
Loss from discontinued operations, net of income tax	$(10,746)	$(155)	$(10,901)

Losses for the Janeville division in fiscal 2006 included operating losses, as well as approximately $6.8 million for asset impairment, $4.8 million for lease disposition costs, $0.8 million for the cancellation of certain purchase commitments, and $0.3 million for employee severance.

3. Commitments and Contingencies

The Company leases its retail store locations, corporate headquarters, and certain fixtures and equipment under operating leases. The leases expire at various dates through fiscal 2021. Store leases typically have 10-year terms and include a cancellation clause if minimum revenue levels are not achieved during a specified 12-month period during the lease term. Some leases are structured with a minimum rent component plus a percentage rent based on the store's net sales in excess of a certain threshold. Substantially all of the leases require the Company to pay insurance, utilities, real estate taxes, and common area repair and maintenance expenses.

Future minimum rental payments under non-cancelable operating leases at January 31, 2009 are as follows:

Fiscal	(In thousands)
2009	$ 71,306
2010	66,956
2011	65,177
2012	61,922
2013	57,381
Later years	191,911
Total	$514,653

Rent expense for all operating leases totaled $101.3 million, $87.3 million and $75.5 million in fiscal 2008, 2007 and 2006, respectively, which includes common area maintenance expenses, real estate taxes, utilities, percentage rent expense and other lease required expenses of $35.8 million, $31.4 million and $27.1 million for fiscal 2008, 2007 and 2006, respectively. Percentage rent expense was approximately $0.8 million in each of fiscal 2008, 2007 and 2006.

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results in any of these legal proceedings, either individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

4. Borrowing Arrangements

The Company has an unsecured revolving credit facility for borrowings of up to $80 million (subject to an option to increase the borrowing limit up to $100 million). The credit facility, which expires in August 2009, may be used for the issuance of documentary and standby letters of credit, working capital and capital expenditure needs. The interest rate for each borrowing under the facility will be, at the option of the Company, a base rate plus an additional marginal rate (a total of 3.25% as of January 31, 2009) or the Eurodollar rate plus an additional marginal rate (a total of 2.4% as of January 31, 2009). This credit facility requires the Company to meet financial covenants on a quarterly basis, limits annual capital expenditures, restricts the payment of dividends, and limits stock repurchases. As of January 31, 2009, the Company was in compliance with these covenants. As of January 31, 2009, there were no outstanding borrowings and $56.3 million of documentary and standby letters of credit were outstanding. The maximum amount of documentary and standby letters of credit outstanding during the fiscal year was $77.5 million.

Total interest expense charged to operations during each of fiscal 2008, 2007 and 2006 was approximately $0.2 million.

5. Accrued Liabilities

Accrued liabilities consist of the following:

	January 31, 2009	February 2, 2008
	(In thousands)	
Store operating expenses and other	$23,811	$25,061
Employee compensation	20,611	20,168
Gift card liabilities and merchandise credits	17,233	17,378
Deferred revenue primarily related to Gymboree Visa program	5,494	5,683
Sales taxes	2,192	1,992
Total	$69,341	$70,282

6. Income Taxes

The provision for income taxes consists of the following:

	2008	2007	2006
		(In thousands)	
Current:			
Federal	$50,836	$ 52,844	$41,990
State	7,620	7,570	7,422
Foreign	1,735	2,905	1,766
Total current	60,191	63,319	51,178
Deferred:			
Federal	(3,001)	(10,777)	(3,861)
State	224	(45)	(4,935)
Foreign	(1,255)	616	(727)
Total deferred	(4,032)	(10,206)	(9,523)
Total provision	$56,159	$ 53,113	$41,655
Total provision:			
Continuing operations	$56,159	$ 53,113	$41,655
Discontinued operations	—	—	(6,505)
	$56,159	$ 53,113	$35,150

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate for continuing operations is as follows:

	2008	2007	2006
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of income tax benefit	3.7	4.5	4.2
Increase (decrease) in valuation allowances	0.7	(0.2)	(3.2)
Other	(1.9)	0.5	0.9
Effective tax rate	37.5%	39.8%	36.9%

The amount of pre-tax income attributable to foreign operations for fiscal 2008, 2007 and 2006 was $14.1 million, $12.0 million and $10.0 million, respectively.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, are as follows:

	January 31, 2009	February 2, 2008
	(In thousands)	
Deferred tax assets:		
Inventory valuation / bad debt	$ 4,058	$ 4,644
Deferred revenue	14,276	10,816
Accrued reserves	17,408	12,198
Deferred rent	7,039	6,850
State net operating loss carryforwards	1,203	2,070
Foreign tax credits	1,928	—
Other	2,964	2,520
	48,876	39,098
Deferred tax liabilities:		
Prepaid expenses	(1,810)	(1,632)
State taxes	(2,803)	(1,158)
Fixed asset basis differences	(7,054)	(1,516)
Other	—	(1,923)
	(11,667)	(6,229)
Total	37,209	32,869
Valuation allowance	(1,251)	(189)
Net deferred tax assets	$ 35,958	$32,680

As of January 31, 2009, the Company has state net operating loss carryforwards of approximately $29.3 million for tax purposes. These net operating loss carryforwards will expire between 2009 and 2024. As of January 31, 2009, the Company has foreign tax credit carryforwards of approximately $1.9 million for tax purposes. These credit carryforwards will expire between 2015 and 2018. Using its best estimates, the Company has recorded a valuation allowance of $1.3 million on its deferred tax assets for foreign tax credits as it is more likely than not that they will not be realized. The utilization of such net operating losses and foreign tax credits may be subject to a substantial annual limitation due to any future "changes in ownership" as defined by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Should the Company become subject to this annual limitation, the net operating loss and foreign tax credit carryforwards may expire before utilization.

The adoption of FIN 48 as of February 4, 2007 (the first day of fiscal 2007) resulted in the recognition of a $2.3 million decrease to retained earnings in fiscal 2007. The Company had unrecognized tax benefits of $6.7 and $6.9 million as of January 31, 2009 and February 2, 2008, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in thousands):

	January 31, 2009	February 2, 2008
	(In thousands)	
Balance at beginning of year	$6,874	$ 6,946
Gross increases—tax positions in current period	1,404	1,224
Gross increases—tax positions in prior period	813	570
Gross decreases—tax positions in prior period	(937)	(241)
Settlements	(904)	(1,752)
Lapsed statutes of limitations	(228)	(138)
(Decreases) Increases based on currency translation adjustments	(355)	265
Balance at end of year	$6,667	$ 6,874

At January 31, 2009 and February 2, 2008, $4.6 million and $4.7 million, respectively, of unrecognized tax benefits would affect the effective tax rate if recognized. Additionally, at January 31, 2009 and February 2, 2008, $2.1 million and $2.2 million, respectively, of unrecognized tax benefits would result in adjustments to other tax accounts, primarily deferred taxes, if recognized.

The Company recognizes interest and penalties on income taxes in income tax expense. Income tax expense included a benefit of $142,000 and $147,000 in fiscal 2008 and fiscal 2007, respectively, related to interest expense on income taxes and included a benefit of $157,000 and $324,000 in fiscal 2008 and fiscal 2007, respectively, related to penalties on income taxes. As of January 31, 2009, the Company had a liability for interest on income taxes of $1.2 million and a liability for penalties on income taxes of $613,000. As of February 2, 2008, the Company had a liability for interest on income taxes of $1.6 million and a liability for penalties on income taxes of $475,000.

The Company does not anticipate that total unrecognized tax benefits will significantly change prior to the end of fiscal 2009.

The Company and its domestic subsidiaries file income tax returns with federal, state and local tax authorities within the United States. The Company's foreign affiliates file income tax returns in various foreign jurisdictions, the most significant of which is Canada. With few exceptions, the Company is no longer subject to United States federal, state, or local examinations by tax authorities for tax years before 2005 and is no longer subject to foreign examinations by tax authorities for tax years before 2003.

7. Stockholders' Equity

Stock Plans

Share-based compensation expense is included as a component of selling, general and administrative expenses and consists of the following:

	Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(in millions)	
Stock options	$ 1.6	$ 2.6	$ 7.0
Restricted stock awards and units	17.9	13.4	3.3
Employee stock purchase plan	0.4	0.4	0.3
Total	$19.9	$16.4	$10.6

Share-based compensation expense for fiscal 2006 included a charge of $2.2 million related to the retirement of the Company's former Chairman and Chief Creative Officer (see Note 11).

In the fourth quarter of fiscal 2007, the Company identified an error in its accounting for restricted stock awards with performance conditions that were granted earlier in fiscal 2007. As a result, an adjustment of approximately $3.2 million to increase selling, general and administrative expense was recorded to correct the amortization method the Company used to recognize compensation expense for such restricted stock awards. Performance-based restricted stock awards are required to be amortized on an accelerated basis (treating each vesting tranche of a performance award as a separate award with its own requisite service period) compared to the straight-line method the Company had used during the first three quarters of fiscal 2007. The Company recorded this adjustment in the fourth quarter of fiscal 2007 as the amounts were not material to the results of any prior quarter of fiscal 2007.

The Company recognized an income tax benefit related to share-based compensation expense of approximately $10.8 million (of which $6.4 million affected stockholders' equity and $4.4 million affected net income), $6.0 million (of which $3.8 million affected stockholders' equity and $2.2 million affected net income), and $13.0 million (of which $11.6 million affected stockholders' equity and $1.4 million affected income) for fiscal 2008, 2007, and 2006, respectively (including approximately $0.8 million in fiscal 2006 related to the retirement of the Company's former Chairman and Chief Creative Officer as discussed in Note 11).

SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those awards (excess tax benefits) to be classified as financing cash flows. For fiscal 2008, 2007, and 2006, the Company reported $6.0 million, $3.3 million, and $8.5 million, respectively, in excess tax benefits as financing cash inflows.

Equity Incentive Plan

The Company's 2004 Equity Incentive Plan (the "2004 Plan"), provides for grants to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, for grants of non-statutory stock options to employees, consultants and non-employee directors of the Company, and for grants of other types of equity incentive compensation, such as restricted stock and restricted stock units. There are 4,630,322 shares of common stock currently reserved for issuance under the 2004 Plan. There were 1,035,907 shares available for the grant of awards under the 2004 Plan at January 31, 2009. The Company's policy is to issue new shares for restricted stock awards, upon exercise of stock options, on payment of restricted stock units, and for purchases under the 1993 Employee Stock Purchase Plan ("Purchase Plan").

Stock Options

The following table summarizes stock option activity during fiscal 2008, 2007, and 2006:

	Number of shares (in thousands)	Weighted average exercise price per share	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at January 28, 2006	3,871	$14.51		
Granted	21	23.45		
Exercised	(1,848)	14.92		
Forfeited	(220)	14.17		
Expired	(24)	22.15		
Outstanding at February 3, 2007	1,800	$14.13		
Exercised	(359)	15.09		
Forfeited	(69)	14.13		
Expired	(3)	10.32		
Outstanding at February 2, 2008	1,369	$13.89		
Exercised	(567)	14.29		
Forfeited	(10)	15.01		
Expired	(3)	14.80		
Outstanding at January 31, 2009	789	$13.57	5.5	$8,624,648
Vested and Expected to Vest at January 31, 2009 (1)	787	$13.56	5.5	$8,610,366
Exercisable at January 31, 2009	734	$13.39	5.4	$8,154,413

(1) The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total unvested options outstanding.

Options granted pursuant to the 2004 Plan have been granted at exercise prices equal to the fair market value of common stock on the date of grant. The options each have a term of ten years and generally vest over a four-year period.

The fair value of option grants issued under equity incentive plans are estimated on the date of grant using the Black-Scholes option valuation model. For purposes of this model, no dividends have been assumed. Expected stock price volatilities are estimated based on the Company's historical volatility. The risk-free interest rates are based on United States Treasury yields in effect at the time of the grant for notes with comparable terms as the awards. The expected terms of options granted are based on analyses of historical employee termination rates and option exercises, giving consideration to expectations of future employee behavior. Assumptions used in the Black-Scholes valuation model are presented below:

	Year Ended February 3, 2007
Expected dividend rate	0.0%
Expected volatility	42.3%
Risk-free interest rate	4.6%
Expected lives (years)	4.1

The weighted-average fair value per share of options granted during fiscal 2006 was $9.26. The total intrinsic value of options exercised during fiscal 2008, 2007, and 2006 was $16.2 million, $8.6 million, and $33.0 million, respectively.

As of January 31, 2009, there was $0.3 million of total unrecognized compensation cost, before income taxes, related to nonvested stock options, that is expected to be recognized over a weighted-average period of 0.5 years.

The following table summarizes information about stock options outstanding at January 31, 2009:

Options Outstanding						Options Exercisable	
Range of Exercise Prices			Number of Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number Exercisable 1/31/2009	Weighted Average Exercise Price
$ 2.81		$11.57	63,341	2.7	$ 7.30	60,926	$ 7.14
11.66		11.66	144,740	5.7	11.66	144,740	11.66
11.77		12.13	60,104	6.0	12.00	56,878	12.00
12.24		12.24	87,847	6.1	12.24	79,473	12.24
12.39		12.85	79,358	6.0	12.65	78,170	12.65
12.88		15.21	86,939	5.7	13.87	81,959	13.88
15.31		15.81	83,935	5.0	15.72	82,664	15.72
15.88		17.01	79,018	6.4	16.86	53,399	16.82
17.02		18.50	87,380	5.2	17.49	85,902	17.49
19.45		25.05	16,392	7.0	22.74	9,558	22.75
$ 2.81	to	$25.05	789,054	5.5	$13.57	733,669	$13.39

Restricted Stock and Restricted Stock Units

Shares of restricted stock have the same voting rights as other common stock and are issued and outstanding shares. Restricted stock units do not have voting rights, and the underlying shares are not considered to be issued and outstanding until vested. Restricted stock awards and restricted stock units generally vest over a four-year period. The fair values of restricted stock awards and restricted stock units are based on the fair value of the Company's common stock on the date of grant.

Restricted stock award activity during fiscal 2008, 2007, and 2006 is summarized as follows:

	Restricted Stock Awards	
	Number of shares (in thousands)	Weighted average grant date fair value per share
Nonvested at January 29, 2006	100	$12.90
Granted	391	22.41
Vested	(25)	12.60
Nonvested at February 3, 2007	466	20.90
Granted	801	36.89
Vested	(138)	20.02
Nonvested at February 2, 2008	1,129	32.35
Granted	393	41.56
Vested	(229)	29.43
Forfeited	(329)	36.89
Nonvested at January 31, 2009	964	$35.27

Restricted stock granted in fiscal 2007 included 790,000 shares subject to performance-based vesting conditions. Grantees forfeited and the Company cancelled 329,167 of these shares in March 2008, as the related performance targets were not met.

Restricted stock granted in fiscal 2008 included 380,000 shares subject to performance-based vesting conditions for fiscal 2008, which will determine the total number of restricted stock awards that could ultimately vest over four years. The satisfaction of the performance conditions will be finally determined during the first quarter of fiscal 2009 based on fiscal 2008 results and in accordance with the agreements with recipients.

As of January 31, 2009, there was $13.9 million of unrecognized compensation cost, before income taxes, related to nonvested restricted stock awards, which is expected to be recognized over a weighted-average period of 1.3 years.

The following table summarizes restricted stock unit activity during fiscal 2008, 2007, and 2006:

	Restricted Stock Units	
	Number of shares (in thousands)	Weighted average grant date fair value per share
Nonvested at January 28, 2006	—	$ —
Granted	200	24.65
Forfeited	(9)	27.19
Nonvested at February 3, 2007	191	24.53
Granted	115	40.16
Vested	(47)	37.73
Forfeited	(22)	35.38
Nonvested at February 2, 2008	237	28.49
Granted	148	39.73
Vested	(70)	30.85
Forfeited	(28)	34.38
Nonvested at January 31, 2009	287	$33.14

As of January 31, 2009, there was $5.1 million of unrecognized compensation cost, before income taxes, related to nonvested restricted stock units, which is expected to be recognized over a weighted-average period of 2.1 years.

1993 Employee Stock Purchase Plan

We have reserved a total of 1,175,278 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. There were 50,461, 39,636 and 34,105 shares issued under the Purchase Plan in fiscal 2008, 2007 and 2006, respectively. As of January 31, 2009, there was no unrecognized compensation cost related to the Purchase Plan. The Purchase Plan was suspended effective January 1, 2009.

The fair values of rights to purchase shares under the Purchase Plan are estimated on the date of grant using the Black-Scholes option valuation model. For purposes of this model, no dividends have been assumed. Expected stock price volatilities are estimated based on the Company's historical volatility. The risk-free interest rates are based on United States Treasury yields in effect at the time of the grant for notes with comparable terms as the awards. The expected terms of rights to purchase shares under the Purchase Plan are based on the length of the purchase period. Assumptions used in the Black-Scholes valuation model are presented below:

	Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Expected dividend rate	0.0%	0.0%	0.0%
Expected volatility	51.4%	46.2%	42.3%
Risk-free interest rate	2.8%	4.0%	4.8%
Expected lives (years)	0.50	0.50	0.67

8. 401(k) Plan

The Company maintains a voluntary defined contribution 401(k) profit-sharing plan (the "Plan") covering employees who have met certain service and eligibility requirements. Employees may elect to contribute up to 100% of their compensation to the Plan, not to exceed the dollar limit set by law. The Company contributes $1.00 to the Plan for each $1.00 contributed by an employee, up to 4% of the employee's salary. The Plan permits employees to invest in the Company's common stock with a limitation of 20% of their total investment. There are restrictions for certain employees trading Company stock. Matching contributions to the Plan totaled approximately $2.3 million, $2.3 million and $2.2 million in fiscal 2008, 2007 and 2006, respectively. The matching contributions were suspended effective March 1, 2009.

9. Segments

The Company has two reportable segments: retail stores and Gymboree Play & Music. These segments were identified based on differences in products and services. The retail stores segment includes four operating segments (brands) which sell high-quality apparel: Gymboree (including an online store), Gymboree Outlet, Janie and Jack (including an online store), and Crazy 8 (including an online store). In accordance with the aggregation criteria of SFAS No. 131, these four operating segments have been aggregated into one reportable segment because, in the Company's judgment, these operating segments have similar historical economic characteristics and/or are expected to have similar economic characteristics and similar long-term financial performance in the future. Gross margin is the principal measure the Company considers in determining whether the economic characteristics are similar. In addition, each operating segment has similar products, production processes, type or class of customer, and methods of distribution. The Company believes that disaggregating its operating segments would not provide material additional information. Corporate overhead (costs related to the Company's distribution centers and shared corporate services) is included in the retail stores segment.

The following table provides the summary financial data of each reportable segment excluding discontinued operations (in thousands):

	Year ended January 31, 2009		
	Retail Stores	Play & Music	Total
Net sales	$987,859	$12,819	$1,000,678
Operating income	143,390	4,918	148,308
Total assets	516,077	4,504	520,581

	Year ended February 2, 2008		
	Retail Stores	Play & Music	Total
Net sales	$909,410	$11,404	$ 920,814
Operating income	126,743	3,502	130,245
Total assets	391,642	5,542	397,184

	Year ended February 3, 2007		
	Retail Stores	Play & Music	Total
Net sales	$781,172	$10,466	$ 791,638
Operating income	103,285	2,879	106,164
Total assets	450,208	3,874	454,082

Depreciation and amortization expense and capital expenditures have not been separately disclosed above as the amounts primarily relate to the retail segment.

The Company attributes revenues to individual countries based on selling location. Net retail sales from our Canadian subsidiary amounted to $40.4 million, $41.3 million and $33.0 million in fiscal 2008, 2007, and 2006, respectively. Long-lived assets held by our Canadian subsidiary amounted to $2.6 million and $3.1 million as of January 31, 2009 and February 2, 2008, respectively.

10. Co-Branded Credit Card

The Company has co-branded credit card agreements (the "Agreements") with a third-party bank (the "Bank") and Visa U.S.A. Inc. for the issuance of a Visa credit card bearing the Gymboree brand and administration of an associated incentive program for cardholders. These agreements expire in April 2009 and are currently being renegotiated. The Company recognizes revenues related to the Agreements as follows:

- New account fees are recognized as retail revenues on a straight-line basis over the estimated life of the credit card relationship.
- Credit card usage fees are recognized as retail revenues as actual credit card usage occurs.
- Minimum guaranteed annual payments, which exceed amounts earned based on the number of accounts opened and card usage, are recognized as retail revenues on a straight-line basis over the estimated life of the credit card relationship.
- Rewards earned are recorded as gift card liabilities and recognized as retail revenues when the gift cards are redeemed.

During fiscal 2008, fiscal 2007, and fiscal 2006, the Company recognized approximately $9.1 million, $8.6 million, and $5.6 million in usage fees, respectively. These fees are included in net retail sales in the accompanying consolidated statements of income. As of January 31, 2009 and February 2, 2008, $5.1 million and $5.1 million in current deferred revenue, and $0.5 million and $0.4 million in gift card liabilities, respectively, are included in accrued liabilities in the accompanying consolidated balance sheets. Other long-term liabilities include deferred revenue of $14.0 million and $2.9 million as of January 31, 2009 and February 2, 2008, respectively.

11. Retirement of Chairman and Chief Creative Officer

On July 20, 2006, the Company's former Chairman and Chief Creative Officer retired from the Company. As a result, the Company recorded a charge of approximately $3.7 million, before income taxes, in selling, general, and administrative expenses in fiscal 2006 related to cash compensation ($1.5 million) and accelerated vesting of certain stock options ($2.2 million).

12. Common Stock Repurchases

Pursuant to authorization from the Board of Directors, the Company repurchased and retired 18,000 shares of Company stock at an aggregate cost of approximately $0.7 million, or approximately $40.15 per share, in fiscal 2008 and 4,672,737 shares of Company stock at an aggregate cost of approximately $174.3 million, or approximately $37.28 per share, in fiscal 2007 and 3,277,654 shares of Company stock at an aggregate cost of approximately $110.0 million, or approximately $33.55 per share, in fiscal 2006.

13. Deferred Rent and Other Liabilities

Deferred rent and other liabilities consist of the following:

	January 31, 2009	February 2, 2008
	(In thousands)	
Deferred rent	$17,492	$16,440
Construction allowance	35,162	30,635
Deferred revenue related to Gymboree Visa program	14,035	2,922
Other	383	1,725
Total	$67,072	$51,722

14. Quarterly Financial Information (Unaudited)

The quarterly financial information presented below is derived from the Consolidated Statements of Income.

	Fiscal 2008 Quarter Ended				
	May 3, 2008	August 2, 2008	November 1, 2008	January 31, 2009	2008 Total
	(In thousands, except per share amounts)				
Net sales					
Retail	$238,917	$202,818	$261,296	$284,828	$ 987,859
Play & Music	3,187	2,930	2,809	3,893	12,819
Total net sales	242,104	205,748	264,105	288,721	1,000,678
Gross profit	123,418	93,942	134,585	124,256	476,201
Operating income	41,593	12,875	50,208	43,632	148,308
Net income	25,037	8,011	30,947	29,485	93,480
Basic net income per share	0.91	0.29	1.10	1.05	3.35
Diluted net income per share	0.86	0.27	1.06	1.00	3.21

	Fiscal 2007 Quarter Ended				
	May 5, 2007	August 4, 2007	November 3, 2007	February 2, 2008 *	2007 Total
	(In thousands, except per share amounts)				
Net sales					
Retail	$206,721	$179,854	$247,569	$275,266	$ 909,410
Play & Music	2,579	2,500	3,163	3,162	11,404
Total net sales	209,300	182,354	250,732	278,428	920,814
Gross profit	103,800	80,213	124,712	134,069	442,794
Operating income	33,607	8,476	44,398	43,764	130,245
Net income	20,855	5,802	26,895	26,779	80,331
Basic net income per share	0.70	0.20	0.94	0.98	2.79
Diluted net income per share	0.67	0.19	0.91	0.93	2.67

* In the fourth quarter of fiscal 2007, the Company identified an error in its accounting for restricted stock awards with performance conditions that were granted earlier in fiscal 2007. As a result, an adjustment of approximately $3.2 million to increase selling, general and administrative expense was recorded to correct the amortization method the Company used to recognize compensation expense for such restricted stock awards. Performance-based restricted stock awards are required to be amortized on an accelerated basis (treating each vesting tranche of a performance award as a separate award with its own requisite service period) compared to the straight-line method the Company had used during the first three quarters of fiscal 2007. The Company recorded this adjustment in the fourth quarter of fiscal 2007 as the amounts were not material to the results of any prior quarter of fiscal 2007.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company conducted an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company's evaluation, the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, the Company's Chief Executive Officer and Chief Operating Officer and Chief Financial Officer concluded as of the period covered by this report that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The management of The Gymboree Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2009. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes that, as of January 31, 2009, the Company maintained effective internal control over financial reporting based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's independent registered public accounting firm has issued a report on the Company's internal control over financial reporting. That report appears herein on page 27.

Changes in Internal Control over Financial Reporting

During the Company's fourth fiscal quarter, there was no change in the Company's internal control over financial reporting that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to the sections entitled "Proposal One: Election of Directors," "Board Meetings and Board Committees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Other Information" in our 2009 Proxy Statement. See also Part 1, Item 1, "Business – Executive Officers of the Registrant" in this annual report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections entitled "2008 Director Compensation Table," "Compensation Committee Report," "Compensation Discussion and Analysis," "Executive Compensation" and "Termination of Employment and Change-of-Control Arrangements and Employment Contracts" in our 2009 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Directors and Management" and "Equity Compensation Plan Information" in our 2009 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the section entitled "Board Membership and Director Independence" and "Certain Relationships and Related-Person Transactions" in our 2009 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section entitled "Independent Registered Public Accounting Firm Fees and Services" in our 2009 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A)(1) FINANCIAL STATEMENTS

The following documents are filed as a part of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm 27

Consolidated Balance Sheets as of January 31, 2009 and February 2, 2008 29

Consolidated Statements of Income for the years ended January 31, 2009, February 2, 2008, and February 3, 2007 30

Consolidated Statements of Cash Flows for the years ended January 31, 2009, February 2, 2008, and February 3, 2007 31

Consolidated Statements of Stockholders' Equity for the years ended January 31, 2009, February 2, 2008, and February 3, 2007 32

Notes to Consolidated Financial Statements 33

(A)(2) FINANCIAL STATEMENT SCHEDULES

Financial statement schedules have been omitted because they are not required or are not applicable.

(A)(3) EXHIBITS

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws of Registrant. (12)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of Certificate for Common Stock. (1)
10.31*	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (2)
10.50*	2002 Stock Incentive Plan. (3)
10.52*	Amended and Restated Management Change of Control Plan. (4)
10.53*	Amended and Restated Management Severance Plan. (14)
10.54*	Key Terms of Compensation Arrangements for Named Executive Officers. (23)
10.55	Credit Agreement with Bank of America dated August 11, 2003. (5)
10.56*	Annual Bonus Plan. (23)
10.57	Sublease Agreement for 500 Howard Street, San Francisco, CA. (6)
10.58*	2004 Equity Incentive Plan. (10)
10.59*	Form of Stock Option Grant Notice and Agreement for 2004 Equity Incentive Plan. (7)
10.60	Waiver and First Amendment to Credit Agreement. (7)
10.62*	Restricted Stock Award Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.63*	Stock Option Grant Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)

Exhibit Number	Description
10.70	Second Amendment to Credit Agreement dated July 27, 2005. (9)
10.71	Third Amendment to Credit Agreement dated March 30, 2006. (11)
10.73	Form of Indemnification Agreement. (16)
10.74	Fourth Amendment to Credit Agreement, dated July 5, 2006. (13)
10.78	Fifth Amendment to Credit Agreement, dated February 7, 2007. (15)
10.79*	Form of Restricted Stock Award Notice and Agreement for 2004 Equity Incentive Plan. (17)
10.82	Sixth Amendment to Credit Agreement, dated April 24, 2007. (18)
10.83	Seventh Amendment to Credit Agreement, dated June 12, 2007. (19)
10.84	Eighth Amendment to Credit Agreement, dated July 31, 2007. (20)
10.85	Ninth Amendment to Credit Agreement, dated November 21, 2007. (21)
10.87	Tenth Amendment to Credit Agreement, dated as of August 8, 2008. (22)
10.88*	Amended Compensation Arrangements for Named Executive Officers. (24)
10.89*	Summary of Nonemployee Director Compensation.
10.90*	Form of Restricted Stock Unit Award Notice and Agreement for 2004 Equity Incentive Plan.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Matthew K. McCauley Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Blair W. Lambert Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Matthew K. McCauley Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.
32.2	Certification of Blair W. Lambert Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("the Commission") on February 18, 1993 (File No. 33-58322), as amended.

(2) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.

(3) Incorporated by reference to the corresponding exhibits to the Registrant's August 3, 2002 Quarterly Report on Form 10-Q filed with the Commission on September 17, 2002.

(4) Incorporated by reference to Exhibit 10.52 to the Registrant's Current report on Form 8-K filed with the Commission on April 7, 2008.

(5) Incorporated by reference to the corresponding exhibits to the Registrant's August 2, 2003 Quarterly Report on Form 10-Q filed with the Commission on September 11, 2003.

(6) Incorporated by reference to the corresponding exhibits to the Registrant's May 1, 2004 Quarterly Report on Form 10-Q filed with the Commission on June 9, 2004.

(7) Incorporated by reference to the corresponding exhibits to the Registrant's October 30, 2004 Quarterly Report on Form 10-Q filed with the Commission on December 8, 2004.

(8) Incorporated by reference to the corresponding exhibits to the Registrant's January 10, 2005 Current Report on Form 8-K filed with the Commission on January 13, 2005.

(9) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Commission on August 1, 2005.

(10) Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on May 2, 2008.
(11) Incorporated by reference to the corresponding exhibit to the Registrant's January 28, 2006 Annual Report on Form 10-K filed with the Commission on April 12, 2006.
(12) Incorporated by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K filed with the Commission on April 23, 2007.
(13) Incorporated by reference to Exhibit 10.73 to the Registrant's Current Report on Form 8-K filed with the Commission on July 14, 2006.
(14) Incorporated by reference to Exhibit 10.53 to the Registrant's Current Report on Form 8-K filed with the Commission on April 7, 2008.
(15) Incorporated by reference to Exhibit 10.74 to the Registrant's Current Report on Form 8-K filed with the Commission on February 8, 2007.
(16) Incorporated by reference to Exhibit 10.72 to the Registrant's Current Report on Form 8-K filed with the Commission on June 19, 2006.
(17) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 15, 2005.
(18) Incorporated by reference to Exhibit 10.82 to the Registrant's Current Report on Form 8-K filed with the Commission on April 26, 2007.
(19) Incorporated by reference to the corresponding exhibit to the Registrant's May 5, 2007 Quarterly Report on Form 10-Q filed with the Commission on June 12, 2007.
(20) Incorporated by reference to Exhibit 10.84 to the Registrant's Current Report on Form 8-K filed with the Commission on August 2, 2007.
(21) Incorporated by reference to Exhibit 10.85 to the Registrant's Current Report on Form 8-K filed with the Commission on November 29, 2007.
(22) Incorporated by reference to Exhibit 10.87 to the Registrant's Current Report on Form 8-K filed with the Commission on August 14, 2008.
(23) Incorporated by reference to the corresponding exhibit to the Registrant's May 3, 2008 Quarterly Report on Form 10-Q filed with the Commission on June 11, 2008.
(24) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on December 15, 2008.
* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

THE GYMBOREE CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GYMBOREE CORPORATION

March 30, 2009
(Date)

By: /s/ MATTHEW K. MCCAULEY
Matthew K. McCauley
Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ MATTHEW K. MCCAULEY **Matthew K. McCauley**	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 30, 2009
/s/ BLAIR W. LAMBERT **Blair W. Lambert**	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)	March 30, 2009
/s/ LYNDA G. GUSTAFSON **Lynda G. Gustafson**	Vice President, Corporate Controller (Principal Accounting Officer)	March 30, 2009
/s/ GARY M. HEIL **Gary M. Heil**	Director	March 30, 2009
/s/ WILLIAM U. WESTERFIELD **William U. Westerfield**	Director	March 30, 2009
/s/ DANIEL R. LYLE **Daniel R. Lyle**	Director	March 30, 2009
/s/ JOHN C. POUND **John C. Pound**	Director	March 30, 2009
/s/ MICHAEL J. MCCLOSKEY **Michael J. McCloskey**	Director	March 30, 2009

THE GYMBOREE CORPORATION

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws of Registrant. (12)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of Certificate for Common Stock. (1)
10.31*	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (2)
10.50*	2002 Stock Incentive Plan. (3)
10.52*	Amended and Restated Management Change of Control Plan. (4)
10.53*	Amended and Restated Management Severance Plan. (14)
10.54*	Key Terms of Compensation Arrangements for Named Executive Officers. (23)
10.55	Credit Agreement with Bank of America dated August 11, 2003. (5)
10.56*	Annual Bonus Plan. (23)
10.57	Sublease Agreement for 500 Howard Street, San Francisco, CA. (6)
10.58*	2004 Equity Incentive Plan. (10)
10.59*	Form of Stock Option Grant Notice and Agreement for 2004 Equity Incentive Plan. (7)
10.60	Waiver and First Amendment to Credit Agreement. (7)
10.62*	Restricted Stock Award Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.63*	Stock Option Grant Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.70	Second Amendment to Credit Agreement dated July 27, 2005. (9)
10.71	Third Amendment to Credit Agreement dated March 30, 2006. (11)
10.73	Form of Indemnification Agreement. (16)
10.74	Fourth Amendment to Credit Agreement, dated July 5, 2006. (13)
10.78	Fifth Amendment to Credit Agreement, dated February 7, 2007. (15)
10.79*	Form of Restricted Stock Award Notice and Agreement for 2004 Equity Incentive Plan. (17)
10.82	Sixth Amendment to Credit Agreement, dated April 24, 2007. (18)
10.83	Seventh Amendment to Credit Agreement, dated June 12, 2007. (19)
10.84	Eighth Amendment to Credit Agreement, dated July 31, 2007. (20)
10.85	Ninth Amendment to Credit Agreement, dated November 21, 2007. (21)
10.87	Tenth Amendment to Credit Agreement, dated as of August 8, 2008. (22)
10.88*	Amended Compensation Arrangements for Named Executive Officers. (24)

Exhibit Number	Description
10.89*	Summary of Nonemployee Director Compensation.
10.90*	Form of Restricted Stock Unit Award Notice and Agreement for 2004 Equity Incentive Plan.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Matthew K. McCauley Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Blair W. Lambert Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Matthew K. McCauley Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.
32.2	Certification of Blair W. Lambert Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("the Commission") on February 18, 1993 (File No. 33-58322), as amended.
(2) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.
(3) Incorporated by reference to the corresponding exhibits to the Registrant's August 3, 2002 Quarterly Report on Form 10-Q filed with the Commission on September 17, 2002.
(4) Incorporated by reference to Exhibit 10.52 to the Registrant's Current Report on Form 8-K filed with the Commission on April 7, 2008.
(5) Incorporated by reference to the corresponding exhibits to the Registrant's August 2, 2003 Quarterly Report on Form 10-Q filed with the Commission on September 11, 2003.
(6) Incorporated by reference to the corresponding exhibits to the Registrant's May 1, 2004 Quarterly Report on Form 10-Q filed with the Commission on June 9, 2004.
(7) Incorporated by reference to the corresponding exhibits to the Registrant's October 30, 2004 Quarterly Report on Form 10-Q filed with the Commission on December 8, 2004.
(8) Incorporated by reference to the corresponding exhibits to the Registrant's January 10, 2005 Current Report on Form 8-K filed with the Commission on January 13, 2005.
(9) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Commission on August 1, 2005.
(10) Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on May 2, 2008.
(11) Incorporated by reference to the corresponding exhibit to the Registrant's January 28, 2006 Annual Report on Form 10-K filed with the Commission on April 12, 2006.
(12) Incorporated by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K filed with the Commission on April 23, 2007.
(13) Incorporated by reference to Exhibit 10.73 to the Registrant's Current Report on Form 8-K filed with the Commission on July 14, 2006.
(14) Incorporated by reference to Exhibit 10.53 to the Registrant's Current Report on Form 8-K filed with the Commission on April 7, 2008.
(15) Incorporated by reference to Exhibit 10.74 to the Registrant's Current Report on Form 8-K filed with the Commission on February 8, 2007.
(16) Incorporated by reference to Exhibit 10.72 to the Registrant's Current Report on Form 8-K filed with the Commission on June 19, 2006.
(17) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 15, 2005.
(18) Incorporated by reference to Exhibit 10.82 to the Registrant's Current Report on Form 8-K filed with the Commission on April 26, 2007.

(19) Incorporated by reference to the corresponding exhibit to the Registrant's May 5, 2007 Quarterly Report on Form 10-Q filed with the Commission on June 12, 2007.

(20) Incorporated by reference to Exhibit 10.84 to the Registrant's Current Report on Form 8-K filed with the Commission on August 2, 2007.

(21) Incorporated by reference to Exhibit 10.85 to the Registrant's Current Report on Form 8-K filed with the Commission on November 29, 2007.

(22) Incorporated by reference to Exhibit 10.87 to the Registrant's Current Report on Form 8-K filed with the Commission on August 14, 2008.

(23) Incorporated by reference to the corresponding exhibit to the Registrant's May 3, 2008 Quarterly Report on Form 10-Q filed with the Commission on June 11, 2008.

(24) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on December 15, 2008.

* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

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The GYMBOREE® Corporation

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2008 ANNUAL REPORT

PROXY

GYMBOREE®

April 30, 2009

Dear Stockholder:

You are cordially invited to attend The Gymboree Corporation Annual Meeting of Stockholders to be held at 9:00 a.m. on Tuesday, June 9, 2009, at our principal executive offices located at 500 Howard Street, San Francisco, California.

At the Annual Meeting, the following matters of business will be presented:

(1) election of the two directors nominated by the Board of Directors of the Company;

(2) advisory vote on the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending January 30, 2010; and

(3) transaction of any other business properly presented at the meeting.

We will also answer any related questions you may have at that time. Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Regardless of whether you plan to attend the Annual Meeting, it is important that your shares be voted. Accordingly, we ask that you vote by telephone or Internet, as described in the accompanying Proxy Statement, or sign and return your proxy card as soon as possible in the envelope provided.

Sincerely,

Matthew K. McCauley
Chairman of the Board and Chief Executive Officer

GYMBOREE®

THE GYMBOREE CORPORATION
500 Howard Street
San Francisco, California 94105

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 9, 2009

TO THE STOCKHOLDERS OF THE GYMBOREE CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of The Gymboree Corporation, a Delaware corporation (the "Company" or "Gymboree"), will be held on Tuesday, June 9, 2009, at 9:00 a.m., local time, at our principal executive offices located at 500 Howard Street, San Francisco, California. At the Annual Meeting, the following business matters will be presented:

(1) election of the two directors nominated by the Board of Directors of the Company;

(2) advisory vote on the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending January 30, 2010; and

(3) transaction of any other business properly presented at the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

This Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by the Board of Directors of the Company for use at the Annual Meeting. You are entitled to vote at the Annual Meeting if you were a stockholder of record at the close of business on April 14, 2009. We will begin distributing this Proxy Statement, a form of proxy and our 2008 Annual Report to Stockholders on or about April 30, 2009.

FOR THE BOARD OF DIRECTORS

Marina Armstrong
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 9, 2009.

This Proxy Statement and the 2008 Annual Report are available at: http://ir.gymboree.com/annual.cfm

All stockholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.

TABLE OF CONTENTS

Item	Page
Notice of Annual Meeting of Stockholders	
Information Concerning Solicitation and Voting	1
Proposal One: Election of Directors	3
Board Membership and Director Independence	6
Board Meetings and Board Committees	6
2008 Director Compensation Table	8
Security Ownership of Certain Beneficial Owners and Directors and Management	9
Section 16(a) Beneficial Ownership Reporting Compliance	11
Compensation Discussion and Analysis	11
Compensation Committee Report	19
Executive Compensation	20
2008 Summary Compensation Table	20
2008 Grants of Plan-Based Awards Table	22
2008 Outstanding Equity Awards at Fiscal Year End Table	23
2008 Option Exercises and Stock Vested Table	26
Termination of Employment and Change-of-Control Arrangements	26
2008 Potential Payments Upon Termination or Change of Control Table	28
Certain Relationships and Related-Person Transactions	30
Audit Committee Report	30
Independent Registered Public Accounting Firm Fees and Services	31
Proposal Two: Advisory Vote on Appointment of Independent Registered Public Accounting Firm	32
Equity Compensation Plan Information	32
Other Information	34

THE GYMBOREE CORPORATION

2009 PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of The Gymboree Corporation (the "Company" or "Gymboree") for use at the Annual Meeting of Stockholders to be held June 9, 2009, at 9:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at 500 Howard Street, San Francisco, California.

These proxy solicitation materials and our Annual Report to Stockholders for the fiscal year ended January 31, 2009 (fiscal 2008), including financial statements, were mailed on or about April 30, 2009, to all stockholders entitled to vote at the Annual Meeting.

Directions to Annual Meeting

Northbound on US-101 (follow signs to Bay Bridge/I-80 E) or westbound on I-80: take the Fremont Street exit and Fremont Street ramp; turn onto Fremont Street and turn left onto Howard Street.

Southbound on US-101: follow US-101 along Lombard Street; turn left onto Van Ness Avenue; turn right onto Bay Street; follow Bay Street to the end and turn right onto The Embarcadero; turn right onto Howard Street.

The Gymboree Corporation is located on the northwest corner of the intersection of First Street and Howard Street.

Record Date and Quorum

Stockholders of record at the close of business on April 14, 2009 (the "record date"), are entitled to notice of and to vote their shares at the Annual Meeting. At the record date, 29,181,640 shares of the Company's common stock, $0.001 par value per share, were issued and outstanding. The common stock is listed for trading on The NASDAQ Stock Market LLC under the symbol GYMB. The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting.

How to Vote

Registered stockholders can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial stockholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered stockholders may cast their vote by:

(1) Signing, dating and promptly mailing the proxy card in the enclosed postage-paid envelope;

(2) Accessing the Internet web site **www.proxyvote.com** and following the instructions provided on the Web site (you will need to reference the control number identified on your proxy card); or

(3) Calling 1-800-690-6903 and voting by following the instructions provided.

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the Annual Meeting.

If a quorum is present at the Annual Meeting, the candidates for director receiving the highest number of affirmative votes will be elected. In an election of directors by plurality vote, abstentions have no effect, since approval by a percentage of the shares present or outstanding is not required. Stockholders are not entitled to cumulate votes for the election of directors.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting, and also constituting a majority of the required quorum, is required for the approval of Proposal 2.

Brokers who hold shares for the accounts of their clients may vote such shares either as directed by their clients or, in the case of "uninstructed shares," in their own discretion if permitted by the stock exchange or other organization of which they are members. Certain types of proposals are "non-discretionary," however, and brokers who have received no instructions from their clients do not have discretion to vote such uninstructed shares on those items. At this year's meeting, there are no "non-discretionary" proposals, and brokers will have discretion to vote uninstructed shares on Proposals 1 and 2.

When brokers vote proxies on some but not all of the proposals at a meeting, the missing votes are referred to as "broker non-votes." Broker non-votes are counted as present for the purpose of determining.the presence of a quorum for the transaction of business, but they are not counted as shares voting. Thus, broker non-votes can have the effect of preventing approval of certain proposals where the number of affirmative votes, though a majority of the votes cast, does not constitute a majority of the required quorum. Broker non-votes could affect the outcome of the vote on Proposal 2.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will determine whether or not a quorum is present at the Annual Meeting. The inspector of election will treat abstentions as shares of common stock that are present and entitled to vote for purposes of determining the presence of a quorum. Therefore, abstentions will have the effect of a vote "against" Proposal 2.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company at its principal offices as set forth above a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Proxy Solicitation

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Company. Proxies will be solicited by mail and may also be solicited by the Company's directors, officers and other employees, without additional remuneration, in person or by telephone, electronic mail or facsimile transmission. The Company will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's bylaws provide for a Board that consists of not less than six and no more than nine members, as may be fixed from time to time by the Board. The authorized number of directors is currently set at seven. The Company's Restated Certificate of Incorporation and the Company's bylaws each provide that the directors will be divided into three classes, with the classes serving for staggered, three-year terms. Currently there are two directors in each of Classes I and II and three directors in Class III.

Two Class I directors are to be elected at the Annual Meeting. The term of each of the Class I directors elected at the Annual Meeting will expire at the Annual Meeting of Stockholders in 2012 or when his successor has been duly elected and qualified. The term of each continuing Class II director will expire at the Annual Meeting of Stockholders in 2010. The term of each continuing Class III director will expire at the Annual Meeting of Stockholders in 2011.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's nominees named in the table below. Each nominee has consented to serve as a director of the Company if elected, and management has no reason to believe the nominees will be unable to serve as directors. In the event that a nominee of the Company becomes unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE NOMINEES.

Nominees for Class I Directors Whose Terms Expire in 2012

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Matthew K. McCauley	***Chairman and Chief Executive Officer, The Gymboree Corporation.*** *Matthew K. McCauley* has served as our Chief Executive Officer since January 2006 and as Chairman of our Board since July 2006. He joined the Company in July 2001 as Director of Allocation and was named Vice President of Planning and Allocation in 2003, Senior Vice President and General Manager in February 2005, and President in June 2005. Prior to joining the Company, Mr. McCauley served in a variety of positions at The Gap, Inc., a clothing retailer, including Planning Manager from 2000 to 2001 and Manager of Business Solutions in 2001.	36	2005
Gary M. Heil	***Business Advisor, Founder CFIL.*** *Gary M. Heil* has been a business advisor for retailers and other service sector companies on topics primarily related to loyalty and leadership issues since 1987. He has served as Chairman of the Board of Directors of CellTech Metals, Inc., a steel technology company, since 2008. Mr. Heil served as Chief Marketing and Strategy Officer of Safe Life Corporation, a manufacturer of anti-microbial products, from December 2006 to January 2008. In 2002, Mr. Heil co-founded the National Pitching Association and served as its	58	2003

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
	chief executive officer until 2005. In 1987, he co-founded the Center for Innovative Leadership ("CFIL"), for which he currently consults and lectures on topics including leadership, customer loyalty, quality management and effective organizational change processes. Prior to 1987, Mr. Heil was a partner in the law firm Evans & Heil. Mr. Heil is the author of many business-related books, including *Leadership and the Customer Revolution, One Size Fits One* and *The Leader's New Clothes*.		

Continuing Class II Directors Whose Terms Expire in 2010

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Blair W. Lambert	***Chief Operating Officer and Chief Financial Officer, The Gymboree Corporation.*** *Blair W. Lambert* has served as our Chief Operating Officer and Chief Financial Officer since January 2005. In August 2003, Mr. Lambert joined Illuminations.com, Inc., a candle and home decorating retailer, as the Chief Financial Officer. He was named to the Illuminations.com, Inc. Board of Directors in October 2003. Mr. Lambert has been a vineyard owner since October 2001 and, prior to becoming an officer of Illuminations.com, was a private consultant for specialty retail companies. Mr. Lambert served as the Chief Financial Officer of Bebe Stores, Inc., a clothing retailer, from June 1996 through October 2001. From 1988 to 1996, Mr. Lambert was employed by Esprit de Corp., a wholesaler and retailer of junior and children's apparel, footwear and accessories, most recently serving as Corporate Vice President of Finance. Mr. Lambert is a Certified Public Accountant.	51	2003
Daniel R. Lyle	***Retired Partner, PricewaterhouseCoopers LLP.*** *Daniel R. Lyle* retired as a partner of PricewaterhouseCoopers LLP, an accounting firm, in June 2003, a firm he joined in 1970. Mr. Lyle served as a director of Captaris, Inc., a provider of business information delivery solutions, from May 2005 until its merger with Open Text Corporation in October 2008.	63	2005

Continuing Class III Directors Whose Terms Expire in 2011

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Michael J. McCloskey	***Director and Chief Executive Officer, FrontRange Solutions Inc.*** *Michael J. McCloskey* has served as Chief Executive Officer and a director of FrontRange Solutions Inc., a provider of software solutions designed for medium enterprises, since June 2003. Mr. McCloskey served as Chief Executive Officer of Kana Software, Inc. (formerly Kana Communications, Inc.), a company that develops, markets and supports customer communication software products and services for e-businesses, from June 1999 through January 2001.	50	2008
John C. Pound	***President, Integrity Brands, Inc.*** *John C. Pound* has served as President and a director of Integrity Brands, Inc., a firm that originates and oversees investments in specialty retail and branded consumer products companies. He has held that position since July 1999. Mr. Pound manages The Integrity Brands Fund L.P., a fund that makes investments in retail companies. He served as Executive Chairman of RedEnvelope, Inc., an online and catalog gift retailer, from May 2007 to March 2008 and as its Chief Executive Officer from November 2007 to March 2008. RedEnvelope filed for bankruptcy protection on April 17, 2008. Mr. Pound has also served as a director of Orange 21, a producer of branded eyewear under the Spy Optic brand, since October 2006 and as a member of its audit committee since April 2008; he previously served as its Co-Chairman from October 2006 to August 2008.	54	2000
William U. Westerfield	***Retired Partner, Price Waterhouse LLP.*** *William U. Westerfield* retired as an audit partner of Price Waterhouse LLP (now PricewaterhouseCoopers LLP), an accounting firm, in 1992, a firm he joined in 1956, becoming a partner in 1965. Mr. Westerfield has served as a director and member of the audit committee of West Marine, Inc., a boating supplies retailer, since 2000, and as a director and chair of the audit committee of Lifetime Brands, Inc., a designer, marketer and distributor of houseware products, since 2003.	77	1994

BOARD MEMBERSHIP AND DIRECTOR INDEPENDENCE

The Company's business affairs are managed under the direction of the Board. Directors meet their responsibilities by participating in meetings of the Board and Board committees, through communications with our Chief Executive Officer and other officers, by reviewing materials provided to them, and by visiting the Company's offices and other facilities.

During fiscal 2008, the Board held nine meetings. The committees of the Board held a total of 21 meetings. Each director attended at least 82% of the aggregate number of meetings of the Board and Board committees on which he served. The directors nominated for re-election and each director whose term will continue are expected to attend the Annual Meeting, absent unavoidable conflicts or extenuating circumstances. Last year, with the exception of Messrs. McCloskey and Pound, all directors who were continuing or nominated for election attended the Annual Meeting of Stockholders.

The Board annually determines the independence of directors, as well as that of any director nominees, based on a review by the Board and the Nominating and Governance Committee. No director or director nominee is determined to be independent unless the Board has determined that neither the director or director nominee, nor an immediate family member of the director or director nominee, has had any direct or indirect material relationship with the Company within the last three years. The Board has adopted the applicable independence rules from the NASDAQ listing standards as the Company's standards for independence and incorporated those into the Company's Corporate Governance Guidelines, which can be found on the Company's website at www.gymboree.com by clicking on "Our Company—Corporate Governance."

In April 2009, the Board reviewed the responses of the directors to a questionnaire asking about their relationships with the Company (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships or arrangements between the Company and the directors or parties related to the directors. The Board reviewed whether any transactions or relationships exist currently, or existed during the past three years, between each director, or certain family members of each director, and the Company or its subsidiaries and affiliates, senior management or their affiliates, equity investors or the Company's independent registered public accounting firm. As a result of this review, the Board has determined that all directors serving in fiscal 2008, except Mr. McCauley, who is the Company's Chairman of the Board and Chief Executive Officer, and Mr. Lambert, who is the Company's Chief Operating Officer/Chief Financial Officer, are independent under the applicable standards described above. The Board also determined that members of the Audit Committee, Compensation Committee and Nominating and Governance Committee meet all applicable independence tests of the NASDAQ listing standards, Securities and Exchange Commission (the "SEC") and Internal Revenue Service.

The independent directors meet at least twice a year in executive sessions in conjunction with regularly scheduled meetings of the Board.

BOARD MEETINGS AND BOARD COMMITTEES

The Board has an Audit Committee, a Nominating and Governance Committee and a Compensation Committee. Each committee operates pursuant to a written charter that is publicly available on the Company's website at www.gymboree.com by clicking on "Our Company—Corporate Governance."

The Audit Committee consists of Directors Lyle, as Chairman, Pound and Westerfield. All members of the Audit Committee possess the applicable financial literacy requirements of the Securities and Exchange Commission and the listing standards for The NASDAQ Stock Market. The Board has determined that each of Mr. Lyle and Mr. Westerfield is an "audit committee financial expert," as that term is defined by the SEC. The Audit Committee assists the Board in the oversight of the integrity of the Company's financial statements, its compliance with legal and regulatory requirements that relate to financial reporting matters, the independent registered public accounting firm's qualifications and independence, the performance of the Company's internal audit function and independent registered public accounting firm, compliance with the Company's Code of Ethics for Senior Financial Officers (including the Company's Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller (or persons performing similar functions)), and compliance with the Company's Business and Ethics Code of Conduct for all personnel. The Audit Committee also reviews and approves all related-person transactions—see "Certain Relationships and Related-Person Transactions" below. The Audit Committee held 12 meetings during fiscal 2008.

The Nominating and Governance Committee consists of Directors Pound, as Chairman, Heil, McCloskey and Westerfield. The Nominating and Governance Committee is responsible for monitoring the composition of the Board and, when appropriate, seeking, screening and recommending for nomination candidates for election to the Board, including candidates for the Board submitted by stockholders in accordance with the procedures described in "Other Information—Company Consideration of Stockholder-Recommended Director Nominees" below. In so doing, the Nominating and Governance Committee may evaluate a candidate's decision-making abilities, professional experience, relevant expertise, leadership qualities, industry knowledge, diversity, personal integrity and reputation, among other qualifications. The Nominating and Governance Committee is also responsible for evaluating the structure and practices of, and when appropriate, recommending new policies to, the Board, including the Company's Corporate Governance Guidelines. The Nominating and Governance Committee held three meetings during fiscal 2008.

The Compensation Committee consists of Directors Heil, as Chairman, Pound and Westerfield. The Compensation Committee generally oversees our compensation programs and policies. The Compensation Committee is responsible for:

- Determining the compensation of our Chief Executive Officer;
- Approving all other executive officers' compensation, including salary and payments under the Company's bonus and incentive compensation programs; and
- Administering all of the Company's incentive compensation and other stock or stock-based plans.

In approving compensation for the Company's executive officers, the Compensation Committee takes into account the recommendations of the Company's Chief Executive Officer and compensation consultants, as described further in "Compensation Discussion and Analysis" below. The Compensation Committee held six meetings during fiscal 2008.

Pursuant to its written charter, the Compensation Committee may delegate certain of its responsibilities, as it deems appropriate, to other committees of the Board or to Company officers. The Compensation Committee has delegated authority to Matthew K. McCauley, the Company's Chairman of the Board and Chief Executive Officer, and Marina Armstrong, the Company's Senior Vice President, Human Resources and Play & Music and Secretary, the authority to make grants of stock options and restricted stock unit awards to Company employees other than executive officers, within individual and aggregate share limits specified by the Committee.

2008 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation of the Company's non-employee directors for fiscal 2008, which consisted of the following components: cash compensation, consisting of annual retainer fees, and equity compensation, consisting of annual restricted stock awards. Each of these components is described in more detail below.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Gary M. Heil	$50,000	$83,362	$133,362
Daniel R. Lyle (3)	60,000	83,362	143,362
Michael J. McCloskey (4)	32,418	23,610	56,028
John C. Pound	50,000	83,362	133,362
William U. Westerfield	50,000	83,362	133,362

(1) This column reports the amount of cash compensation earned in fiscal 2008 for Board and committee service.

(2) The amount reported in this column for each director reflects the compensation costs for financial reporting purposes for fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123(R), which is referred to as SFAS 123R, rather than an amount paid to or realized by the director, for outstanding restricted stock awards granted in fiscal 2008, fiscal 2007 and fiscal 2006. Assumptions used in the calculation of these compensation costs for fiscal 2008 are included in Note 7 to the Company's audited financial statements included in the 2008 Annual Report on Form 10-K for the fiscal year ended January 31, 2009. As required by SEC rules, the amounts reported have been adjusted to exclude the estimated effect of service-based forfeiture assumptions used for financial reporting purposes. Each of the non-employee directors was granted 2,558 shares of restricted stock on June 10, 2008, with a grant date fair value of $109,968 calculated in accordance with SFAS 123R. Each of Messrs. Heil, Lyle, Pound and Westerfield had 5,043 shares of unvested restricted stock at 2008 fiscal year end; Mr. McCloskey had 2,558 shares of unvested restricted stock at 2008 fiscal year end. The Company did not grant any stock options to non-employee directors or recognize any compensation costs for financial reporting purposes for fiscal 2008 in accordance with SFAS 123R for outstanding stock options previously granted to non-employee directors. The non-employee directors had the following outstanding option awards at January 31, 2009: Mr. Heil—10,937 shares, Mr. Lyle—15,000 shares, Mr. McCloskey—0 shares, Mr. Pound—15,978 shares and Mr. Westerfield—0 shares.

(3) Audit Committee Chair.

(4) Mr. McCloskey joined the Board on June 10, 2008.

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company for members of the Board.

The components of non-employee director compensation are set forth below. Directors who are employees of the Company do not receive any compensation for their services as directors.

	Effective as of June 12, 2007
Annual Board retainer fee (except for the Chairman of the Audit Committee)	$ 50,000(1)
Annual retainer fee for the Chairman of the Audit Committee	$ 60,000(1)
Annual automatic grant of shares of restricted stock of the Company	$110,000(2)

(1) The annual retainer fee is paid on a quarterly basis on the first day of the fiscal quarter. In addition, the Company reimburses non-employee directors for actual travel and out-of-pocket expenses incurred in connection with their services. There are no additional fees for meeting attendance.

(2) The annual automatic grant of Company restricted stock is granted on the date of each annual meeting of stockholders. All shares of restricted stock are granted under the Company's 2004 Equity Incentive Plan, and the number of shares to be granted is determined by dividing the cash value of the grant of shares of restricted stock by the closing price for the Company's common stock on that date as reported on The NASDAQ Stock Market LLC. Shares subject to the restricted stock awards are subject to a forfeiture restriction that lapses with respect to one-third of the shares per year. The forfeiture restriction will lapse on an accelerated basis upon retirement.

In addition to the foregoing, all directors receive discounts on Company merchandise and on participation in Gymboree Play & Music programs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND MANAGEMENT

The following tables set forth certain information known to the Company with respect to beneficial ownership of the Company's common stock as of April 6, 2009, by (i) each beneficial owner of more than 5% of the common stock, (ii) each director, (iii) the Company's Chief Executive Officer, Chief Operating Officer/Chief Financial Officer, and the three other most highly compensated executive officers serving as executive officers at the end of fiscal 2008 with respect to whom compensation information is disclosed in "Executive Compensation" below, and (iv) all current directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. The number of shares outstanding used in calculating the percentages for a person in the table below includes the shares underlying options held by such person to the extent exercisable within 60 days of April 6, 2009, but excludes other shares underlying options. Percentage of beneficial ownership is based on 29,178,048 shares outstanding as of April 6, 2009.

More than 5% Beneficial Stockholders

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class
Wellington Management Company, LLP 75 State Street Boston, MA 02109 (1)	1,932,920	6.6%
Barclays Global Investors, N.A. 400 Howard Street San Francisco, California 94105 (2)	1,907,152	6.5%

Independent Directors

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Gary M. Heil (3)	18,285	*
Daniel R. Lyle (4)	22,348	*
Michael J. McCloskey (5)	2,558	*
John C. Pound (6)	23,326	*
William U. Westerfield (7)	5,043	*

Named Executive Officers

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Matthew K. McCauley (8)	493,201	1.7%
Blair W. Lambert (9)	243,164	*
Kip M. Garcia (10)	280,583	*
Marina Armstrong (11)	288,783	*
Lynda G. Gustafson (12)	12,879	*
All current directors and executive officers as a group (11 persons) (13)	1,418,882	4.8%

* Less than 1%.

(1) This information is derived from this stockholder's Schedule 13G/A filed with the SEC on February 17, 2009. Wellington Management Company, LLP filed the Schedule 13G and reported that, as of December 31, 2008, Wellington Management Company, LLP had shared voting power over 1,466,770 shares and shared dispositive power over 1,915,920 shares.

(2) This information is derived from this stockholder's Schedule 13G filed with the SEC on February 5, 2009. Barclays Global Investors, N.A. filed the Schedule 13G with affiliated persons and reported that, as of December 31, 2008, Barclays Global Investors, N.A. and the affiliated persons had sole voting power over 1,461,166 shares and sole dispositive power over 1,907,152 shares.

(3) Includes 10,937 shares underlying options that are exercisable within 60 days of April 6, 2009, and 5,043 unvested shares of restricted stock.

(4) Includes 15,000 shares underlying options that are exercisable within 60 days of April 6, 2009, and 5,043 unvested shares of restricted stock.

(5) Represents 2,558 unvested shares of restricted stock.

(6) Includes 15,978 shares underlying options that are exercisable within 60 days of April 6, 2009, and 5,043 unvested shares of restricted stock.

(7) Represents 5,043 unvested shares of restricted stock. Excludes 708 shares held in a trust for which Mr. Westerfield's wife is the trustee and as to which Mr. Westerfield disclaims beneficial ownership.

(8) Includes 74,842 shares underlying options that are exercisable within 60 days of April 6, 2009, and 292,916 unvested shares of restricted stock.

(9) Includes 80,081 shares underlying options that are exercisable within 60 days of April 6, 2009, and 125,000 unvested shares of restricted stock.

(10) Includes 36,459 shares underlying options that are exercisable within 60 days of April 6, 2009, and 175,000 unvested shares of restricted stock.

(11) Includes 71,770 shares underlying options that are exercisable within 60 days of April 6, 2009, and 137,500 unvested shares of restricted stock.

(12) Includes 7,027 shares underlying options that are exercisable within 60 days of April 6, 2009.

(13) Includes 331,865 shares underlying options that are exercisable within 60 days of April 6, 2009 and 753,146 unvested shares of restricted stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Executive officers, directors and greater than 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of such forms received by the Company and written representations from certain reporting persons, the Company believes that all such reports were filed on a timely basis during fiscal 2008.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board is responsible for determining the compensation of our Chief Executive Officer and approves all other executive officers' compensation, including base salary, payments under our bonus programs and equity compensation.

General Philosophy and Objectives

It is the philosophy of the Compensation Committee that executive compensation should be performance-based. Specifically, executive compensation should be directly linked to financial and business performance, including increases in net income per diluted share and shareholder value. Consistent with our philosophy, we tie a significant portion of senior executive compensation to our financial and business performance. We designed our compensation policies to:

- Align the interests of our executive officers with those of our stockholders;
- Support a performance-oriented environment that recognizes individual performance as well as the achievement of specific Company-wide goals; and
- Attract, reward and retain highly qualified executives for long-term strategic management and the enhancement of stockholder value.

We compensate our senior management, including the executive officers named in the compensation tables below, principally through a mix of base salary, cash bonus and equity compensation designed to provide total compensation at levels competitive with comparable companies with which we compete for executive talent. Executives participate in our 401(k) retirement plan on a similar basis as all other employees. Perquisites historically have not been significant components of our compensation packages.

We view our four senior executives as a team responsible for much of the leadership and success achieved by the Company over the past four years. Their varied and complementary skills and their ability to work together on all aspects of the Company's business have been extremely important. Our compensation decisions for the team are influenced by this performance more than any individual's title, and we consider the retention of this team to be fundamental to the growth and future success of the Company.

Targeted Total Compensation

Our compensation-setting process consists of targeting our Chief Executive Officer's guaranteed compensation at less than the 50th percentile relative to the base compensation offered by comparable companies, while providing the opportunity to earn total compensation commensurate with the Company's performance.

As a starting point for establishing targeted total compensation for our Chief Executive Officer for fiscal 2008, we benchmarked overall compensation levels using a peer group of companies in the retail apparel sector with annual sales, market capitalizations and/or ownership profiles comparable to ours. We developed our peer group by reviewing the companies in the peer group used for fiscal 2007 and determining whether each of those companies should be included in, as well as whether other companies should be added to, the peer group for fiscal 2008. The companies in our peer group for fiscal 2008 were Buckle, Chico's, Coldwater Creek, Guess, Hot Topic, Limited Brands, Men's Wearhouse, Talbot's, Tween Brands, Urban Outfitters and Wet Seal. We considered Children's Place and Pacific Sunwear but eliminated both as each had an interim Chief Executive Officer.

The peer group for fiscal 2007 had been selected by us in consultation with compensation consultant Radford Surveys and Consulting (Radford), a business unit of Aon Corporation. Radford provided peer group information, including financial performance, and related general compensation recommendations to the Compensation Committee during fiscal 2007. During fiscal 2007, Radford worked directly with the Compensation Committee to conduct a detailed assessment of our executive compensation plan. Radford did not provide any support to the Compensation Committee in fiscal 2008, although the Compensation Committee has retained Radford's services for advice on compensation matters for fiscal 2009.

In addition to the peer group information, our annual review of compensation generally relies on both quantitative and qualitative indicators of individual and Company performance in determining total compensation, including the achievement of pre-established earnings targets (discussed in detail below), expense ratios, store openings, customer acquisition and loyalty, performance relative to certain competitors, the achievement of business objectives and strategic initiatives (particularly with respect to our more recently established operating divisions such as Janie and Jack, Gymboree Outlet and Crazy 8), succession planning and retention.

We followed a similar process with respect to establishing targeted total compensation for our other executive officers, including our other named executive officers. The Compensation Committee determines the compensation of the other executive officers in consultation with our Chief Executive Officer, who provides recommendations to the Committee.

Timing of Compensation Decisions

With the exception of significant promotions and new hires, we generally begin reviewing executive compensation for each fiscal year in the fourth quarter of the prior fiscal year, with the goal of finalizing our compensation early in the first quarter of the new fiscal year. This timing enables us to consider our prior-year performance and that of our executives, as well as our expectations for the current year. We prefer that incentive awards are made as early as practicable in the year to ensure clarity and alignment with our strategic goals for the year.

Components of Executive Compensation

As previously mentioned, we compensate our executive officers principally through a combination of base salary, cash bonus and equity compensation. We believe that offering executive officers a total compensation package that includes a significant portion of at-risk, performance-based awards aligns the interests of the officers with those of our stockholders. Each of the components of executive compensation is discussed below, but in general:

- Base salaries are set at less than the 50th percentile in comparison to our peer group.
- Annual cash bonuses are based on the achievement of pre-established earnings goals.
- The size of performance equity awards is based on a number of factors, including prior year's performance. The award is "earned" if and to the extent that specific performance goals are met during the fiscal year. If "earned," 25% of the award vests immediately and the balance vests over three years, provided that the executive remains employed with the Company.

Base Salaries

The first key component of executive compensation is base salary. We seek to provide our executive officers with base salaries at less than the 50th percentile of our peer group, consistent with our philosophy that a significant majority of our executive officers' compensation should be performance-based in order to align our executive's interests with those of our stockholders.

We elected Mr. McCauley as our Chief Executive Officer on January 17, 2006. At that time, Mr. McCauley's salary was set at $645,000 and remained at that level until April 1, 2008, at which time we increased Mr. McCauley's salary to $750,000 in recognition of his performance in fiscal 2007.

We determined the base salaries for our other executive officers in consultation with the Chief Executive Officer. On March 3, 2008, we increased Mr. Garcia's salary from $385,000 to $425,000 in recognition of his contributions to improvements in several key product lines, including our boys' product line. We maintained the fiscal 2008 base salaries of Mr. Lambert, our Chief Operating Officer/Chief Financial Officer, and Ms. Armstrong, our Senior Vice President, Human Resources and Play & Music and Secretary, at $385,000, the salary level that was in effect for each for fiscal 2007. On April 1, 2008, we increased the fiscal 2008 base salary of our Vice President, Corporate Controller, Lynda G. Gustafson, from $220,000 to $230,000, effective March 16, 2008.

In December 2008, our executive officers requested that the Compensation Committee reduce executive base salaries as part of an overall Company strategy to reduce costs, including compensation costs, in light of deteriorating economic conditions and the challenging retail environment. On December 9, 2008, the Compensation Committee approved the requested decreases to the base salaries of the executive officers, effective as of December 15, 2008. Mr. McCauley's base salary was reduced by 15% to $637,500, Mr. Lambert, Mr. Garcia and Ms. Armstrong's base salaries were reduced by 12% to $338,800, $374,000 and $338,800, respectively, and Ms. Gustafson's base salary was reduced by 10% to $207,000. We also determined that those base salaries would remain in effect for fiscal 2009.

Cash Bonuses

The second key component of executive compensation is an annual cash bonus. We establish cash bonus programs with awards based on specific earnings goals to encourage alignment with our stockholders' interests. The amounts of the cash bonuses increase as higher earnings thresholds are achieved. We may also, on occasion, provide discretionary cash bonuses in recognition of outstanding performance by an executive or group of executives.

2008 Bonus Plan

On January 21, 2008, we adopted a cash incentive bonus plan for fiscal 2008 that provided all executive officers the opportunity to earn cash bonuses based on our quarterly and annual financial performance. The 2008 Bonus Plan generally followed the format of bonus plans for prior fiscal years.

We established a target payout percentage for each named executive officer at the beginning of the fiscal year. The target payout percentage for a named executive officer increases as his or her level of responsibility increases. The named executive officer's average annual base salary (after any increases or decreases applicable during the year) is multiplied by his or her target payout percentage to arrive at the named executive officer's annual target payout amount.

The applicable target percentages and target payout amounts for the named executive officers are set forth below (quarterly target payout amounts are one-fourth of the annual target payout amount):

Name	Title	2008 Annual Target Percentage	2008 Annual Target Payout Amount
Matthew K. McCauley	Chief Executive Officer	150%(1)	$1,051,957
Blair W. Lambert	Chief Operating Officer/Chief Financial Officer	85%	$ 322,072
Kip M. Garcia	President	100%(1)	$ 410,487
Marina Armstrong	Senior Vice President, Human Resources and Play & Music and Secretary	85%	$ 322,072
Lynda G. Gustafson	Vice President, Corporate Controller	40%	$ 90,325

(1) On March 3, 2008, the Compensation Committee increased Mr. McCauley's target payout percentage from 100% to 150% and increased Mr. Garcia's target payout percentage from 85% to 100%.

The Compensation Committee then reviewed the Company's three-year strategic plan and business plan for fiscal 2008, including specific programs for increasing revenues and decreasing expenses, as well as management's financial projections and the underlying assumptions. The Compensation Committee felt that a number of internal and external risks created downward pressure on the Company's ability to sustain its recent rate of growth in earnings, including the anticipated loss related to Crazy 8 (the Company's newest growth concept), supply chain concerns, particularly the availability of factory capacity, and the diminishing benefits from its cost reduction strategies. Based on its assessment of management's business plan in light of these and other factors, coupled with the deteriorating economic outlook, the Compensation Committee arrived at the following performance targets:

Q1	Q2	Q3	Q4	Earnings Per Share Target Fiscal 2008	Bonus Percent
$0.70	$0.196	$0.95	$0.97	$2.78	25%
$0.71	$0.200	$0.96	$0.99	$2.83	50%
$0.72	$0.205	$0.98	$1.00	$2.88	75%
$0.74	$0.210	$1.00	$1.02	$2.94	100%
$0.75	$0.215	$1.02	$1.05	$3.00	125%
$0.77	$0.220	$1.05	$1.07	$3.07	150%

All of the named executive officers would have an opportunity to individually earn bonuses from 25% to 150% of their target payout amounts.

- The 25% bonus percent level represented a 4% increase in annual earnings per diluted share over fiscal 2007 and was the lowest level at which the Compensation Committee felt a named executive officer should receive a bonus. If the Company did not achieve this earnings threshold, no bonuses would be payable to any named executive officer.
- The 100% bonus percent level was our target goal for fiscal 2008, representing a 10% increase in annual earnings per diluted share over fiscal 2007. If the Company achieved this earnings threshold, the named executive officers would receive cash compensation (base salary plus bonus) at approximately the 50th percentile of our peer group.
- The 150% bonus percent level represented a 15% increase in annual earnings per diluted share over fiscal 2007.

At the end of each fiscal quarter and the fiscal year, we calculate each named executive officer's bonus by multiplying his or her target payout amount (annual or quarterly) by the bonus percent associated with the actual earnings per diluted share reported by the Company for the applicable period. We pay bonuses quarterly of up to 100% of the quarterly target payout amount. We pay bonuses above 100% of the quarterly target payout amount after the end of the fiscal year. A named executive officer must be employed at the end of the applicable quarter to receive a quarterly bonus payment and must be employed at the end of the fiscal year to receive payment of bonus amounts above 100% of the quarterly target payment amounts. If we fail to meet one or more quarterly performance targets, but meet the annual performance targets, the named executive officer is eligible to receive a "catch-up" bonus, which allows the total bonus paid for the year to equal up to the maximum (150%) of the annual target payout amount.

Consistent with our desire to create a performance-based culture that aligns our management's interests with those of our stockholders and the contributions of our senior executive team, the Compensation Committee extended the potential bonuses under the 2008 Bonus Plan for Messrs. McCauley, Lambert and Garcia and Ms. Armstrong so that those officers could earn bonuses up to the 250% bonus percent level if the Company significantly outperformed the plan. The Committee set potential awards at the 200%, 225% and 250% bonus percent levels, which represented a 19%, 25% and 27% increase in annual earnings per diluted share over fiscal 2007, respectively.

Q1	Q2	Q3	Q4	Earnings Per Share Target Fiscal 2008	Bonus Percent
$0.80	$ 0.230	$1.08	$1.11	$3.18	200%
$0.84	$0.2375	$1.14	$1.16	$3.34	225%
$0.85	$ 0.241	$1.16	$1.18	$3.39	250%

For fiscal 2008, Messrs. McCauley, Lambert and Garcia and Ms. Armstrong earned bonuses at the 250% of the target payout amount for the first and second fiscal quarters, at 150% of the target payout amount for the third fiscal quarter and at 75% of the target payout amount for the fourth fiscal quarter. As a result of the catch-up bonus, Messrs. McCauley, Lambert and Garcia and Ms. Armstrong earned an annual bonus at 200% of the target payout amount. Ms. Gustafson earned bonuses at 150% of the target payout amount for each of the first three fiscal quarters and at 75% of the target payout amount for the fourth quarter. As a result of the catch-up bonus, Ms. Gustafson earned an annual bonus at 150% of the target payout amount. In addition, Ms. Gustafson received a retention bonus of $46,000 (20% of base compensation) in April 2008 pursuant to a retention program established in fiscal 2005 and ending in fiscal 2008. On April 15, 2009, the Compensation Committee awarded Ms. Gustafson an additional cash performance bonus of $33,659 for her outstanding performance during fiscal 2008.

For fiscal 2009, based on the economic environment and the anticipated challenges, management requested that the cash bonus program be suspended for Messrs. McCauley, Lambert and Garcia and Ms. Armstrong for the fiscal year, and the Compensation Committee agreed. Incentive compensation for these senior executives for fiscal 2009 will consist solely of performance-based restricted stock.

Equity Compensation

The third key component of executive compensation is equity compensation. In fiscal 2008, we continued our practice of granting to our senior executives restricted stock awards that vest based on both the achievement of specified performance goals and continued service. We believe that performance-based restricted stock provides a better vehicle for retention and a more effective long-term incentive as compared to stock options or restricted stock that vests based solely on continued service. However, we may use restricted stock awards with only time-based vesting on a limited basis as appropriate when retention or recruitment is our primary and immediate objective. The restricted stock awards to Messrs. McCauley, Lambert and Garcia and Ms. Armstrong in fiscal 2008 were performance-based awards as described in more detail below. Ms. Gustafson received 5,000 restricted stock units on March 3, 2008, with time-based vesting over a four-year period.

Our process for granting restricted stock is as follows:

- We consider a number of factors, including prior-year performance, in determining the grant size.
- Each grant contains performance criteria that must be satisfied during the performance period in order for the restricted stock grant to be "earned" and subject to vesting.
- At the end of the performance period, the portion of the grant that is "earned" is determined based on actual performance and 25% of that earned portion vests. The unearned portion of the grant lapses.
- The remaining 75% of the earned portion of the grant vests in annual increments of 25% over three years, provided that the executive remains employed by the Company.

On March 3, 2009 and April 1, 2009, we granted performance-based restricted stock awards for fiscal 2008 in the aggregate amount of 150,000 shares to Mr. McCauley, 100,000 shares to Mr. Garcia, and 65,000 shares to each of Mr. Lambert and Ms. Armstrong. The award level actually earned by the recipients depended on the level of earnings per diluted share achieved by the Company for fiscal 2008. Upon final determination of the award level, one-fourth of the award would vest. The balance of the award would vest over the following three years, provided that the executive remained continuously employed by the Company.

The specific performance goals and award levels were as follows:

Earnings Per Share Target	EPS Growth	Earned Percent	Matthew K. McCauley	Blair W. Lambert	Kip M. Garcia	Marina Armstrong
Fiscal 2008						
$2.78	4%	25%	37,500	16,250	25,000	16,250
$2.83	6%	50%	75,000	32,500	50,000	32,500
$2.88	8%	75%	112,500	48,750	75,000	48,750
$2.94	10%	100%	150,000	65,000	100,000	65,000

The earnings per diluted share thresholds for the above award levels are identical to the first four thresholds established under the cash bonus program, and the full awards would be earned if the Company met its target performance goals.

Based on our performance above the 100% bonus level for fiscal 2008, Mr. McCauley's award was set at 150,000 shares, Mr. Garcia's award was set at 100,000 shares, and the awards of Mr. Lambert and Ms. Armstrong were each set at 65,000 shares. Each of these awards became 25% vested on April 16, 2009, and will vest in additional 25% increments on March 3 and April 1 (depending on the date of initial award) in each of 2010, 2011 and 2012, provided that the executive is employed by the Company at that time.

Severance Benefits

We do not enter into written employment agreements with our employees, so the only severance benefits historically available to our executives are those under the Company's management severance plans in effect from time to time. These plans have provided modest severance benefits to our executives at the level of Vice President and above in the case of a termination without "cause." We believe that reasonable severance benefits support employee retention, particularly in the case of executives who are long-term employees of the Company.

In early 2008, we commenced a review of our severance benefit programs in light of the pending expiration, on May 1, 2008, of our 2003 Management Severance Plan and 2003 Management Severance Plan (Lump Sum Payment), as well as information received from our human resources group that our severance benefits were not competitive with those at other companies with which the Company was competing for managerial talent.

On April 1, 2008, we adopted an Amended and Restated Management Severance Plan that provides a similar range of benefits to participants as those previously available under the 2003 Management Severance Plan and 2003 Management Severance Plan (Lump Sum Payment). However, as a result of our review of the appropriate level of benefits to be provided to our executive officers, we determined that the severance payment to each of our named executive officers under the Amended and Restated Management Severance Plan, in the event of an involuntary termination, should be at 100% of base salary (versus 50% of base salary previously provided under the old plans). We increased the severance benefits to be competitive with those offered by our peer companies both for our existing executives and for potential new executive hires.

On April 1, 2008, we also amended (1) all outstanding stock options held by each executive officer so that in the event of an involuntary termination (as defined in the Amended and Restated Management Severance Plan), any stock options that were not then fully exercisable and vested would become fully vested and exercisable, effective as of the date of termination of such executive officer, and (2) all outstanding restricted stock and restricted stock unit awards granted to each executive officer, so that in the event of an involuntary termination, any applicable forfeiture restrictions that are time-based only would lapse, effective as of the date of termination of such executive officer (this does not apply to performance-based restricted stock awards that are subject to performance criteria at the time of termination). Historically, neither the terms of our stock option grants nor restricted stock awards provided for the acceleration of vesting upon an employee's termination of service, regardless of the reason for termination (other than in the case of a change of control as described below). We believed that this change was appropriate given our emphasis on performance-based compensation and the need to provide some certainty and retention incentives to our executive officers with respect to equity awards that had been "earned" by satisfying performance criteria but which might not be realized in the case of an involuntary termination.

Change of Control

We provide change-of-control benefits to eliminate, or at least reduce, any reluctance on the part of our senior management to pursue potential change-of-control transactions that may be in the best interests of our stockholders by providing for payments that will protect them in the event of a change of control.

On April 1, 2008, we adopted an Amended and Restated Management Change of Control Plan that provides the same range of benefits to participants as previously provided in our 2003 Management Change of Control Plan (which would have expired on May 1, 2008). We determined that our executive officers would receive the same benefits under the Amended and Restated Management Change of Control Plan as had been granted to the executive officers under the prior plan.

Executive officers who participate in the Amended and Restated Management Change of Control Plan will receive lump-sum payments equal to a multiple (100%, 200% or 300%) of their annual compensation (current salary plus average bonus for the prior three full fiscal years), as well as a pro-rated bonus for the year in which termination occurs, if their employment terminates on an involuntary basis other than for cause within a specified period (either twelve or eighteen months) following a change of control. We also continue health and other insurance benefits for the applicable twelve- or eighteen-month period. To the extent that payments to any participant under the Management Change of Control Plan are "parachute payments" under Internal Revenue Code Section 280G and subject to an excise tax under Internal Revenue Code Section 4999, we will gross up the change-of-control benefits so that the participant will receive the benefit promised net of any incremental taxes imposed.

In addition, in the event of a change of control, our 2004 Equity Incentive Plan provides that all outstanding unvested stock options will become immediately vested and exercisable on that date and the participant may elect to exchange them for cash payments calculated by a formula set forth in the plan. The 2004 Equity Incentive Plan also provides that the vesting restrictions on all restricted stock and restricted stock unit awards will lapse.

On April 1, 2008, we extended "gross-up" benefits for each executive officer to the accelerated vesting of outstanding stock options and lapse of restrictions on restricted stock and restricted stock units resulting from a change of control, even if the executive officer's employment is not terminated, if the accelerated vesting and lapse of restrictions, when aggregated with any other change-of-control payments or benefits, would constitute a "parachute payment." As discussed above under "Equity Compensation," restricted stock, which vests over a three-year period once earned by the satisfaction of performance criteria after a one-year period, is a key to creating a meaningful long-term incentive structure with an effective retention feature. The uncertainty created by the potential of a "parachute tax" as a result of the acceleration of equity awards following a change of control diminishes the potential value of those awards, which in turn may create a disincentive for our executives to pursue change of control transactions that may be beneficial to our shareholders. We have placed increasing weight on long-term equity incentives in our compensation structure and believe it is important to ensure that the value of those incentives is preserved in change-of-control situations.

Retirement Plans

The Company maintains a 401(k) plan pursuant to which the Company matches employee contributions on a dollar-for-dollar basis up to 4% of salary, subject to applicable legal limits. There are no other retirement plans in place for any employees, including the named executive officers. Due to the difficult economic environment anticipated for fiscal 2009, the 401(k) match was suspended on March 1, 2009.

Perquisites and Other Benefits

We annually review the perquisites that members of our senior management receive. The primary perquisite for executives at the level of Vice President or above consists of reimbursement of up to 1% of base salary for tax-related and other financial planning services. We believe that good financial planning by experts reduces the amount of time and attention senior management must spend on that topic and maximizes the net financial reward to the employees from their compensation packages.

Executive officers may participate in our 1993 Amended and Restated Employee Stock Purchase Plan on the same basis as other employees. Due to the difficult economic environment anticipated for fiscal 2009, the Amended and Restated Employee Stock Purchase Plan was suspended on January 1, 2009.

We pay all medical, dental and vision insurance premiums at and above the level of Vice President. We pay life and disability insurance premiums for all eligible employees. Executive officers may also participate in certain other benefit programs that we make available to all eligible employees, including discounts on our products.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public company for compensation in excess of $1,000,000 paid to the company's chief executive officer or any of the three other most highly compensated executive officers (other than the chief financial officer). Certain performance-based compensation is specifically exempt from the deduction limit.

The Compensation Committee attempts to minimize executive compensation expense that is non-deductible for tax purposes while retaining the flexibility necessary to provide total compensation in line with our compensation philosophy. Section 162(m) did not limit our ability to deduct the compensation we paid for fiscal 2008.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

THE COMPENSATION COMMITTEE

Gary M. Heil, *Chairman*
John C. Pound
William U. Westerfield

2008 SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation for each of the Company's named executive officers for fiscal years 2008, 2007 and 2006. All numbers are rounded to the nearest dollar.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Matthew K. McCauley(5) . . .	2008	$884,831	—	$5,473,054	$192,361	$2,103,915	$25,601	$8,679,762
Chairman and CEO	2007	645,000	—	3,816,168	307,128	886,875	23,652	5,678,823
	2006	657,404	—	1,070,299	396,613	1,290,000	20,345	3,434,661
Blair W. Lambert (6)	2008	404,516	—	2,701,154	234,142	644,144	21,681	4,005,637
COO/CFO	2007	385,000	—	2,169,487	243,412	449,969	21,126	3,268,994
	2006	392,404	$15,000	297,062	253,063	654,500	17,858	1,629,887
Kip M. Garcia (7)	2008	493,519	—	3,517,354	66,224	820,974	20,781	4,918,852
President	2007	385,000	—	2,351,542	146,586	449,969	19,159	3,352,256
	2006	392,404	15,000	454,083	149,352	654,500	17,843	1,683,182
Marina Armstrong (8)	2008	464,886	—	2,828,401	86,441	644,144	24,720	4,048,592
SVP, HR and Play & Music	2007	384,327	—	2,288,153	199,946	449,356	26,958	3,348,740
and Secretary	2006	356,731	15,000	408,362	261,475	595,000	20,130	1,656,698
Lynda G. Gustafson (9)	2008	225,750	79,660	125,931	29,464	135,488	21,672	617,965
VP, Corporate Controller	2007	218,500	33,000	99,817	40,587	131,100	21,820	544,824
	2006	210,039	25,700	27,120	63,732	144,335	18,501	489,427

(1) The amount reported in this column for each officer reflects the dollar amount of base salary paid in the year, including salary increases and decreases effective during the year. The amount reported in this column includes the following cash payments for accrued paid time off that was cashed out during the year, as the respective officers no longer accrue paid time off: Mr. McCauley: $166,532; Mr. Lambert: $25,736, Mr. Garcia: $78,462, and Ms. Armstrong: $86,105.

(2) The amount reported in this column for each officer reflects the compensation costs for financial reporting purposes for the year under SFAS 123R, rather than an amount paid to or realized by the officer, for outstanding restricted stock and restricted stock unit awards granted in and prior to the year. Assumptions used in the calculation of these compensation costs for fiscal 2008 are included in Note 7 to the Company's audited financial statements included in the 2008 Annual Report on Form 10-K for the year ended January 31, 2009 and Note 7 to the Company's audited financial statements included in the 2007 Annual Report on Form 10-K for the year ended February 2, 2008. As required by SEC rules, the amounts reported have been adjusted to exclude the estimated effect of service-based forfeiture assumptions used for financial reporting purposes. Due to partial satisfaction of performance conditions for the restricted stock awards granted in fiscal 2007, in fiscal 2008 Mr. McCauley forfeited $3,836,471 of restricted stock and Mr. Lambert, Mr. Garcia and Ms. Armstrong each forfeited $2,762,250 of restricted stock. The value of these forfeitures is based on the grant date fair market value of the underlying awards calculated under SFAS 123R. No compensation costs were recorded in fiscal 2007 or fiscal 2008 for the forfeited restricted stock.

(3) The amount reported in this column for each officer reflects the compensation costs for financial reporting purposes for the year under SFAS 123R, rather than an amount paid to or realized by the officer, for stock options granted in and prior to the year. Assumptions used in the calculation of these compensation costs for fiscal 2008 are included in Note 7 to the Company's audited financial statements included in the 2008 Annual Report on Form 10-K for the year ended January 31, 2009 and Note 8 to the Company's audited

financial statements included in the 2006 Annual Report on Form 10-K for the year ended February 3, 2007. As required by SEC rules, the amounts reported have been adjusted to exclude the estimated effect of service-based forfeiture assumptions used for financial reporting purposes.

(4) Represents performance-based cash compensation.

(5) The All Other Compensation column for fiscal 2008 with respect to Mr. McCauley represents $14,262 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured, $9,174 for Company contributions to the Company's 401(k) plan and $2,165 for financial planning services paid for by the Company.

(6) The All Other Compensation column for fiscal 2008 with respect to Mr. Lambert represents $14,360 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured, $6,021 for Company contributions to the Company's 401(k) plan and $1,300 for financial planning services paid for by the Company.

(7) The All Other Compensation column for fiscal 2008 with respect to Mr. Garcia represents $11,959 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured, $7,037 for Company contributions to the Company's 401(k) plan and $1,785 for financial planning services paid for by the Company.

(8) The All Other Compensation column for fiscal 2008 with respect to Ms. Armstrong represents $14,360 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured, $9,040 for Company contributions to the Company's 401(k) plan and $1,320 for financial planning services paid by the Company.

(9) The All Other Compensation column for fiscal 2008 with respect to Ms. Gustafson represents $12,532 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured and $9,140 for Company contributions to the Company's 401(k) plan.

2008 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information regarding grants of plan-based awards for each of the Company's named executive officers for fiscal 2008.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
Name	**Type of Award**	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**		
Matthew K. McCauley	Annual Incentive Award		$262,989	$1,051,957	2,629,894					
Chairman and CEO	RSA	3/3/08				12,500	50,000	50,000		$2,013,500
	RSA	4/1/08				25,000	100,000	100,000		4,224,000
Blair W. Lambert	Annual Incentive Award		80,518	322,072	805,179					
COO/CFO	RSA	3/3/08				6,250	25,000	25,000		1,006,750
	RSA	4/1/08				10,000	40,000	40,000		1,689,600
Kip M. Garcia	Annual Incentive Award		102,622	410,487	1,026,217					
President	RSA	3/3/08				10,000	40,000	40,000		1,610,800
	RSA	4/1/08				15,000	60,000	60,000		2,534,400
Marina Armstrong	Annual Incentive Award		80,518	322,072	805,179					
SVP, HR	RSA	3/3/08				6,250	25,000	25,000		1,006,750
and Play & Music and Secretary	RSA	4/1/08				10,000	40,000	40,000		1,689,600
Lynda G. Gustafson	Annual Incentive Award		22,581	90,325	135,488					
VP, Corporate Controller	RSU	3/3/08							5,000	201,350

The following narrative discusses the material information necessary to understand the information in the tables above.

Bonus. Amounts in the Bonus column in the Summary Compensation Table represent discretionary cash bonus payments, except that for Ms. Gustafson, they include cash retention bonus payments. Ms. Gustafson received a retention bonus in April 2007 equal to 15% of her base salary and a retention bonus in April 2008 equal to 20% of her base salary.

Stock Awards. Amounts in the Stock Awards column in the Summary Compensation Table relate to restricted stock awards (RSAs) and restricted stock unit awards (RSUs) granted under our 2004 Equity Incentive Plan. Additional information about the restricted stock and restricted stock unit awards, including the vesting schedule for the awards granted to the named executive officers and included in the 2008 Grants of Plan-Based Awards Table, is included in "Compensation Discussion and Analysis" above.

Option Awards. Amounts reported in the Option Awards column in the Summary Compensation Table relate to stock options granted under our 2004 Equity Incentive Plan, 2002 Stock Incentive Plan or 1993 Stock Option Plan.

Non-Equity Incentive Plan Compensation. Amounts reported in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table represent payments made under the Company's 2008 Bonus Plan. Additional information about the 2008 Bonus Plan is included in "Compensation Discussion and Analysis" above.

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END TABLE

The following table provides information regarding the number and estimated value of outstanding stock options and unvested stock awards held by each of the Company's named executive officers at fiscal 2008 year end. Market values for restricted stock and restricted stock units are presented as of the end of fiscal 2008 (based on the closing stock price of the Company's common stock on January 30, 2009, the last trading day of the year, of $24.50) for outstanding stock awards.

		Option Awards(1)				Stock Award			
		Number of Securities Underlying Unexercised Options(#)				Service-Based Equity Awards		Equity Incentive Plan Awards	
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Number of Unearned Shares, Units or Other Rights That have Not Vested(#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
Matthew K. McCauley, Chairman and CEO									
Equity Awards (RSA) (2)	4/1/08							100,000	$2,450,000
Equity Awards (RSA) (3)	3/3/08							50,000	1,225,000
Equity Awards (RSA) (4)	2/10/07							109,374	2,679,663
Equity Awards (RSA) (5)	2/10/06							90,000	2,205,000
Equity Awards (RSA) (6)	6/13/05					25,000	$612,500		
Stock Options	3/21/05	39,584	2,083	$12.24	3/21/2015				
Stock Options	2/7/05	22,760	1,041	12.00	2/7/2015				
Stock Options	11/18/04	9,374	0	11.66	11/18/2014				
Blair W. Lambert, COO / CFO									
Equity Awards (7)	4/1/08							40,000	980,000
Equity Awards (8)	3/3/08							25,000	612,500
Equity Awards (RSA) (9)	2/10/07							78,750	1,929,375
Equity Awards (RSA) (10)	2/10/06							15,000	367,500
Stock Options	3/21/05	16,666	4,167	12.24	3/21/2015				
Stock Options	1/10/05	58,936	0	12.60	1/10/2015				
Stock Options	6/25/03	312	0	17.19	6/25/2013				
Kip M. Garcia, President									
Equity Awards (11)	4/1/08							60,000	1,470,000
Equity Awards (12)	3/3/08							40,000	980,000
Equity Awards (RSA) (9)	2/10/07							78,750	1,929,375
Equity Awards (RSA) (13)	2/10/06							20,000	490,000
Equity Awards (RSA) (14)	2/10/06					25,000	612,500		
Stock Options	11/18/04	33,334	0	11.66	11/18/2014				
Stock Options	4/26/04	3,125	0	17.33	4/26/2014				
Marina Armstrong, SVP, HR and P&M and Secretary									
Equity Awards (7)	4/1/08							40,000	980,000
Equity Awards (8)	3/3/08							25,000	612,500
Equity Awards (RSA) (9)	2/10/07							78,750	1,929,375
Equity Awards (RSA) (10)	2/10/06							15,000	367,500
Equity Awards (RSA) (14)	2/10/06					25,000	612,500		
Stock Options	3/21/05	10,938	1,041	12.24	3/21/2015				
Stock Options	11/18/04	19,791	0	11.66	11/18/2014				
Stock Options	3/30/04	40,000	0	17.02	3/30/2014				
Lynda G. Gustafson, VP, Corporate Controller									
Equity Awards (RSU) (15)	3/3/08					5,000	122,500		
Equity Awards (RSU) (16)	4/5/07							3,000	73,500
Equity Awards (RSU) (17)	2/10/06					2,500	61,250		
Stock Options	2/7/05	5,413	416	12.00	2/7/2015				
Stock Options	11/18/04	1,198	0	11.66	11/18/2014				

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(1) Except as otherwise noted, stock options vest 1/48th per month of continuous service completed from the Grant Date shown above.

(2) As described in more detail in "Compensation Discussion and Analysis" above, Mr. McCauley received a performance-based award of 100,000 shares of restricted stock. The total number of shares of Mr. McCauley's award that can vest over four years depends on fiscal 2008 earnings per diluted share. In each case, 25% of the shares would vest on April 16, 2009, and 25% of the shares would vest on each of April 1, 2010, 2011 and 2012. The Company's fiscal 2008 earnings per diluted share were $3.21; accordingly, 100,000 shares of the total of 100,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company, with 25,000 shares to vest on each of April 16, 2009 and April 1, 2010, 2011 and 2012.

(3) As described in more detail in "Compensation Discussion and Analysis" above, Mr. McCauley received a performance-based award of 50,000 shares of restricted stock. The total number of shares of Mr. McCauley's award that can vest over four years depends on fiscal 2008 earnings per diluted share. In each case, 25% of the shares would vest on April 16, 2009, and 25% of the shares would vest on each of March 3, 2010, 2011 and 2012. The Company's fiscal 2008 earnings per diluted share were $3.21; accordingly, 50,000 shares of the total of 50,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company, with 12,500 shares to vest on each of April 16, 2009 and March 3, 2010, 2011 and 2012.

(4) Mr. McCauley received a performance-based award of 250,000 shares of restricted stock in 2007. Based on the Company's fiscal 2007 earnings per diluted share, 145,833 shares of the total of 250,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company, with 36,459 shares vesting on April 17, 2008 and 36,459 shares to vest on each of February 10, 2009, 2010 and 2011.

(5) Mr. McCauley received a performance-based award of 180,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 180,000 shares of the total of 180,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company, with 45,000 shares vesting on each of April 19, 2007 and February 10, 2008, and 45,000 shares to vest on each of February 10, 2009 and 2010.

(6) 25,000 shares to vest on June 13, 2009.

(7) As described in more detail in "Compensation Discussion and Analysis" above, Mr. Lambert and Ms. Armstrong each received a performance-based award of 40,000 shares of restricted stock. The total number of shares of each of those awards that can vest over four years depends on fiscal 2008 earnings per diluted share. In each case, 25% of the shares would vest on April 16, 2009, and 25% of the shares would vest on each of April 1, 2010, 2011 and 2012. The Company's fiscal 2008 earnings per diluted share were $3.21; accordingly, 40,000 shares of the total of 40,000 shares awarded to each of Mr. Lambert and Ms. Armstrong may vest depending on their continued service to the Company, with 10,000 shares to vest on each of April 16, 2009 and April 1, 2010, 2011 and 2012.

(8) As described in more detail in "Compensation Discussion and Analysis" above, Mr. Lambert and Ms. Armstrong each received a performance-based award of 25,000 shares of restricted stock. The total number of shares of each of those awards that can vest over four years depends on fiscal 2008 earnings per diluted share. In each case, 25% of the shares would vest on April 16, 2009, and 25% of the shares would vest on each of March 3, 2010, 2011 and 2012. The Company's fiscal 2008 earnings per diluted share were $3.21; accordingly, 25,000 shares of the total of 25,000 shares awarded to each of Mr. Lambert and Ms. Armstrong may vest depending on their continued service to the Company, with 6,250 shares to vest on each of April 16, 2009 and March 3, 2010, 2011 and 2012.

(9) Mr. Lambert, Mr. Garcia and Ms. Armstrong each received a performance-based award of 180,000 shares of restricted stock in 2007. Based on the Company's fiscal 2007 earnings per diluted share, 105,000 shares of the total of 180,000 shares awarded to each of Mr. Lambert, Mr. Garcia and Ms. Armstrong may vest

depending on their continued service to the Company, with 26,250 shares vesting on April 17, 2008 and 26,250 shares to vest on each of February 10, 2009, 2010 and 2011.

(10) Mr. Lambert and Ms. Armstrong each received a performance-based award of 30,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 30,000 shares of the total of 30,000 shares awarded to each of Mr. Lambert and Ms. Armstrong may vest depending on their continued service to the Company, with 7,500 shares vesting on each of April 19, 2007 and February 10, 2008, and 7,500 shares to vest on each of February 10, 2009 and 2010.

(11) As described in more detail in "Compensation Discussion and Analysis" above, Mr. Garcia received a performance-based award of 60,000 shares of restricted stock. The total number of shares of Mr. Garcia's award that can vest over four years depends on fiscal 2008 earnings per diluted share. In each case, 25% of the shares would vest on April 16, 2009, and 25% of the shares would vest on each of April 1, 2010, 2011 and 2012. The Company's fiscal 2008 earnings per diluted share were $3.21; accordingly, 60,000 shares of the total of 60,000 shares awarded to Mr. Garcia may vest depending on his continued service to the Company, with 15,000 shares to vest on each of April 16, 2009 and April 1, 2010, 2011 and 2012.

(12) As described in more detail in "Compensation Discussion and Analysis" above, Mr. Garcia received a performance-based award of 40,000 shares of restricted stock. The total number of shares of Mr. Garcia's award that can vest over four years depends on fiscal 2008 earnings per diluted share. In each case, 25% of the shares would vest on April 16, 2009, and 25% of the shares would vest on each of March 3, 2010, 2011 and 2012. The Company's fiscal 2008 earnings per diluted share were $3.21; accordingly, 40,000 shares of the total of 40,000 shares awarded to Mr. Garcia may vest depending on his continued service to the Company, with 10,000 shares to vest on each of April 16, 2009 and March 3, 2010, 2011 and 2012.

(13) Mr. Garcia received a performance-based award of 40,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 40,000 shares of the total of 40,000 shares awarded to Mr. Garcia may vest depending on his continued service to the Company, with 10,000 shares vesting on each of April 19, 2007 and February 10, 2008, and 10,000 shares to vest on each of February 10, 2009 and 2010.

(14) 12,500 shares to vest on each of February 10, 2009 and 2010.

(15) 1,250 shares to vest on each of March 3, 2009, 2010, 2011 and 2012.

(16) Ms. Gustafson received a performance-based award of 4,000 restricted stock units in 2007. Based on the Company's fiscal 2007 earnings per diluted share, all 4,000 units awarded to Ms. Gustafson may vest depending on her continued service to the Company, with 1,000 vesting on April 5, 2008 and 1,000 units to vest on each of April 5, 2009, 2010 and 2011.

(17) 1,250 shares to vest on each of February 10, 2009 and 2010.

2008 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information regarding stock option exercises and stock awards vesting for each of the Company's named executive officers during fiscal 2008. For stock options, the value realized is the difference between the closing fair market value of the underlying stock at the time of exercise and the exercise price. For stock awards, the value realized is based on the closing fair market value of the underlying stock on the vesting date.

		Option Awards		Stock Awards	
Name of Executive Officer	**Type of Award**	**Number of Shares Acquired on Exercise (#)**	**Value Realized Upon Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized Upon Vesting ($)**
Matthew K. McCauley, Chairman and CEO	Stock Award			81,459	$3,283,881
	Stock Option	113,178	$3,766,653		
Blair W. Lambert, COO/CFO	Stock Award			46,250	1,805,506
	Stock Option	35,417	1,195,717		
Kip M. Garcia, President	Stock Award			48,750	1,968,375
	Stock Option	23,958	543,587		
Marina Armstrong, SVP, HR and P&M and Secretary	Stock Award			46,250	1,868,375
	Stock Option	84,264	2,460,436		
Lynda G. Gustafson, VP, Corporate Controller	Stock Award			2,250	93,320
	Stock Option	10,931	351,067		

TERMINATION OF EMPLOYMENT AND CHANGE-OF-CONTROL ARRANGEMENTS

The Company offers its executives certain benefits on termination of employment under its Amended and Restated Management Severance Plan and on termination of employment following a change of control under its Amended and Restated Management Change of Control Plan. A change of control may also accelerate the vesting of unvested stock options and the lapse of restrictions on stock awards under the terms of the Company's equity compensation plans.

The Company has not entered into written employment agreements with any of its executive officers, so the only contractual benefits to an executive officer in the event of a termination of employment and/or a change of control are under these plans or as set forth below.

Severance Benefits – Management Severance Plan

As discussed above in "Compensation Discussion and Analysis," the Company's Amended and Restated Management Severance Plan was adopted in April 2008 and replaced two existing Management Severance Plans. The Amended and Restated Management Severance Plan provides participants with certain payments if their employment terminates on an involuntary basis unrelated to a change of control of the Company. A participant's employment generally will be deemed to have been involuntarily terminated if terminated other than for cause, death or disability.

The Amended and Restated Management Severance Plan provides plan participants with severance payments equal to 25%, 50% or 100% of the participant's base salary, payable in a lump sum, plus COBRA premiums continuation payments for 3, 6, 12 or 18 months, if the participant's employment terminates on an involuntary basis unrelated to a change of control of the Company. All of our named executive officers participate in the Amended and Restated Management Severance Plan and are eligible to receive a severance payment equal to 100% of base salary, less applicable taxes, plus COBRA premiums continuation payments for 18 months, if involuntarily terminated.

Payments under the Amended and Restated Management Severance Plan are conditioned on the participant's delivery of a waiver and release of claims in a form provided by the Company. Severance payments are also subject to forfeit if the participant violates the Company's Code of Ethics or Code of Conduct or the participant's restrictive covenants with the Company. Payments under the Amended and Restated Management Severance Plan are not payable if a participant is also entitled to benefits under the Amended and Restated Management Change of Control Plan.

Severance Benefits – Acceleration of Vesting of Option Awards and Lapse of Restrictions on Stock Awards under the Equity Compensation Plans

As discussed above in "Compensation Discussion and Analysis," the Company provides additional benefits to its executive officers in the event of an involuntary termination (as defined in the Amended and Restated Management Severance Plan). Any stock options held by an executive officer that are not then fully exercisable and vested, will become fully vested and exercisable upon an involuntary termination of that officer, effective as of the date of termination. Any time-based forfeiture restrictions on outstanding restricted stock and restricted stock unit awards held by an executive officer will lapse upon an involuntary termination of that officer, effective as of the date of termination (this would not apply to performance-based restricted stock awards that are subject to performance criteria at the time of termination).

Change of Control Benefits – Management Change of Control Plan

As discussed above in "Compensation Discussion and Analysis," the Amended and Restated Management Change of Control Plan was approved in April 2008. Executive officers who participate in the Amended and Restated Management Change of Control Plan are eligible to receive certain lump-sum payments and COBRA premiums continuation payments if their employment terminates on an involuntary basis other than for cause, death or disability within a specified period (either 12 or 18 months) following a Change of Control of the Company (as defined below). The lump-sum payment is equal to a specified multiple (100%, 200% or 300%) of the participant's annual compensation (current base salary plus average annual bonus for the three full fiscal years prior to termination) plus a pro-rated bonus for the year of termination, less applicable taxes. The terminated executive will receive COBRA premiums continuation payments for a period of 12 or 18 months; however, payments in respect of each individual benefit are subject to earlier termination if a participant receives comparable coverage for that benefit under another employer's plan.

An employee's employment will generally be deemed to have been involuntarily terminated other than for cause upon (i) a material reduction in title, duties or responsibilities, (ii) a material reduction in annual base salary, or (iii) a material change in geographic work location. A "Change of Control" of the Company is generally defined as (1) an acquisition of 50% or more of the voting power of the Company, (2) a change in the composition of the Board of the Company in a two-year period, without the approval of the Incumbent Directors (as defined in the plan), that results in fewer than a majority of the Incumbent Directors remaining in office, (3) the completion of a merger or consolidation where the existing stockholders of the Company do not hold more than 50% of the voting power of the surviving entity, or (4) the sale or disposition of all or substantially all of the assets of the Company.

Under the Amended and Restated Management Change of Control Plan, if any of the named executive officers is terminated involuntarily, other than for death, disability or cause, at any time within 18 months following a Change of Control, the named executive officer, other than Lynda G. Gustafson, will be eligible to receive a payment equal to 300% of his or her annual compensation and a pro-rated bonus, in a single lump-sum payment, less applicable taxes, and COBRA premiums continuation payments for 18 months. Ms. Gustafson will be eligible to receive a payment equal to 200% of her annual compensation and a pro-rated bonus, in a single lump-sum payment, less applicable taxes, and COBRA premiums continuation payments for 18 months.

If the benefits under the Management Change of Control Plan, when aggregated with any other payments or benefits received by a participant, or to be received by a participant, would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the participant's plan benefits will be grossed up so that the net amount retained by the participant will equal the payment described in the preceding paragraph.

Change of Control Benefits – Acceleration of Vesting of Option Awards and Lapse of Restrictions on Stock Awards under the Equity Compensation Plans

In the event of a Change of Control, all outstanding awards under the Company's 1993 Stock Option Plan, 2002 Stock Incentive Plan and 2004 Equity Incentive Plan will become immediately vested and exercisable on that date and will be terminated in exchange for cash payments calculated by a formula under the appropriate plan. The 1993 Stock Option Plan, 2002 Stock Incentive Plan and the 2004 Equity Incentive Plan each define a "Change of Control" as the acquisition by any person other than the Company, a subsidiary of the Company or an employee benefit plan of the Company of 50% or more of the voting power of the Company's outstanding securities, stockholder approval of a merger or consolidation where the existing stockholders of the Company would not hold more than 50% of the voting power of the surviving entity, a change in the Board such that the majority of directors are no longer Incumbent Directors (as that term is defined in each plan), or stockholder approval of an agreement for the sale or disposition of all or substantially all the assets of the Company.

With respect to the named executive officers, all outstanding unvested stock options will fully vest and all restrictions on all outstanding restricted stock and restricted stock unit awards will lapse.

As discussed above in "Compensation Discussion and Analysis," in April 2008 the Company extended "gross-up" benefits to executive officers in connection with the accelerated vesting and lapse of restrictions upon a Change of Control, without regard to employment status. If the accelerated vesting and lapse of restrictions, when aggregated with any other change-of-control payments or benefits, would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the participant will receive a gross-up payment so that the net amount retained by the participant will equal the value of the accelerated vesting and lapse of restrictions.

2008 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL TABLE

The potential payments upon termination of employment or change of control for each of the named executive officers are set forth in the table below. The amounts for Stock Option Vesting Acceleration and Lapse of Stock Award Restrictions in each column assume that the intrinsic value per share for vested stock options and shares of restricted stock is $24.50 per share, the closing price of the Company's common stock on January 30, 2009.

Amounts payable pursuant to the Amended and Restated Management Severance Plan reported in the Before Change of Control Involuntary Termination w/o Cause column assume termination of employment on January 30, 2009, the last business day of fiscal 2008.

Amounts payable in the Change of Control column assume a change of control that is not accompanied by a termination of employment on January 30, 2009, the last business day of fiscal 2008, and includes only the amounts for option acceleration and lapse of restrictions on restricted stock that are triggered upon a change of control. In this situation, "gross-up" payments are not payable to any of the named executive officers since the value of the accelerated options and lapse of forfeiture restrictions on restricted stock would not have subjected any of the named executive officers to the "parachute" excise tax as of January 30, 2009.

The total value reported in the After Change of Control Involuntary Termination w/o Cause column assumes a change of control and termination of employment on January 30, 2009, and includes amounts payable under the Management Change of Control Plan and the amounts for option acceleration and lapse of restrictions on restricted stock that are triggered upon a change of control. The amounts for Severance Benefit in the After Change of Control Involuntary Termination w/o Cause column reflect the amounts payable under the Management Change of Control Plan as described above, plus a "gross-up" payment of $2,624,967 for Mr. Garcia since a portion of the total amount of benefits he is entitled to receive under the Management Change of Control Plan, together with the value of the accelerated options and lapse of forfeiture restrictions on restricted stock, would have subjected him to the "parachute" excise tax as of January 30, 2009.

Name	Benefit	Before Change of Control Involuntary Termination w/o Cause	Change of Control	After Change of Control Involuntary Termination w/o Cause
Matthew K. McCauley	Severance Benefit	$ 637,500	N/A	$ 5,786,028
	COBRA Premiums Continuation Payments*	23,238	N/A	23,238
	Stock Option Vesting Acceleration	38,550	$ 38,550	38,550
	Lapse of Stock Award Restrictions	5,497,163	9,172,163	9,172,163
	Total value:	$6,196,451	$9,210,713	$15,019,979
Blair W. Lambert	Severance Benefit	$ 338,800	N/A	$ 2,931,606
	COBRA Premiums Continuation Payments*	23,066	N/A	23,066
	Stock Option Vesting Acceleration	51,087	$ 51,087	51,087
	Lapse of Stock Award Restrictions	2,296,875	3,889,375	3,889,375
	Total value:	$2,709,828	$3,940,462	$ 6,895,134
Kip M. Garcia	Severance Benefit	$ 374,000	N/A	$ 5,656,049
	COBRA Premiums Continuation Payments*	19,109	N/A	19,109
	Stock Option Vesting Acceleration	0	$ 0	0
	Lapse of Stock Award Restrictions	3,031,875	5,481,875	5,481,875
	Total value:	$3,424,984	$5,481,875	$11,157,033
Marina Armstrong	Severance Benefit	$ 338,800	N/A	$ 2,764,018
	COBRA Premiums Continuation Payments*	23,066	N/A	23,066
	Stock Option Vesting Acceleration	12,763	$ 12,763	12,763
	Lapse of Stock Award Restrictions	2,909,375	4,501,875	4,501,875
	Total value:	$3,284,004	$4,514,638	$ 7,301,722
Lynda G. Gustafson	Severance Benefit	$ 207,000	N/A	$ 753,300
	COBRA Premiums Continuation Payments*	20,325	N/A	20,325
	Stock Option Vesting Acceleration	5,200	$ 5,200	5,200
	Lapse of Stock Award Restrictions	257,250	257,250	257,250
	Total value:	$ 489,775	$ 262,450	$ 1,036,075

* Includes payments in respect of disability and life insurance benefits, as well as medical, dental and vision insurance benefits. Disability and life insurance costs are estimated based on the Company's current group

plan benefit costs; actual costs of individual non-plan benefits are not known at this time. Medical, dental and vision insurance costs are calculated using the current post- termination continued benefit rate prescribed by the applicable plan.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

The Board has delegated to our Audit Committee the responsibility for reviewing related-person transactions. The Audit Committee reviews the material facts of all related-person transactions, including transactions between the Company and our officers or directors (or affiliates of officers or directors), that require the Committee's approval under the applicable rules of the SEC and NASDAQ. The Audit Committee either approves or disapproves the entering into of each related-person transaction. If advance review or approval is not feasible prior to the entry into of a particular related-person transaction, the Audit Committee will review that transaction after it has been entered into and determine whether to ratify such transaction. The Audit Committee has the authority to establish categories of related-person transactions which do not require the approval of the Committee as well as procedures for consummating certain types or categories of transactions without the approval of the Committee.

In April 2007, the Audit Committee approved written procedures authorizing the Company's General Counsel to review and approve or ratify related-person transactions involving the payment by the Company of amounts of $100,000 or less (unless involving the General Counsel). These procedures require the General Counsel to promptly report to the Audit Committee each such related-person transaction reviewed by her and her determination.

In fiscal 2008, there were no related-person transactions under applicable SEC or NASDAQ rules.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2008 with the Company's management.
2. The Audit Committee has discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm during fiscal 2008, the matters required to be discussed by the applicable Public Company Accounting Oversight Board and Securities and Exchange Commission requirements.
3. The Audit Committee has received the written disclosures and the letter from its independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence, and has discussed with the independent accountants the independent accountants' independence.
4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the period ended January 31, 2009, for filing with the SEC.

THE AUDIT COMMITTEE

Daniel R. Lyle, *Chairman*
John C. Pound
William U. Westerfield

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The fees billed by Deloitte & Touche LLP for the indicated services performed during the fiscal 2008 and fiscal 2007 were as follows:

	Fiscal 2008	Fiscal 2007
Audit Fees (1)	$788,000	$976,000
Audit-Related Fees (2)	$ 10,000	$ 38,000
Tax Fees (3)	$201,000	$290,000
All Other Fees	—	—

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and internal control over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under Audit Fees. In fiscal 2008, these fees were related to consents issued for the Company's 401(k) plan and annual franchise disclosure document. In fiscal 2007, these fees primarily included fees for the audit of the Company's 401(k) plan.

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning. In fiscal 2008, these fees included $173,000 for tax consultation and $28,000 for tax compliance. In fiscal 2007, these fees included $140,000 for tax consultation and $150,000 for tax compliance.

The Audit Committee has considered the non-audit services provided by Deloitte & Touche LLP as described above and believes that they are compatible with maintaining Deloitte & Touche LLP's independence as the Company's principal accountants.

The Audit Committee has established a policy requiring its pre-approval of the retention of the Company's independent registered public accounting firm for all audit, review or attest engagements and all such non-audit services as the independent registered public accounting firm is permitted to provide the Company, as well as its approval of all fees, including those listed in the table above, for such services, other than de minimis non-audit services allowed by applicable law.

PROPOSAL TWO: ADVISORY VOTE ON APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP, an independent registered public accounting firm, to audit the Company's financial statements for fiscal year 2009, and recommends that the stockholders vote in favor of such appointment.

Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1987. Stockholder approval of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm is not required by the Company's bylaws or otherwise. The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit of the Company's financial statements and the independent registered public accounting firm. The Audit Committee will consider the results of the stockholder vote and in the event of a negative vote will reconsider its selection of Deloitte & Touche LLP. Even in the event of an affirmative stockholder vote, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire. The representatives also are expected to be available to respond to appropriate questions from stockholders.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2009.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of the end of fiscal 2008 with respect to the shares of the Company's common stock that were authorized for issuance under all of the Company's equity compensation plans in effect as of the end of fiscal 2008. The Company does not have any equity compensation plans that have not been approved by the Company's stockholders.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights and Vesting of Restricted Stock Units	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plan Approved by Stockholders	1,075,375(1)	$13.57(2)	1,301,520(3)(4)(5)
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	1,075,375	$13.57	1,301,520

(1) Includes 286,321 shares subject to outstanding restricted stock unit awards.

(2) Does not include shares subject to outstanding restricted stock unit awards.

(3) Consists of 1,035,907 and 265,613 shares of common stock remaining available for issuance under The Gymboree Corporation 2004 Equity Incentive Plan and 1993 Amended and Restated Employee Stock Purchase Plan. As the 1993 Amended and Restated Employee Stock Purchase Plan was suspended as of January 1, 2009, no shares were subject to purchase as of the end of fiscal 2008.

(4) From the inception of the 2004 Equity Incentive Plan to the end of fiscal 2008, 240,496 shares that were subject to options under the 1993 Stock Option Plan became available for issuance under the Company's 2004 Equity Incentive Plan when those options expired without having been exercised and 1,274,826 shares became available for issuance under the Company's 2004 Equity Incentive Plan that were either previously available for issuance and not subject to outstanding options under The Gymboree Corporation 2002 Stock Incentive Plan or subject to options under the Company's 2002 Stock Incentive Plan that expired without having been exercised. Up to 200,738 shares that are currently subject to outstanding options granted under the 1993 Stock Option Plan or the Company's 2002 Stock Incentive Plan may become available for issuance under the Company's 2004 Equity Incentive Plan in the future to the extent those shares are not issued (for example, if those options expire without being exercised). Shares available for issuance under the Company's 2004 Equity Incentive Plan may be granted in the form of stock options, stock awards, restricted stock awards, restricted stock units, stock appreciation rights or any other form of equity compensation approved by the Compensation Committee or the Board.

(5) The Company's non-employee directors receive annual equity awards valued at $110,000. These awards vest over a three-year term.

OTHER INFORMATION

Other Matters of Business

The Company knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

Annual Report

Copies of The Gymboree Corporation 2008 Annual Report to Stockholders are being mailed to stockholders together with this Proxy Statement. Additional copies may be obtained from the Secretary of the Company at 500 Howard Street, San Francisco, California 94105 or at http://ir.gymboree.com/annual.cfm.

The Gymboree Corporation Annual Report on Form 10-K for the fiscal year ended January 31, 2009, as filed with the SEC, is included in The Gymboree Corporation 2008 Annual Report to Stockholders.

Corporate Governance Information

The following corporate governance materials of the Company are available in the Investors section of the Company's website at www.gymboree.com. You may access the materials by clicking on the "Our Company—Corporate Governance" link:

- Business & Ethics Code of Conduct;
- Audit Committee, Nominating and Governance Committee, and Compensation Committee charters;
- Code of Ethics for Senior Financial Officers; and
- Corporate Governance Guidelines.

If any material provision of the Company's Business & Ethics Code of Conduct or the Company's Code of Ethics for Senior Financial Officers is waived for the Company's Chief Executive Officer or senior financial officers, or if any substantive changes are made to either code as they relate to any director or executive officer, the Company will disclose that fact on the Company's website within four business days of such waiver being made.

Householding Information

As permitted by the SEC's rules, the Company will deliver only one annual report or proxy statement to multiple stockholders sharing an address unless the Company has received contrary instructions from one or more of the stockholders. The Company will, upon written or oral request, deliver a separate copy of the annual report or proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered and will include instructions as to how the stockholder can notify the Company that the stockholder wishes to receive a separate copy of the annual report or proxy statement. Registered stockholders wishing to receive a separate annual report or proxy statement in the future or registered stockholders sharing an address wishing to receive a single copy of the annual report or proxy statement in the future may contact the Company's transfer agent Computershare Investor Services by mail at PO Box 43078, Providence, Rhode Island, 02940-3078, or by telephone at 877-282-1169.

Deadline for Receipt of Stockholder Proposals for 2010 Annual Meeting

Proposals of stockholders of the Company which are intended to be included in the Company's proxy statement and presented by such stockholders at the 2010 Annual Meeting must be received by the Company no later than Thursday, December 31, 2009. In addition, the Company's bylaws establish an advance notice procedure for stockholder proposals that are not intended to be included in the Company's proxy statement, including nominations for the election of directors. A copy of the full text of the bylaw provisions setting forth the advance notice procedure may be obtained by writing to the Company's Secretary. For proposals and nominations to be properly brought before the 2010 Annual Meeting by a stockholder, the stockholder must provide written notice delivered to or mailed to and received by the Company's Secretary at the Company's principal executive offices no later than Thursday, December 31, 2009. Any notice of a proposal or nomination received by the Company after that date will be considered untimely. In addition, if the Company receives notice of a stockholder proposal after Tuesday, March 16, 2010, the persons named as proxies in the proxy statement for the 2010 Annual Meeting will have discretionary voting authority to vote on such proposal at the 2010 Annual Meeting.

Company Consideration of Stockholder-Recommended Director Nominees

The Company's Nominating and Governance Committee will consider director nominee recommendations submitted by stockholders. Stockholders who wish to recommend a director nominee should submit their suggestions in writing to the following: Chairperson of Nominating and Governance Committee, Attn: Secretary, The Gymboree Corporation, 500 Howard Street, San Francisco, California 94105.

Stockholders should include the name, biographical information, and other relevant information relating to the recommended director nominee, including information that would be required to be included in the proxy statement filed in accordance with applicable rules under the Securities Exchange Act of 1934, as amended, and the written consent of the director nominee to be named as a nominee and to serve as a director, if elected. Evaluation of any such recommendations is the responsibility of the Nominating and Governance Committee under its written charter. In the event of any stockholder recommendations, the Nominating and Governance Committee will evaluate the persons recommended in the same manner as other candidates.

Stockholder Communications with the Board of Directors

Stockholders may contact the Company's Board as a group or an individual director by sending written correspondence to the following address: Board of Directors, Attn: Secretary, The Gymboree Corporation, 500 Howard Street, San Francisco, California 94105. Stockholders should clearly specify in each communication the name of the individual or group of directors to whom the communication is addressed.

FOR THE BOARD OF DIRECTORS

Marina Armstrong
Secretary

Dated: April 30, 2009

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Corporate Profile

The Gymboree Corporation's specialty retail brands offer unique, high-quality products delivered with personalized customer service. As of January 31, 2009, the Company operated a total of 886 retail stores: 615 Gymboree® stores (584 in the United States, 29 in Canada and 2 in Puerto Rico), 118 Gymboree Outlet stores, 115 Janie and Jack® shops and 38 Crazy 8® stores in the United States. The Company also operates online stores at gymboree.com, janieandjack.com and crazy8.com, and offers directed parent-child developmental play programs at 609 franchised and Company-operated Gymboree Play & Music® centers in the United States and 30 other countries.

Board of Directors

Matthew K. McCauley
Chairman of the Board and Chief Executive Officer, The Gymboree Corporation

Gary M. Heil
Business Advisor; Founder C.F.I.L.

Blair W. Lambert
Chief Operating Officer and Chief Financial Officer, The Gymboree Corporation

Daniel R. Lyle
Retired Partner, PricewaterhouseCoopers LLP

Michael J. McCloskey
Director and Chief Executive Officer, FrontRange Solutions, Inc.

John C. Pound
President, Integrity Brands, Inc.

William U. Westerfield
Retired Partner, Price Waterhouse LLP

Executive Officers

Matthew K. McCauley
Chairman of the Board and Chief Executive Officer

Kip M. Garcia
President

Blair W. Lambert
Chief Operating Officer and Chief Financial Officer

Marina Armstrong
Senior Vice President, Human Resources, and Play & Music, and Secretary

Lynda G. Gustafson
Vice President and Corporate Controller

Jeffrey P. Harris
Vice President, Finance

Shareholder Information

Annual Meeting
Shareholders are invited to attend our annual meeting at 9 a.m. on Tuesday, June 9, 2009, at our corporate headquarters at 500 Howard Street, San Francisco, CA 94105.

Common Stock Trading
Common stock of The Gymboree Corporation is traded on the Nasdaq National Market System under the symbol GYMB.

Registrar and Transfer Agent
Shareholders should direct inquiries regarding address changes and lost certificates to:

Computershare
P.O. Box 43078
Providence, RI 02940
tel 877 282 1169
computershare.com

Corporate Information

The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105
tel 415 278 7000
fax 415 278 7100

Investor Relations
Investor information is available at gymboree.com or by written request to:

The Gymboree Corporation
Investor Relations
500 Howard Street
San Francisco, CA 94105

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Corporate Counsel
Perkins Coie LLP
1620 26th Street, Sixth Floor
Santa Monica, CA 90404
tel 310 788 9900

The GYMBOREE Corporation

GYMBOREE®

JANIE AND JACK®

crazy 8®

GYMBOREE PLAY & MUSIC®

500 Howard Street, San Francisco, California 94105